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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       ANCHOR GLASS CONTAINER CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       59-3417812
      (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

 ONE ANCHOR PLAZA, 4343 ANCHOR PLAZA PKWY.                       33634-7513
                 TAMPA, FL                                       (ZIP CODE)
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (813) 884-0000

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
 SERIES A 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

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

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains forward-looking statements, including statements regarding, among other items, (i) the expected realization of Anchor's business strategy and the cost savings estimated to be achieved in connection therewith and the costs associated therewith, (ii) the sufficiency of cash flow and other sources of liquidity to fund Anchor's debt service requirements, working capital needs and other significant expenditures and (iii) anticipated trends in the glass packaging industry, including with respect to industry capacity, product demand and pricing. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," "project" and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Anchor's control. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors including those described below. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Registration Statement will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Anchor does not undertake any obligation to update or revise any forward-looking statements.

ITEM 1.  BUSINESS

     Unless otherwise noted, references to: (i) "Anchor" or "the Company" shall mean Anchor Glass Container Corporation; (ii) "Consumers" shall mean Consumers Packaging Inc. and its Canadian subsidiary, Consumers International Inc. ("Consumers International"); (iii) the "Anchor Acquisition" shall mean the acquisition by the Company of certain assets and the assumption of certain liabilities of Old Anchor on February 5, 1997; and (iv) "Old Anchor" shall mean the former Anchor Glass Container Corporation, which is currently a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code of 1978, as amended (the "Bankruptcy Code") and was renamed Anchor Resolution Corp. following the Anchor Acquisition. Financial information set forth in this Registration Statement has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). References to "C$" are to Canadian Dollars.

COMPANY OVERVIEW

     On a pro forma basis after giving effect to the Anchor Acquisition, Anchor is the third largest manufacturer of glass containers in the United States, with an approximate 19% share of U. S. glass container sales in 1996. Anchor produces a diverse line of flint (clear), amber, green and other colored glass containers of various types, designs and sizes. The Company manufactures and sells its products to many of the leading producers of beer, liquor, food, juice, tea, soda and mineral water. The Company focuses on the production of beer containers as this product category accounted for 50% of the Company's pro forma 1996 unit sales, nearly twice the volume of its next largest category. After giving effect to the Anchor Acquisition, for the year ended December 31, 1996, the Company had pro forma net sales of $722.7 million.

     Consumers, Canada's only glass container manufacturer, indirectly owns approximately 59% of Anchor on a fully diluted basis. By management's estimates, Consumers produced in excess of 80% of all glass containers sold in Canada in 1996, with U.S. glass container manufacturers (including Old Anchor) having produced most of the remainder. On a pro forma combined basis, after giving effect to the Anchor Acquisition, the Company and Consumers would have had total net sales of over $1.0 billion in 1996, net of intercompany sales.

     The Company was formed in January 1997 by Consumers to consummate the Anchor Acquisition. Prior to the Anchor Acquisition on February 5, 1997, the Company did not conduct any operations. Consumers U.S., Inc. ("Consumers U.S.") was also formed in January 1997 by Consumers as a holding company for Anchor. Old Anchor was formed by members of the management of the Glass Container Division of Anchor Hocking Corporation (the "Glass Container Division") and persons associated with Wesray Corporation to carry out the leveraged acquisition in 1983 of the business and certain of the assets of the Glass Container Division. Old Anchor acquired Midland Glass Company, Inc. in 1984 and Diamond-Bathurst Inc. in 1987.

     In November 1989, Vitro S.A. ("Vitro") acquired substantially all of the stock of Old Anchor. Simultaneously, Vitro acquired all of the stock of Latchford Glass Company, which was subsequently merged into Old Anchor.

     During 1995, Old Anchor's performance began to deteriorate. Management believes such deterioration was due to a number of factors, including the maintenance of excess production capacity at the expense of profitability. By keeping plants operating at less than efficient levels of operation, management believes Old Anchor suffered from high per unit production costs. In 1995 and 1996, Old Anchor lost significant sales volumes with long-term contract based customers. Old Anchor continued to operate underutilized production capacity by accepting contracts for shorter production runs, which require more frequent retooling. In addition to filling plants with this lower margin business, management believes Old Anchor manufactured product for customers at facilities that were beyond a cost effective distribution range, incurring excessive shipping and freight costs. In addition, in 1996, facing surplus production capacity in a mature market, U.S. and Canadian glass container manufacturers engaged in intense price competition. In September 1996, Old Anchor filed for protection under Chapter 11 of the Bankruptcy Code.

     A new senior management team, including executives from Consumers and its majority shareholder, G&G Investments, Inc. ("G&G"), who led the turnarounds at both Consumers and Glenshaw Glass Company, Inc. ("Glenshaw"), will implement a series of turnaround initiatives at Anchor. Further, in connection with a plan to simplify the corporate ownership structure of Consumers, the Company and their affiliates, Glenshaw may become a subsidiary of the Company.

THE ANCHOR ACQUISITION AND THE NOTE OFFERING

     The Anchor Acquisition. On February 5, 1997, pursuant to an Asset Purchase Agreement dated December 18, 1996, as amended (the "Asset Purchase Agreement"), between Consumers, Owens-Brockway Glass Container, Inc. ("Owens") and Old Anchor (the rights and obligations of Consumers under the Asset Purchase Agreement having been assigned to the Company), the Company and Owens purchased substantially all of the assets of, and assumed certain liabilities, of Old Anchor. Old Anchor's Antioch and Hayward, California plants and its interest in Rocky Mountain Bottle Company were acquired, and the related liabilities assumed, by Owens (the "Owens Purchase"). In June 1997, Owens closed the Antioch plant. The Company purchased substantially all of the other assets of Old Anchor, including eleven operating plants, several idled plants and other related assets. The Company also assumed certain other liabilities of Old Anchor, including certain of Old Anchor's liabilities in respect of the Anchor Glass Container Corporation Service Retirement Plan, the Anchor Glass Container Retirement Plan for Salaried Employees and the Pension Plan for Hourly Employees of Latchford Glass Company and Associated Companies (collectively, the "Plans"). The Company did not assume Old Anchor's liabilities in respect of its bank debt, debt securities and industrial revenue bonds.

     The acquisition price is subject to a final adjustment based on an audited January 10, 1997 balance sheet. For purposes of the closing of the Anchor Acquisition, the unaudited closing balance sheet was prepared by Old Anchor. Management of the Company believes that there may be certain adjustments to the closing balance sheet required which, if material, could impact the purchase price paid by the Company, the allocation of such purchase price, and as a result, the historical balance sheet of the Company at September 30, 1997 and pro forma balance sheet at December 31, 1996, included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Factors Affecting Future Operating Results -- Balance Sheets; Purchase Price Adjustment."

     The total sources and uses of funds in connection with the Anchor Acquisition and the Owens Purchase were as follows (dollars in millions):

              SOURCES OF FUNDS                                    USES OF FUNDS
---------------------------------------------     ---------------------------------------------
Revolving Credit Facility............  $  0.1
Anchor Loan Facility................   130.0
Owens Purchase......................   128.4
Owens purchase of inventory(1)......     4.4
Series B Preferred Stock(2).........    84.0
Class B Common Stock(2).............     1.0
Series A Preferred Stock(3)(5)......    56.0
Class A Common Stock(3).............    12.0
                                      ------
     TOTAL SOURCES OF FUNDS.........  $415.9
                                      ======
Cash escrowed for creditors(4)......  $209.2
Repayment of DIP credit facility....   108.6
Other priority claims...............    11.1
Cash pension payment(5).............     9.1
Series A Preferred Stock pension
  payment(5)........................     9.0
Series A Preferred Stock(4).........    47.0
Class A Common Stock(4).............    12.0
Fees and expenses...................     9.9
                                      ------
     TOTAL USES OF FUNDS............  $415.9
                                      ======

---------------
(1) Anchor purchased certain inventory from Old Anchor, which was immediately resold to Owens.

(2) Issued to Consumers U.S. in exchange for cash contribution.

(3) Represents (a) 1,879,320 shares of Anchor's mandatorily redeemable 10% cumulative convertible preferred stock, par value $.01 per share (the "Series A Preferred Stock"), (valued at $47.0 million) and 490,898 shares of Anchor's Class A Common Stock, par value $.10 per share (the "Class A Common Stock") (valued at $12.0 million), issued to Smith Barney, Inc. ("Smith Barney") in escrow for the benefit of certain creditors of Old Anchor in partial satisfaction of Old Anchor's liabilities to such creditors, including, without limitation, the holders of Old Anchor's debt securities and industrial revenue bonds and (b) 360,000 shares of Series A Preferred Stock (valued at $9.0 million) contributed to the Plans.

(4) This amount is being held in escrow until the plan of reorganization for Old Anchor is consummated. This cash will first be allocated to Old Anchor's senior secured creditors whose claims aggregate $158.0 million. Thereafter, the balance of this cash will be allocated among (x) the holders of Old Anchor's 10.25% Series A Senior Notes due 2002 and 9.875% Senior Subordinated Debentures due 2008, the holders of which are unsecured creditors with claims aggregating approximately $307.0 million, and (y) certain other unsecured creditors of Old Anchor, in both cases to supplement the 1,879,320 shares of Series A Preferred Stock (valued at $47.0 million) and the 490,898 shares of Class A Common Stock (valued at $12.0 million) issued to Smith Barney in escrow for such unsecured creditors.

(5) $9.1 million in cash plus 360,000 shares of Series A Preferred Stock (valued at $9.0 million) were contributed to the Plans.

     The Note Offering. In April 1997, the Company offered (the "Note Offering") its 11 1/4% First Mortgage Notes due 2005 (the "Notes"). The gross proceeds of the Note Offering were $150.0 million. The Company used approximately $130.0 million of such proceeds to repay all outstanding indebtedness under the Anchor Loan Facility, approximately $8.8 million to repay advances outstanding under the Revolving Credit Facility and approximately $6.0 million to pay fees and expenses incidental to the Note Offering with the remaining approximately $5.2 million of such proceeds used for working capital purposes.

PRODUCTS

     The table below provides a summary by product group of Old Anchor's net sales (in millions of dollars) and approximate percentage of net sales by product group for the years 1994 through 1996:

                                                      YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------
               PRODUCT                     1994                  1995                 1996
    ------------------------------  ------------------     ----------------     ----------------
    Beer..........................  $  448.1      41.1%    $377.1      39.4%    $304.7      37.4%
    Liquor/Wine...................     197.9      18.2      202.6      21.2      200.4      24.6
    Food..........................     202.9      18.6      172.1      18.0      166.0      20.4
    Tea...........................     126.0      11.6      104.7      10.9       61.0       7.5
    Beverage/Water................      70.5       6.5       60.1       6.3       42.1       5.2
    Other.........................      43.9       4.0       40.0       4.2       40.2       4.9
                                    --------     -----     ------     -----     ------     -----
              Total...............  $1,089.3     100.0%    $956.6     100.0%    $814.4     100.0%
                                    ========     =====     ======     =====     ======     =====

     There can be no assurance that the information provided in the preceding table is indicative of the glass container product mix of the Company in the remainder of 1997 or in subsequent years. Management's strategy is to focus on shifting its product mix towards those products management believes likely to both improve operating results and increase unit volume. In particular, Anchor will focus on the production of beer bottles, the market for which has grown at an average annual rate of 7% from 1991 to 1996. In addition, management is also implementing a strategy of cultivating longer term relationships with high volume customers.

CUSTOMERS

     The Company produces glass containers mainly for a broad base of customers in the food and beverage industries in the United States. The Company's top ten customers include well-known brand names such as The Stroh Brewery Company ("Stroh's"), Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Latrobe (Rolling
Rock), The Coca-Cola Trading Company (non-carbonated), Bacardi International Limited, PepsiCo, Inc., Austin Nichols & Co., Inc. (Yoo Hoo), The J.M. Smucker Company, Saxco International Inc. and Specialty Products Company (Nabisco). The majority of the Company's glass container designs are produced to customer specifications and sold on a contract basis.

     The Company's largest customer, Stroh's, accounted for 15.3% of its net sales for the period from February 5, 1997 to September 30, 1997. Anheuser-Busch and Stroh's accounted for 12.9% and 12.1%, respectively, of its pro forma net sales in 1996. The loss of either of such customers could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's ten largest customers accounted for approximately 59.9% of pro forma net sales in 1996, and 53.5% of net sales for the period from February 5, 1997 to September 30, 1997.

     Anchor has entered into a contract with Stroh's to become the exclusive producer of all glass beer containers for Stroh's product in the United States. In addition, following the Anchor Acquisition, the Company secured a contract with Anheuser-Busch to produce, subject to Anheuser-Busch's requirements, approximately 4.0 million gross during 1997, which represents approximately 12.0% of the Company's 1997 volume currently under contract. During 1996, Anheuser-Busch substantially reduced its purchases from Old Anchor to 6.8 million gross in 1996 and, before the Anchor Acquisition, had indicated its intention to cease doing business with Old Anchor after 1996. Management believes that the 1997 requirements contract for Anheuser-Busch represents an initial step in its strategy to strengthen customer relationships.

     Certain of the Company's manufacturing plants currently produce bottles for Adolph Coors Company ("Coors"), accounting for 11.1% of the Company's pro forma net sales in 1996. In connection with the Anchor Acquisition, the Company entered into an arrangement with Owens whereby the Company's facilities that historically produced bottles for Coors continued to produce bottles ordered by Coors from Owens during a transition period that ended in May 1997 with an extension for a limited number of lower volume items.

MARKETING AND DISTRIBUTION

     The Company's products are primarily marketed by an internal sales and marketing organization that consists of 13 direct sales people and 27 business managers who are organized into teams with responsibility for each specific product line. Old Anchor's sales force was principally compensated based on increase of sales volume without regard to margin. Management has recently implemented a sales compensation program based on improving margin at the plant level as well as increases in sales volume. Marketing efforts by the Company's employees will be supplemented by Mr. Ghaznavi and his team of managers who plan to leverage their relationships in the glass industry to increase sales at the Company. As a result of the Company's affiliation with Consumers and Glenshaw, management expects that Consumers and Glenshaw sales personnel will also market the capabilities of Anchor with respect to certain production in exchange for a market-based commission, thereby resulting in increased sales opportunities at Anchor.

     Anchor anticipates that certain production will be reallocated among its ongoing plants in order to maximize machine capability and geographic proximity to customers. In addition, Anchor intends to capitalize on its affiliation with Consumers, with certain U.S. customers formerly served by Consumers having their production shifted to U.S.-based Anchor facilities closer to such customers and certain Canadian customers formerly served by Anchor having their production shifted to Canadian-based Consumers facilities closer to such customers, in each case in exchange for a market-based commission payable to the entity shifting its existing production or responsible for the new business. With reduced shipping distances as a result of this reallocation of production, Anchor believes it will be able to reduce shipping time to customers, decrease levels of breakage incurred in shipping product over longer distances and improve efficiency at its plants resulting in faster and higher quality production and service for its customers.

SEASONALITY

     Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, the Company's shipment volume is expected to be higher in the second and third quarters. Consequently, the Company normally builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. Historically, the Company has scheduled shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns adversely affect profitability during the first and fourth quarters. The Company is reviewing alternatives to reduce downtime during these holiday periods in order to minimize disruptions to the production process and its negative affect on profitability.

MANUFACTURING PROCESS

     To manufacture glass containers, sand, limestone, soda ash and minor ingredients, along with crushed recycled glass (also known as "cullet"), are mixed in specific proportions and automatically fed into furnaces which, operating at temperatures of up to 2,860 degrees Fahrenheit, melt the raw material batch and produce molten glass. The molten glass flows from the furnace through feeder orifices, is cut into gobs and then drops into molds located in automatic "individual section" glass forming machines ("IS Machines"). In these machines, mechanical devices and air pressure form the glass into its final shape. The containers are conveyed through an oven known as an annealing lehr to anneal (or harden) the glass. Surface coatings are applied to strengthen the glass and lubricate it for easier handling.

     Glass forming machines are generally operated for approximately five to seven years before they are removed from the plant for rebuilding. When a machine is removed for rebuilding, a new or rebuilt machine is immediately installed in its place so as to minimize plant downtime.

     IS Machines vary in size, usually having eight, ten or twelve "sections." Each section in turn may have from two to four bottle-producing "cavities" consisting of two sets of molds each. The first mold set receives the gob of glass from the furnace feeder and forms a "parison," which is roughly in the shape of the container. The parison is then transferred by the machine to the second (finish) mold set where it is blown into the final container shape using compressed air. During each machine "cycle," an IS Machine produces one bottle in each of its cavities. Accordingly, an eight-section double-cavity machine produces sixteen bottles per machine cycle, while a ten-section triple-cavity machine produces thirty bottles per machine cycle. Typically, the largest machines are the most productive as they require less labor and related costs per unit produced.

     Glass forming machines also differ in the "speed," or number of cycles per unit of time, that they can achieve. Typically, the faster the machine, the more efficient and productive it is as, among other things, the fixed labor costs per unit produced are reduced. However, certain products are not necessarily well-suited for the fastest IS Machines or those with the most bottle-producing cavities. IS Machines with a high number of bottle producing cavities would not be capable of producing particular product lines such as large or unusually shaped liquor bottles.

     Finally, IS Machines form containers by one of two processes: (i) the "blow and blow" process, whereby both the parison and the final container are formed using compressed air or (ii) the more advanced "press and blow" method, whereby, a precisely aligned metal plunger is used to press the molten glass into shape in the first mold set. The "press and blow" method has been used for many years to form all wide mouth food containers. A significant manufacturing advance has been the development of high speed IS Machines capable of producing high quality beer and soft drink containers using the narrow-neck-press-and-blow process. The narrow-neck-press-and-blow process enables bottles to be made with less glass and still meet strength requirements, which results in production cost savings. More importantly, it results in a lighter weight bottle that costs less to produce in terms of raw materials and energy per unit. These lightweight bottles are also typically produced at higher machine speeds that increase productivity and further reduce per unit costs.

SUPPLIERS AND RAW MATERIALS

     Sand, soda ash, limestone, cullet and corrugated packaging materials are the principal materials used by the Company. All of these materials are available from a number of suppliers and the Company is not dependent upon any single supplier for any of these materials. Management believes that adequate quantities of these materials are and will be available from various suppliers. Material increases in the cost of any of these items could have a significant impact on the Company's operating results.

     All of the Company's glass melting furnaces are equipped to burn natural gas, which is the primary fuel used at its manufacturing facilities. Backup systems are in place at most facilities to permit the use of fuel oil or propane should that become necessary. Electricity is used in certain instances for supplementary melting. The Company expects to be continually involved in programs to conserve and reduce its consumption of fuel. Although natural gas remains generally less expensive than electricity, prices for natural gas have fluctuated in recent years, with significant increases in 1993, declines in 1994 and 1995 and a significant increase again in 1996. While certain of these energy sources may become increasingly in short supply, or subject to governmental allocation or excise taxes, the Company cannot predict the effects, if any, of such events on its future operations. In addition, the Company utilizes a natural gas risk management program to hedge future requirements and to minimize fluctuations in the price of natural gas.

COMPETITION

     The glass container industry is a low growth and mature industry. This low growth combined with excess capacity in the industry have made pricing an important competitive factor. In addition to price, companies in the glass container manufacturing industry compete on the basis of quality, reliability of delivery and general customer service. The Company's principal competitors are Owens and Ball-Foster Glass Container Co., L.L.C. ("Ball-Foster"). These competitors are larger and have greater financial and other resources than the Company. The glass container industry in the United States is highly concentrated, with the three largest producers in 1996, which included Old Anchor, estimated to have accounted for 95% of 1996 production. Owens is generally believed to be the industry's lowest cost producer. Owens has a relatively large research and development staff and has in place numerous technology licensing agreements with other glass producers, including the Company. See "-- Intellectual Property."

     The Company's business consists exclusively of the manufacture and sale of glass containers. Certain other glass container manufacturers engage in more diversified business activities than the Company

(including the manufacture and sale of plastic and metal containers). In addition, plastics and other forms of alternative packaging have made substantial inroads into the container markets in recent years and will continue to affect demand for glass container products. According to industry sources, unit sales in the U.S. glass container manufacturing industry in 1996 were down 2.1% from 1995. Competitive pressures from alternative forms of packaging, including plastics, as well as consolidation in the glass container industry, have resulted in excess capacity and have led to severe pricing pressures on glass container manufacturers.

     During the period of its continued losses, insolvency and uncertainty regarding future operations and ownership, Old Anchor's relationships with many of its major customers were adversely affected and Old Anchor lost certain customers or received volume reductions and in many cases reduced prices substantially in order to maintain production volumes. In order to successfully improve the Company's operating performance as compared to Old Anchor, the Company will need to establish and maintain strong relationships with major customers based upon competitive pricing. However no assurance can be given that the Company will be able to achieve this objective.

QUALITY CONTROL

     The Company maintains a program of quality control with respect to suppliers, line performance and packaging integrity for glass containers. The Company's production lines are equipped with a variety of automatic and electronic devices that inspect containers for dimensional conformity, flaws in the glass and various other performance attributes. Additionally, products are sample inspected and tested by Company employees on the production line for dimensions and performance and are also inspected and audited after packaging. Containers which do not meet quality standards are crushed and recycled as cullet.

     The Company monitors and updates its inspection programs to keep pace with modern technologies and customer demands. The Company maintains its own laboratory at its corporate headquarters where samples of glass and raw materials from its plants are routinely chemically and electronically analyzed to monitor compliance with quality standards. Laboratories are also maintained at each manufacturing facility to test various physical characteristics of products.

INTELLECTUAL PROPERTY

     Pursuant to a Technology Assistance and License Agreement (the "Technology Agreement") between Owens and Consumers, the Company is entitled to use patents, trade secrets and other technical information of Owens relating to glass manufacturing technology. The agreement, entered into in February 1997, provides for a term of up to ten years. Owens is generally considered one of the world's most technologically advanced manufacturers of glass containers. The Technology Agreement allows Anchor to plan capital investments in line with Owens' advanced production techniques.

     While the Company holds various patents, trademarks and copyrights of its own, it believes its business is not dependent upon any one of such patents, trademarks or copyrights.

EMPLOYEES

     As of November 1, 1997, the Company employed approximately 3,350 persons on a full-time basis. Approximately 550 of these employees are salaried office, supervisory and sales personnel. The remaining employees are represented principally by two unions, Glass, Molders, Pottery, Plastics and Allied Workers (the "GMP"), which represents approximately 90% of the Company's hourly employees, and the American Flint Glass Workers Union (the "AFGWU"), which represents approximately 10% of the Company's hourly employees. The Company's two labor contracts with the GMP and its two labor contracts with the AFGWU have three year terms expiring on March 31, 1999 and August 31, 1999, respectively. Old Anchor was granted a deferral of the scheduled 1996 wage increase under its collective bargaining agreements. The Company granted the 1996 increase effective as of the date of the Anchor Acquisition, and the 1997 increase effective as of April 1, 1997. These two increases represent a 9% increase in wage rates as of April 1, 1997 as compared to 1996 wage rates. The Company is subject to OSHA and other laws regulating safety and noise exposure levels in the production area of its plants. See "-- Environmental and Other Government Regulation -- Heath and Safety Regulation."

     Old Anchor had not experienced a work stoppage since an industry-wide strike in 1968. The Company considers its employee relations to be good, and does not anticipate any material work stoppages in the near term.

ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION

     Environmental Regulation and Compliance. The Company's operations are subject to increasingly complex and detailed Federal, state and local laws and regulations including, but not limited to, the Federal Water Pollution Control Act of 1972, as amended, the U.S. Clean Air Act, as amended, and the Federal Resource Conservation and Recovery Act, as amended, that are designed to protect the environment. Among the activities subject to regulation are the disposal of checker slag (furnace residue usually removed during furnace rebuilds), the disposal of furnace bricks containing chromium, the disposal of waste, the discharge of water used to clean machines and cooling water, dust produced by the batch mixing process, underground storage tanks and, air emissions produced by furnaces. In addition, the Company is required to obtain and maintain permits in connection with its operations. Many environmental laws and regulations provide for substantial fines and criminal sanctions for violations. The Company believes it is in material compliance with applicable environmental laws and regulations. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that material costs or liabilities will not be incurred.

     Certain environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and analogous State laws provide for strict, joint and several liability for investigation and remediation of releases of hazardous substances into the environment. Such laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. There can be no assurance that the Company or entities for which it may be responsible will not incur such liability in a manner that could have a material adverse effect on the financial condition or results of operations of the Company.

     The Company is engaged in investigation and remediation projects at plants currently being operated and at closed facilities. In addition, Old Anchor was named as a potentially responsible party (a "PRP") under CERCLA with respect to a number of sites. Of these sites, the Company has assumed responsibility with respect to four sites that are currently active. While the Company may be jointly and severally liable for costs related to these sites, in most cases, it is only one of a number of PRPs who are also jointly and severally liable. With respect to the four currently active sites for which the Company has assumed responsibility, the Company estimates that its share of the aggregate cleanup costs of such sites should not exceed $2.0 million, and that the likely range after taking into consideration the contributions anticipated from other potentially responsible parties could be significantly less. However, no assurance can be given that the cleanup costs of such sites will not exceed $2.0 million or that the Company will have these funds available. The Company has established reserves of approximately $16.0 million for environmental costs which it believes are adequate to address the anticipated costs of remediation of these operated and closed facilities and its liability as a PRP under CERCLA. The timing and magnitude of such costs cannot always be determined with certainty due to, among other things, incomplete information with respect to environmental conditions at certain sites, the absence of regulatory determinations with respect to environmental requirements at certain sites, new and amended environmental laws and regulations, and uncertainties regarding the timing of remedial expenditures.

     Management anticipates that capital expenditures required for environmental compliance will be approximately $1.8 million for 1997 and approximately $1.5 million annually in 1998 and 1999. However, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future.

     ERISA and Pension Deficiencies. The Company maintains three defined benefit plans and two profit sharing plans that, prior to the Anchor Acquisition, were maintained by Old Anchor. These plans are covered by the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and are tax qualified under the Internal Revenue Code of 1986, as amended (the "Code"), and subject to regulation by the Internal Revenue Service and the Department of Labor. The three defined benefit plans are also subject to regulation by the Pension Benefit Guaranty Corporation ("PBGC"). The Company's two profit sharing plans contain cash or deferred arrangements under Section 401(k) of the Code. The Company's tax-qualified plans must meet stringent requirements both in form and in operation in order to maintain their tax-qualified status. These requirements are constantly changing with the enactment of new pension legislation, the issuance of new Treasury regulations and other guidance from the Internal Revenue Service. The loss of a plan's qualified status could result in the assessment of tax on the plan's trust income, disallowance of the Company's tax deduction for contributions, and immediate income tax liability upon individual participant's benefits.

     The three defined benefit plans are subject to minimum funding requirements under the Code and Title IV of ERISA. These funding requirements include the obligation to make quarterly contributions to the plans. Under ERISA, if any contribution is missed which, when added to any other missed payment, exceeds the amount of $1.0 million, an automatic lien in favor of the PBGC will arise on all property of the Company and all members of its controlled group. In addition, under ERISA, the PBGC can institute proceedings to terminate any defined benefit plan for a number of reasons, including (i) the failure of the plan to meet ERISA's minimum funding requirements, (ii) the inability of the plan to pay benefits when due or (iii) the possible long-run loss of the PBGC with respect to the plan may reasonably be expected to increase unreasonably if the plan is not terminated. Upon termination of a plan, a lien arises in favor of the PBGC for the amount of the underfunding of the plan.

     On January 9, 1997, the PBGC notified Old Anchor that it intended to institute involuntary termination proceedings with respect to the three defined benefit plans then maintained by Old Anchor that are now maintained by the Company. However, the PBGC reached an agreement with Vitro (the "Termination Agreement"), the parent of Old Anchor, in which Vitro agreed to provide a limited guaranty to the PBGC with respect to the unfunded benefit liabilities of the Company's defined benefit plans, if the plans, or any one of them, are terminated before August 1, 2006. As a result of this agreement with Vitro, the threatened involuntary termination proceeding was never commenced. Under the terms of the Termination Agreement, the PBGC agreed that it would not implement proceedings to terminate the Company's defined benefit plans solely as a result of the Anchor Acquisition or the transactions contemplated by the Asset Purchase Agreement.

     The defined benefit plan covering salaried employees was frozen at the end of 1994, and, at the end of 1996, was not underfunded under Statement of Financial Accounting Standards No. 87 ("SFAS No. 87"). However, the two defined benefit plans that are maintained for hourly employees are significantly underfunded and will require substantial cash contributions over the next few years. At the end of 1996, these two plans in the aggregate had unfunded benefits under SFAS No. 87 totaling approximately $76.7 million. Pension contributions made to the Plans during 1997, including the contributions made by the Company upon the closing of the Anchor Acquisition ($9.1 million in cash and $9.0 million in the Company's Series A Preferred Stock including $8.1 million in cash and $8.0 million in Series A Preferred Stock contributed to the two hourly plans), were approximately $38.4 million. In addition, the underfunding of the two hourly plans required the payment of increased premiums to the PBGC under its pension guaranty program of approximately $1.8 million in 1997.

     Pursuant to the Termination Agreement, a valuation of the shares of Series A Preferred Stock contributed by the Company to the three defined benefit plans is to be performed, and if, based on such valuation, it is determined that the value of such shares as of February 5, 1997 plus the aggregate cash contribution of $9.1 million made to those plans was less than $18.1 million, the Company will be obligated to contribute an amount in cash or "qualifying employer securities" (as defined in section 407(d)(5) of ERISA) equal to the difference between $18.1 million and the value of the shares and cash contributed.

     Management believes that the Company is now in material compliance with all laws and regulations governing its employee benefit plans. In addition, based upon the Company's business plan, management believes the Company will have sufficient cash flow to meet its obligations to make pension contributions and pay PBGC premiums. However, there can be no assurance that future changes in such laws or regulations, or interpretations thereof, changes in the Company's business or in market conditions affecting the value of plan assets will not require the Company to expend amounts that exceed those that are now anticipated.

     Employee Health and Safety Regulation. The Company's operations are subject to a variety of worker safety laws. The U.S. Occupational Safety and Health Act of 1970 ("OSHA") and analogous laws mandate general requirements for safe workplaces for all employees. The Company believes that its operations are in material compliance with applicable employee health and safety laws.

     Deposit and Recycling Legislation. In recent years, legislation has been introduced at the Federal, state and local levels that would require a deposit or tax, or impose other restrictions, on the sale or use of certain containers, particularly beer and carbonated soft drink containers. To date, 10 states have enacted some form of deposit legislation, although no such new legislation has been enacted since 1986. The enactment of additional laws or comparable administrative actions that would require a deposit on beer or soft drink containers, or otherwise restrict their use, could have a material adverse effect on the Company's business. In jurisdictions where deposit legislation has been enacted, the consumption of beverages in glass bottles has generally declined due largely to the preference of retailers for handling returned cans and plastic bottles. Container deposit legislation continues to be considered from time to time at various governmental levels.

     In lieu of this type of deposit legislation, several states have enacted various anti-littering recycling laws that do not involve the return of containers to retailers. The use of recycled glass, and recycling in general, are not expected to have a material adverse effect on the Company's operations.

ITEM 2.  FINANCIAL INFORMATION

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following Unaudited Pro Forma Balance Sheet of the Company as of December 31, 1996 (the "Pro Forma Balance Sheet") gives effect to the formation of the Company, the Anchor Acquisition, the Note Offering and the application of the net proceeds therefrom (collectively, the "Transactions"), as if each such event had occurred on December 31, 1996. The following Unaudited Pro Forma Statements of Operations of the Company for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997 (the "Pro Forma Statements of Operations" and, together with the Pro Forma Balance Sheet, the "Pro Forma Financial Statements") give effect to the Transactions as if each such event had occurred on January 1, 1996 and 1997, respectively. The Pro Forma Financial Statements should be read in conjunction with "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations," the financial statements of the Company, together with the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the historical consolidated financial statements of Old Anchor, together with the notes thereto and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations for Old Anchor," included elsewhere in this Registration Statement. The Pro Forma Financial Statements do not purport to be indicative of the results that would have actually been obtained had such Transactions been completed as of the assumed dates and for the periods presented, or that may be obtained in the future.

     The Anchor Acquisition has been accounted for using the purchase method of accounting, pursuant to which the purchase price is allocated among the acquired assets and liabilities in accordance with estimates of fair value as of the date of acquisition. The purchase price is subject to adjustment as provided in the Asset Purchase Agreement. Accordingly, the Pro Forma Balance Sheet reflects management's preliminary estimates of fair value as of the date of acquisition and of purchase accounting adjustments, and are based upon available information and certain assumptions that the Company considers reasonable under the circumstances. On June 13, 1997, Old Anchor delivered to the Company the Closing Balance Sheet, which indicates that Old Anchor believes that it is entitled to additional payments from the Company and Owens totaling approximately $76.3 million relating primarily to purchase price adjustments. On July 28, 1997, the Company and

Owens delivered individual notices of disagreement to Old Anchor, opposing some of the adjustments sought by Old Anchor as well as asserting other adjustments in the Company's or Owen's favor. The Company's notice of disagreement requested a reduction to the purchase price of approximately $96.8 million. There may be litigation and/or arbitration over some or all aspects of adjustments requested by all parties. Such adjustments, if material, could impact the purchase price paid by the Company in connection with the Anchor Acquisition, the allocation of the purchase price and, as a result, the Pro Forma Balance Sheet. There have been numerous settlement discussions between the Company's management and key members of the creditors committee for Old Anchor which would eliminate the necessity for either arbitration or litigation. Based on these settlement discussions, management believes that any such settlement would not have a material adverse impact on the Pro Forma Balance Sheet. Consequently, the amounts reflected in the Pro Forma Balance Sheet are subject to change.

     In addition, for purposes of the Pro Forma Financial Statements, the historical financial information of Old Anchor as of and for the periods presented has been adjusted to eliminate the effect of certain assets and liabilities of Old Anchor not acquired or assumed by the Company in the Anchor Acquisition, in accordance with the terms of the Asset Purchase Agreement.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                          ANCHOR
                                                        RESOLUTION
                                                          CORP.         PRO FORMA
                                                        HISTORICAL     ADJUSTMENTS         PRO FORMA
                                                        ----------     -----------         ---------
ASSETS
Current assets:
Cash and cash equivalents.............................   $   4,898      $  (4,812)(a)      $  14,078
                                                                               (8)(b)
                                                                           14,000(d)
Accounts receivable...................................      55,851           (139)(a)         43,445
                                                                           (6,238)(b)
                                                                           (6,029)(c)
Inventories --
  Raw materials and manufacturing supplies............      28,528          1,749(a)          24,685
                                                                           (2,620)(b)
                                                                           (2,972)(c)
  Semi-finished and finished products.................     115,891         15,403(a)          93,558
                                                                          (14,875)(c)
                                                                          (22,861)(b)
Other current assets..................................      18,593         (8,880)(a)         13,743
                                                                             (573)(b)
                                                                            4,603(c)
Financing costs.......................................          --         11,572(g)              --
                                                                          (11,572)(g)(n)
                                                           -------       --------           --------
          Total current assets........................     223,761        (34,252)           189,509
Property, plant and equipment, net....................     310,770         (7,200)(a)        320,985
                                                                          (26,683)(b)
                                                                           44,098(c)
Other assets..........................................      52,072        (10,506)(a)         22,421
                                                                           (2,804)(b)
                                                                          (16,341)(c)
Financing costs.......................................          --         14,149(d)(g)       14,149
Intangible pension asset..............................      17,140        (17,140)(a)             --
Investment in joint venture...........................      39,725        (39,725)(b)             --
Goodwill..............................................          --         47,000(c)          47,000
                                                           -------       --------           --------
          Total assets................................   $ 643,468      $ (49,404)         $ 594,064
                                                           =======       ========           ========

             See notes to unaudited pro forma financial statements.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                         ANCHOR
                                                       RESOLUTION
                                                         CORP.         PRO FORMA
                                                       HISTORICAL     ADJUSTMENTS         PRO FORMA
                                                       ----------     -----------         ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIENCY IN ASSETS)
Liabilities not subject to compromise:
Current liabilities:
Debtor-in-Possession Facility........................  $   90,455      $ (90,455)(a)      $      --
Revolving Credit Facility............................          --            104(g)             104
Senior Secured Notes.................................     158,025       (158,025)(a)             --
Accounts payable.....................................      25,727           (387)(a)         20,757
                                                                          (1,961)(b)
                                                                          (2,622)(c)(e)
Accrued expenses.....................................      32,740         (6,217)(a)         57,416
                                                                          (2,033)(b)
                                                                          32,926(c)(e)
Accrued interest.....................................       1,510         (1,510)(a)             --
Accrued compensation and employee benefits...........      60,423         (5,630)(b)         36,737
                                                                         (18,056)(f)
                                                        ---------      ---------           --------
          Total current liabilities..................     368,880       (253,866)           115,014
Long-term debt.......................................          --        150,000(d)         152,376
                                                                           2,376(c)(e)
Pension liabilities..................................      44,179        (11,161)(b)         59,476
                                                                          26,458(c)(e)
Other long-term liabilities..........................     119,722        (16,294)(a)        119,802
                                                                          (1,000)(b)
                                                                          17,374(c)(e)
Prepetition liabilities subject to compromise........     379,994       (379,994)(a)             --
                                                        ---------      ---------           --------
          Total liabilities..........................     912,775       (466,107)           446,668
                                                        ---------      ---------           --------
Series A Preferred Stock.............................          --         55,983(h)(i)       55,983
                                                        ---------      ---------           --------
Stockholders' equity (deficiency in assets):
  Series B Preferred Stock...........................          --         84,000(g)          84,000
  Common Stock.......................................          --            139(g)             139
  Warrants...........................................          --         10,518(g)          10,518
  Capital in excess of par value.....................     576,300       (576,300)(a)          8,328
                                                                           6,828(g)
                                                                           1,500(g)
  Accumulated deficit................................    (823,213)       823,213(a)         (11,572)
                                                                         (11,572)(g)(n)
  Amount related to minimum pension liability........     (22,394)        22,394(a)              --
                                                        ---------      ---------           --------
                                                         (269,307)       360,720             91,413
                                                        ---------      ---------           --------
          Total liabilities and stockholders' equity
            (deficiency in assets)...................  $  643,468      $ (49,404)         $ 594,064
                                                        =========      =========           ========

             See notes to unaudited pro forma financial statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          ANCHOR
                                                        RESOLUTION
                                                          CORP.         PRO FORMA
                                                        HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                        ----------     -----------       ----------
Net sales.............................................  $  814,370      $ (91,689)(h)    $  722,681
Costs and expenses:
  Cost of products sold...............................     831,612        (85,242)(h)       718,098
                                                                          (13,920)(i)
                                                                           (3,141)(j)
                                                                          (13,519)(k)
                                                                            2,308(l)
  Selling and administrative expenses.................      39,570             --            39,570
  Restructuring and other charges.....................      49,973             --            49,973
  Impairment of long-lived assets.....................     490,232       (490,232)(i)            --
  Write-up of assets held for sale....................      (8,967)         5,200(p)         (3,767)
                                                         ---------      ---------        ----------
Loss from operations..................................    (588,050)       506,857           (81,193)
Other income (expense), net...........................     (10,020)         5,553(h)          1,995
                                                                            6,462(m)
Interest expense......................................     (48,601)        29,153(n)        (19,448)
                                                         ---------      ---------        ----------
Loss before reorganization items, income taxes and
  extraordinary items.................................    (646,671)       548,025           (98,646)
Reorganization items..................................      (5,008)            --            (5,008)
Income taxes..........................................      (1,825)            --            (1,825)
                                                         ---------      ---------        ----------
Loss before extraordinary items.......................  $ (653,504)     $ 548,025        $ (105,479)
                                                         =========      =========        ==========
Preferred stock dividends.............................                  $ (12,318)(o)    $  (12,318)
                                                                        =========        ==========
Loss before extraordinary items applicable to common
  stock...............................................  $ (653,504)     $ 535,707        $ (117,797)
                                                         =========      =========        ==========
Weighted average common shares outstanding............                                    1,393,513
Loss per share applicable to common stock before
  extraordinary items.................................                                   $   (84.53)
OTHER DATA:
  EBITDA(q)...........................................  $   34,824      $  (6,072)       $   28,752
                                                         =========      =========        ==========
  Depreciation and amortization.......................  $  101,656      $ (39,912)       $   61,744
                                                         =========      =========        ==========
  Deficiency of earnings to cover fixed charges.......  $  651,679      $(548,025)       $  103,654
                                                         =========      =========        ==========

             See notes to unaudited pro forma financial statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             ANCHOR
                                           RESOLUTION          ANCHOR
                                          CORP. PERIOD      PERIOD FROM
                                          FROM JAN. 1,      FEB. 5, 1997
                                            1997 TO              TO            PRO FORMA
                                          FEB. 4, 1997     SEPT. 30, 1997     ADJUSTMENTS       PRO FORMA
                                          ------------     --------------     -----------       ----------
Net sales...............................    $ 62,560         $  415,636         $(8,483)(h)     $  469,713
Costs and expenses:
  Cost of products sold.................      70,608            386,130          (8,207)(h)        448,095
                                                                                   (613)(k)
                                                                                    177(l)
  Selling and administrative expenses...       3,745             18,127              --             21,872
                                            --------           --------         -------         ----------
Income (loss) from operations...........     (11,793)            11,379             160               (254)
Other income (expense), net.............        (595)               234             630(m)             269
Interest expense........................      (2,437)           (12,725)            732(n)         (14,430)
                                            --------           --------         -------         ----------
Loss before reorganization items and
  extraordinary item....................     (14,825)            (1,112)          1,522            (14,415)
Reorganization items....................        (827)                --              --               (827)
                                            --------           --------         -------         ----------
Loss before extraordinary item..........    $(15,652)        $   (1,112)        $ 1,522         $  (15,242)
                                            ========           ========         =======         ==========
Preferred stock dividends...............                     $   (8,032)        $(1,181)(o)     $   (9,213)
                                                               ========         =======         ==========
Loss before extraordinary item
  applicable to common stock............    $(15,652)        $   (9,144)        $   341         $  (24,455)
                                            ========           ========         =======         ==========
Weighted average common shares
  outstanding...........................                      1,183,909                          1,393,513
Loss per share applicable to common
  stock before extraordinary item.......                     $    (7.72)                        $   (17.55)
OTHER DATA:
  EBITDA(q).............................    $ (4,783)        $   48,611         $  (675)        $   43,153
                                            ========           ========         =======         ==========
  Depreciation and amortization.........    $  7,605         $   36,998         $(1,465)        $   43,138
                                            ========           ========         =======         ==========
  Deficiency of earnings to cover fixed
     charges............................    $ 15,652         $    1,112         $(1,522)        $   15,242
                                            ========           ========         =======         ==========

             See notes to unaudited pro forma financial statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           ANCHOR
                                                         RESOLUTION
                                                           CORP.         PRO FORMA
                                                         HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                         ----------     -----------       ---------
Net sales..............................................  $  640,049      $ (71,317)(h)    $ 568,732
Costs and expenses:
  Cost of products sold................................     636,917        (65,416)(h)      554,156
                                                                           (10,440)(i)
                                                                            (8,636)(k)
                                                                             1,731 (l)
  Selling and administrative expenses..................      30,736             --           30,736
  Restructuring and other charges......................      49,973             --           49,973
                                                          ---------       --------        ---------
Loss from operations...................................     (77,577)        11,444          (66,133)
Other income (expense), net............................      (3,379)         1,319 (h)        2,413
                                                                             4,473 (m)
Interest expense.......................................     (42,160)        27,730 (n)      (14,430)
                                                          ---------       --------        ---------
Loss before reorganization items, income taxes and
  extraordinary items..................................    (123,116)        44,966          (78,150)
Reorganization items...................................      (1,576)            --           (1,576)
Income taxes...........................................      (1,825)            --           (1,825)
                                                          ---------       --------        ---------
Loss before extraordinary items........................  $ (126,517)     $  44,966        $ (81,551)
                                                          =========       ========        =========
Preferred stock dividends..............................                  $  (9,213)(o)    $  (9,213)
                                                                          ========        =========
Loss before extraordinary items applicable to common
  stock................................................  $ (126,517)     $  35,753        $ (90,764)
                                                          =========       ========        =========
Weighted average common shares outstanding.............                                   1,393,513
Loss per share applicable to common stock before
  extraordinary items..................................                                   $  (65.13)
OTHER DATA:
  EBITDA(q)............................................  $   44,256      $ (12,952)       $  31,304
                                                          =========       ========        =========
  Depreciation and amortization........................  $   75,239      $ (30,188)       $  45,051
                                                          =========       ========        =========
  Deficiency of earnings to cover fixed charges........  $  124,692      $ (44,966)       $  79,726
                                                          =========       ========        =========

             See notes to unaudited pro forma financial statements.

                NOTES TO UNAUDITED PROFORMA FINANCIAL STATEMENTS

               YEAR ENDED DECEMBER 31, 1996 AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1997 AND 1996

     The unaudited pro forma balance sheet as of December 31, 1996, gives effect to the following unaudited pro forma adjustments:

(a) Represents elimination of the assets not purchased and liabilities not assumed, including the elimination of LIFO (last-in, first-out) reserves, in the acquisition of certain assets and the assumption of certain liabilities by the Company in accordance with the Asset Purchase Agreement.

(b) Represents elimination of the assets purchased and liabilities assumed by Owens in accordance with their acquisition of the Antioch and Hayward, California plants and Old Anchor's investment in the Rocky Mountain Bottle Company joint venture in accordance with the Agreement.

(c) The purchase price has been preliminarily allocated to the net assets of Old Anchor based on estimated fair values at the date of acquisition with the excess of the cost fair value allocated to goodwill. Goodwill will be amortized on a straight line basis over 20 years. The preliminary allocation of the purchase price of the assets and liabilities acquired by the Company is as follows:

        Purchase price:
          Cash............................................................  $200,470
          Class A Common Stock............................................     2,454
          Series A Preferred Stock........................................    46,983
          Fees and expenses...............................................     1,500
                                                                            --------
                                                                            $251,407
                                                                            ========
        Preliminary allocation of purchase price:
          Adjusted book value of Old Anchor...............................  $272,435
          Estimated adjustments to various assets.........................   (35,614)
          Estimated adjustment to reflect property, plant and equipment at
             fair value...................................................    44,098
          Estimated acquisition, plant closing and reorganization related
             liabilities(e)...............................................   (76,512)
          Goodwill........................................................    47,000
                                                                            --------
                                                                            $251,407
                                                                            ========

(d) Reflects the Note Offering. The gross proceeds of $150.0 million therefrom, net of fees of approximately $6.0 million, classified as long-term financing costs, were used to repay the indebtedness under the Anchor Loan Facility, to repay advances under the Revolving Credit Facility and to provide Anchor with working capital of approximately $5.2 million. Financing costs will be amortized over the term of the related debt.

(e) Reflects the cost to close two manufacturing plants and other liabilities incurred in the Anchor Acquisition. Anchor closed its Houston, Texas plant in February 1997 and its Dayville, Connecticut plant in April 1997.

(f) Reflects a payment of plan contributions to Anchor pension plans of $9.1 million in cash and face amount $9.0 million (360,000 shares) of Series A Preferred Stock.

(g) Reflects issuance of equity in connection with the Anchor Acquisition. For $85.0 million in cash, Anchor issued to Consumers U.S. $84.0 million of 8% cumulative convertible Preferred Stock par value $.01 per share (the "Series B Preferred Stock") and $1.0 million of the Company's Class B Common Stock, par value $.10 per share (the "Class B Common Stock.") Also reflected in stockholders' equity is $15.5 million representing transaction fees paid by Consumers and other financing costs incurred by Anchor, of which $7.0 million is classified as long-term financing costs and $7.0 million is classified as short-term

               YEAR ENDED DECEMBER 31, 1996 AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1997 AND 1996

     financing costs. As part of the proceeds of the Anchor Acquisition, Anchor issued to the creditors of Old Anchor, $47.0 million of Series A Preferred Stock and $2.5 million of Class A Common Stock of Anchor. Debt incurred in the Anchor Acquisition consists of $130.0 million under the Anchor Loan Facility (which was repaid with proceeds of the Note Offering), and $0.1 million of advances outstanding under the Revolving Credit Facility (which was also repaid with proceeds from the Note Offering). Fees on the Anchor Loan Facility of $11.6 million are written off as an extraordinary loss and fees on the Revolving Credit Facility of $3.1 million are classified as long-term financing costs. In conjunction with the Note Offering, the Company entered into a currency exchange rate agreement, the balance of which is recorded as a reduction of deferred financing fees.

     The unaudited pro forma statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 and 1996, give effect to the following unaudited pro forma adjustments:

(h) Reflects the elimination of the operations of Old Anchor plants purchased by Owens and the elimination of Old Anchor's share of operations of the Rocky Mountain Bottle Company joint venture for the periods presented.

(i) Reflects the elimination of Old Anchor's historical amortization of goodwill for the periods presented and the elimination of Old Anchor's historical impairment of long-lived assets as of December 31, 1996.

(j) Reflects the elimination of the LIFO (last-in, first-out) provision recorded for the year ended December 31, 1996.

(k) Reflects the reduction of Old Anchor's historical depreciation for the effects of the purchase price allocation to property, plant and equipment.

(l) Reflects the amortization of goodwill on a straight-line basis over 20 years.

(m) Reflects the elimination of the amortization of deferred financing fees recorded by Old Anchor.

(n) Pro forma interest expense and amortization of financing costs has been calculated on pro forma debt levels and applicable interest rates assuming the Note Offering was consummated as of the beginning of the periods indicated:

                                                                       NINE MONTHS     NINE MONTHS
                                                        YEAR ENDED        ENDED           ENDED
                                                       DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                           1996           1997            1996
                                                       ------------   -------------   -------------
    Elimination of interest expense recorded by Old
      Anchor.........................................    $(48,601)       $(2,437)       $ (42,160)
    Elimination of interest expense related to the
      Anchor Loan Facility...........................          --         (3,220)              --
    Interest on borrowings under the Notes of $150.0
      million at an interest rate of 11.25% assumed
      to be outstanding for the full period..........      16,875          5,062           12,656
    Interest on borrowings under the Revolving Credit
      Facility of $0.1 million assuming an interest
      rate of 8.25%..................................           8           (216)               6
    Other interest expense...........................         560             --              264
    Amortization of financing fees related to the
      Notes over a term of eight years and the
      Revolving Credit Facility over a term of five
      years..........................................       2,005             79            1,504
                                                         --------        -------         --------
                                                         $(29,153)       $  (732)       $ (27,730)
                                                         ========        =======         ========

               YEAR ENDED DECEMBER 31, 1996 AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1997 AND 1996

     On a historical basis, the Company has written off the capitalized deferred financing fees of the Anchor Loan Facility as of the date that the Note Offering was consummated. This amount, $11.2 million, was recorded as an extraordinary loss in the second quarter of 1997.

(o) Reflects the dividends on Series A Preferred Stock of $56.0 million and Series B Preferred Stock of $84.0 million.

(p) Reflects the elimination of a portion of Old Anchor's historical write-up of assets held for sale related to plant facilities not acquired in the Anchor Acquisition for the year ended December 31, 1996.

(q) EBITDA (earnings before interest, taxes, depreciation and amortization) is an amount equal to income (loss) before income taxes and extraordinary items, plus the amounts of restructuring charges, reorganization items, the impairment of long-lived assets, interest, depreciation and amortization and less the write-up of assets held for sale included in the determination of income (loss) before income taxes and extraordinary items. EBITDA is a measure of the Company's debt service ability. It is not an alternative to net income as a measure of the Company's results of operations (as interest, taxes, depreciation and amortization are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRO FORMA RESULTS OF OPERATIONS

     The discussion set forth below compares the Company's pro forma results of operations for the nine months ended September 30, 1996 and 1997 after giving effect to the formation of the Company, the Anchor Acquisition, the Note Offering and the application of the net proceeds therefrom as if each such event had occurred at the beginning of the periods presented. A discussion of Old Anchor's historical results of operations for the year ended December 31, 1996 as compared to Old Anchor's historical results of operations for the year ended December 31, 1995, and the year ended December 31, 1995 as compared to the year ended December 31, 1994, is also included elsewhere in this Prospectus. The information and data included in the following discussion has been derived from the unaudited Pro Forma Financial Statements of the Company, and exclude the Old Anchor plants and joint venture interest acquired by Owens in connection with the Anchor Acquisition, and give effect to the replacement of Old Anchor's capital structure with the capital structure of the Company. The Company is implementing a new business strategy, including the Plant Closings and the Headquarters Cost Reductions, although the effects on the Company's results of operations resulting therefrom are not reflected in the pro forma results of operations discussed below.

     The data included in the following table for the nine months ended September 30, 1996 and 1997 has been derived from the Pro Forma Statements of Operations of the Company. See "Unaudited Pro Forma Financial Statements." Management believes this data is not necessarily indicative of the results of operations that would have been achieved by the Company had the Anchor Acquisition actually occurred at the beginning of the respective periods. Furthermore, management believes this data is not necessarily indicative of Anchor's future results.

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                       ----------------------------------------------
                                                         1996     % OF SALES      1997     % OF SALES
                                                       --------   ----------    --------   ----------
Net sales............................................  $568,732     100.0%      $469,713      100.0%
Cost of products sold................................   554,156       97.4       448,095       95.4
Selling and administrative expenses..................    30,736        5.4        21,872        4.7
Restructuring and other charges......................    49,973        8.8            --         --
Loss from operations.................................   (66,133)     (11.6)         (254)      (0.1)
Interest expense.....................................   (14,430)      (2.5)      (14,430)      (3.1)
Loss before reorganization items and extraordinary
  item...............................................   (78,150)     (13.7)      (14,415)      (3.1)
Loss before extraordinary item.......................   (81,551)     (14.3)      (15,242)      (3.2)

PRO FORMA FIRST NINE MONTHS OF 1997 COMPARED TO PRO FORMA FIRST NINE MONTHS OF 1996

     The loss from operations for the pro forma nine months ended September 30, 1997 was $0.3 million compared to a loss from operations of $66.1 million for the pro forma nine months ended September 30, 1996. The loss before extraordinary item was $15.2 million for the pro forma first nine months of 1997 compared to $81.6 million for the comparable pro forma period of 1996. Included in the pro forma 1996 results was a first quarter charge of $50.0 million for Old Anchor's 1996 restructuring program. Net sales for the pro forma first nine months of 1997 were $469.7 million, a decrease of 17.4% compared with the 1996 pro forma first nine months.

     Following the Anchor Acquisition on February 5, 1997, management began an implementation of a business strategy that it believes can significantly improve upon Old Anchor's operating results. The objectives of this strategy are to (i) reduce the cost structure of the Company, (ii) improve production planning and product mix and (iii) strengthen customer relations.

     Cost reductions are being effected through the closure of certain plants to remove excess capacity and a targeted expense reduction program to create a leaner organization through the elimination of excess layers of management including the consolidation of certain corporate functions. Since the Anchor Acquisition, the

Company has closed its Houston, Texas plant effective February 1997 and its Dayville, Connecticut plant effective April 1997 (the "Plant Closings"). The Company has reduced 25% of corporate headquarters positions effective as of March 1997.

     With the elimination of excess capacity, management believes it will be able to improve efficiency and operating results by reallocating production among the Company's manufacturing facilities according to machine strength and by instituting longer production runs with fewer mold and color changes.

     The Company believes that reestablishing the positive customer relationships Old Anchor benefitted from in the past is essential to improving financial performance. Management has already begun to rebuild relationships with some of Old Anchor's larger volume customers.

LIQUIDITY AND CAPITAL RESOURCES

     For a discussion of Liquidity and Capital Resources, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain historical financial information of the Company and of Old Anchor. The selected financial data for the period from February 5, 1997 to September 30, 1997 has been derived from the Company's unaudited condensed financial statements included elsewhere in this Registration Statement. The selected financial data for the nine months ended September 30, 1996 and for the period from January 1, 1997 to February 4, 1997 has been derived from Old Anchor's unaudited condensed financial statements included elsewhere in this Registration Statement. The following information should be read in conjunction with the Company's unaudited condensed financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Registration Statement.

                                                    OLD ANCHOR HISTORICAL
                                           ---------------------------------------            ANCHOR
                                              NINE MONTHS          PERIOD FROM             PERIOD FROM
                                                 ENDED          JANUARY 1, 1997 TO     FEBRUARY 5, 1997 TO
                                           SEPTEMBER 30, 1996    FEBRUARY 4, 1997    SEPTEMBER 30, 1997(1)(8)
                                           ------------------   ------------------   ------------------------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales................................      $  640,049            $ 62,560                $415,636
Cost of products sold....................         636,917              70,608                 386,130
Selling and administrative expenses......          30,736               3,745                  18,127
Restructuring and other charges(2).......          49,973                  --                      --
                                                 --------            --------                 -------
Income (loss) from operations............         (77,577)            (11,793)                 11,379
Other income (expense), net..............          (3,379)               (595)                    234
Interest expense(3)......................         (42,160)             (2,437)                (12,725)
                                                 --------            --------                 -------
Loss before reorganization items, income
  taxes and extraordinary items(5).......        (123,116)            (14,825)                 (1,112)
Reorganization items.....................          (1,576)               (827)                     --
Income taxes(4)..........................          (1,825)                 --                      --
Extraordinary items(5)...................          (2,336)                 --                 (11,200)
                                                 --------            --------                 -------
Net loss.................................      $ (128,853)           $(15,652)               $(12,312)
                                                 ========            ========                 =======
Preferred stock dividends................                                                    $ (8,032)
                                                                                              =======
Loss before extraordinary items
  applicable to common stock.............                                                    $ (9,144)
                                                                                              =======
Loss applicable to common stock..........                                                    $(20,344)
                                                                                              =======
BALANCE SHEET DATA (at end of period):
Accounts receivable......................      $   85,130            $ 60,978                $ 60,840
Inventories..............................         166,527             148,731                 118,191
Total assets.............................       1,195,601             651,801                 588,712
Total debt...............................         575,732             570,335                 158,168
Total stockholders' equity (deficiency in
  assets)................................         253,234            (284,959)                 87,023
OTHER FINANCIAL DATA:
EBITDA(6)................................      $   44,256            $ (4,783)               $ 48,611
Depreciation and amortization............          75,239               7,605                  36,998
Capital expenditures.....................          36,144               7,184                  21,152
Ratio of earnings to fixed charges(7)....              --                  --                      --

---------------
(1) The Anchor Acquisition was consummated on February 5, 1997. Accordingly, the information provided for Old Anchor for the nine months ended September 30, 1996 and for the period from January 1, 1997 to February 4, 1997 is not comparable to the information provided for the Company for the period from February 5, 1997 to September 30, 1997.

(2) Restructuring and other charges reflects Old Anchor's implementation of a series of restructuring plans in an effort to respond to the continued decline in industry sales volume combined with, in 1996, the loss of a significant portion of the business of Old Anchor's largest customer. During the year ended December 31, 1996, the Company recorded an adjustment to the carrying value of certain idled facilities held for sale. These assets were previously written down to an estimated net realizable value. Upon a current evaluation of quotes and offers on these properties in 1996, Old Anchor increased their net carrying value by approximately $9.0 million. The balance of the restructuring liability is anticipated to be expended and charged against the liability over the next three years.

(3) Because of the Chapter 11 proceeding of Old Anchor, there had been no accrual of interest on the $100.0 million 10.25% Senior Notes or the $200.0 million 9.875% Senior Subordinated Debentures of Old Anchor since September 12, 1996. If accrued, interest expense would have increased $1.5 million during the nine months ended September 30, 1996.

(4) Income tax provision reflects any additional valuation allowances required to be recorded under Statement of Financial Accounting Standards No.
    109 -- Accounting for Income Taxes ("SFAS 109"). The adoption of SFAS 109 effective January 1, 1993 resulted in an increase in the cumulative net deferred tax asset by $1.8 million. Under SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance.

(5) Extraordinary items in the nine months ended September 30, 1996 and the period from February 5, 1997 to September 30, 1997 resulted from the write-off of financing costs related to debt extinguished during these periods.

(6) EBITDA (earnings before interest, taxes, depreciation and amortization) ("EBITDA") is an amount equal to income (loss) before income taxes, reorganization items and extraordinary items plus the amounts of restructuring charges, interest, depreciation and amortization as calculated below, using income (loss) from operations as a starting point:

                                                            OLD ANCHOR
                                              ---------------------------------------          ANCHOR
                                                 NINE MONTHS          PERIOD FROM            PERIOD FROM
                                                    ENDED          JANUARY 1, 1997 TO    FEBRUARY 5, 1997 TO
                                              SEPTEMBER 30, 1996    FEBRUARY 4, 1997     SEPTEMBER 30, 1997
                                              ------------------   ------------------   ---------------------
                                                                  (DOLLARS IN THOUSANDS)
    Income (loss) from operations...........       $(77,577)            $(11,793)              $11,379
    Other income (expense), net.............         (3,379)                (595)                  234
    Restructuring and other charges.........         49,973                   --                    --
    Depreciation and amortization...........         75,239                7,605                36,998
                                                   --------             --------               -------
    EBITDA..................................       $ 44,256             $ (4,783)              $48,611
                                                   ========             ========               =======

     EBITDA is a measure of the Company's debt service ability. It is not an alternative to net income as a measure of the Company's results of operations (as interest, taxes, depreciation and amortization, reorganization items and restructuring charges are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities).

(7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest and amortization of debt expense plus a portion of operating lease expense representative of the interest factor. There was a deficiency of earnings to cover fixed charges in the nine months ended September 30, 1996, the period from January 1, 1997 to February 4, 1997 and the period from February 5, 1997 to September 30, 1997 of $124.7 million, $15.7 million and $1.1 million, respectively.

(8) In connection with the procedure to review and, if necessary, adjust the purchase price paid by the Company in connection with the Anchor Acquisition, Deloitte & Touche LLP, independent accountants for Old Anchor, were engaged by Old Anchor to audit its balance sheet at January 10, 1997 (the "Closing Balance Sheet"). Management of the Company believes that there may be certain adjustments to the Closing Balance Sheet required which, if material, could impact the purchase price paid by the Company in connection with the Anchor Acquisition, the allocation of such purchase price and, as a result, the historical balance sheet of the Company at September 30, 1997 and the pro forma balance sheet for the Company at December 31, 1996, included elsewhere in this Prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was formed in January 1997 to consummate the Anchor Acquisition. On February 5, 1997, pursuant to the Asset Purchase Agreement, the Company and Owens acquired substantially all of the assets of, and assumed certain liabilities of, Old Anchor. In the Anchor Acquisition, the Company purchased eleven operating glass container manufacturing facilities and other related assets. Prior to the Anchor Acquisition, the Company had no operations and therefore the following discussion represents activity from February 5, 1997 through September 30, 1997 (the "1997 Period").

RESULTS OF OPERATIONS

     Income from operations for the 1997 Period was $11.4 million and the Company recorded a net loss of $12.3 million. Included in the results of operations for the 1997 Period is an extraordinary loss of $11.2 million for the write-off of certain financing fees in connection with the issuance of the Notes and repayment of the Anchor Loan Facility. Without this extraordinary loss, the Company would have had a net loss for the 1997 Period of $1.1 million.

     While operations for the Company are not comparable to those of Old Anchor, sales for the continuing plants operated by the Company were $415.6 million for the 34 weeks ended September 30, 1997 or approximately $12.2 million per week. Sales for the comparable plants for the first nine months of 1996 (39 weeks) under Old Anchor were approximately $507.0 million or approximately $13.0 million per week. Income from operations for the continuing plants for the 33 weeks ended September 30, 1997 was approximately $11.4 million while these same plants produced an operating loss of approximately $16.0 million during the first nine months of 1996.

     Following the Anchor Acquisition, management began implementation of a business strategy that it believes can significantly improve upon Old Anchor's operating results. The objectives of this strategy are to (i) reduce the cost structure of the Company, (ii) improve production planning and product mix and
(iii) strengthen customer relations.

     Cost reductions are effected through the closure of certain plants to remove excess capacity and a targeted expense reduction program to create a leaner organization through the elimination of excess layers of management including the consolidation of certain corporate functions. Since the Anchor Acquisition, the Company has closed its Houston, Texas plant effective February 1997 and its Dayville, Connecticut plant effective April 1997 and removed from production two furnaces, one at each of two other plants. The Company has reduced approximately 25% of corporate headquarters positions.

     With the elimination of excess capacity, management believes it will be able to improve efficiency and operating results by reallocating production among the Company's manufacturing facilities according to machine strength and by instituting longer production runs with fewer mold and color changes.

     The Company believes that reestablishing the positive customer relationships Old Anchor benefitted from in the past is essential to improving financial performance. Management has already begun to rebuild relationships with some of Old Anchor's larger volume customers.

LIQUIDITY AND CAPITAL RESOURCES

     In the 1997 Period, operating activities provided $3.3 million in cash, reflecting a loss before extraordinary item adjusted for changes in working capital items. Cash consumed in investing activities for the 1997 Period was $231.3 million, principally reflecting the cash component of the Anchor Acquisition. Additionally, in February 1997, the Company contributed $9.0 million in cash to the Company's defined benefit pension plans. Capital expenditures in the 1997 Period were $21.0 million. Cash increased from financing activities for the 1997 Period by $228.8 million reflecting the issuance of capital stock and borrowings in connection with the Anchor Acquisition.

     The purchase price of the Anchor Acquisition was approximately $250.0 million and was comprised of: approximately $200.5 million in cash, $47.0 million face amount (1,879,320 shares) of Series A Preferred Stock and $2.5 million of Class A Common Stock. However, the purchase price is subject to adjustment. On June 13, 1997, Old Anchor delivered to the Company the Closing Balance Sheet, which indicates that Old Anchor believes that it is entitled to additional payments from the Company and Owens totaling approximately $76.3 million relating primarily to purchase price adjustments. On July 28, 1997, the Company and Owens delivered individual notices of disagreement to Old Anchor, opposing some of the adjustments sought by Old Anchor as well as asserting other adjustments in the Company's or Owen's favor. The Company's notice of disagreement requested a reduction to the purchase price of approximately $96.8 million. There may be litigation and/or arbitration over some or all aspects of adjustments requested by all parties. Such adjustments, if material, could impact the purchase price paid by the Company in connection with the Anchor Acquisition, the allocation of the purchase price and, as a result, the Company's balance sheet at September 30, 1997. There have been numerous settlement discussions between the Company's management and key members of the creditors committee for Old Anchor which would eliminate the necessity for either arbitration or litigation. Based on these settlement discussions, management believes that any such settlement would not have a material adverse impact on the Company's condensed balance sheet at September 30, 1997.

     The Company obtained the cash portion of the purchase price principally from an $85.0 million cash investment by Consumers consisting of $84.0 million face amount (3,360,000 shares) of Series B Preferred Stock and $1.0 million of Class B Common Stock and borrowings under the $130.0 million Loan Facility (the "Anchor Loan Facility").

     In conjunction with the Anchor Acquisition, the Company also entered into a credit agreement providing for a $110.0 million Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") dated as of February 5, 1997. At November 3, 1997, advances outstanding under the Revolving Credit Facility were $19.6 million and the total outstanding letters of credit on this facility were $12.8 million.

     On April 17, 1997, the Company completed the Note Offering. The Notes are senior secured obligations of the Company, ranking senior in right of payment to all existing and future subordinate indebtedness of the Company and pari passu with all existing and future senior indebtedness of the Company. The Notes are guaranteed by Consumers U.S. Proceeds from the issuance of the Notes, net of fees, were approximately $144.0 million and were used to repay $130.0 million outstanding under the Anchor Loan Facility and $8.8 million outstanding under the Revolving Credit Facility, with the balance used for general corporate purposes. In connection with the refinancing of the Anchor Loan Facility with the Note Offering, the Company also issued 702,615 shares of Class B Common Stock to Consumers U.S. and 702,614 warrants to the Initial Purchasers. The warrants and common stock are each valued at $5.00 per share.

     The Revolving Credit Facility and the indenture governing the Notes (the "Indenture") contain certain covenants that restrict the Company from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The Revolving Credit Facility also contains certain financial covenants that require the Company to meet and maintain certain financial tests and minimum ratios, including a minimum working capital ratio, a minimum consolidated net worth test and a minimum interest coverage ratio.

     The Company expects significant expenditures in the remainder of 1997 and in 1998, including interest expense on the Notes, required pension plan contributions of approximately $17.0 million in 1998, payment in respect of the Company's supply agreement with Stroh's of $6.0 million in 1997 and $7.0 million in 1998, capital expenditures of approximately $24.0 million in the remainder of 1997 and $45.0 million in 1998 and closing costs associated with the closed manufacturing facilities of approximately $7.0 million in the remainder of 1997. Additionally, peak needs are in spring and fall at which time working capital borrowings are estimated to be $20.0 million higher than at other times of the year. The Company's principal sources of liquidity through 1997 are expected to be funds derived from operations, borrowings under the Revolving Credit Facility and proceeds from asset sales.

IMPACT OF INFLATION

     The impact of inflation on the costs of the Company, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. While the general level of inflation in the domestic economy has been at relatively low levels, the Company has begun to pass on inflationary cost increases either as a result of contractual arrangements permitting the pass on of cost increases or as the result of recent negotiations with various customers.

SEASONALITY

     Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, the Company's shipment volume is expected to be higher in the second and third quarters. Consequently, the Company normally builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. Historically, the Company has scheduled shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns adversely affect profitability during the first and fourth quarters. The Company is reviewing alternatives to reduce downtime during these holiday periods in order to minimize disruptions to the production process and its negative affect on profitability.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 -- Earnings per Share ("SFAS 128"). SFAS 128 differs from current accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared to primary earnings per share and fully diluted earnings per share under current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive securities in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under the existing standards. Adoption of SFAS 128 is required for interim and annual periods ending after December 15, 1997. Had the Company applied the provisions of SFAS 128 in the period from February 5, 1997 to September 30, 1997 to the earnings per share calculations, there would have been no impact compared to that which is reported.

INDEPENDENT PUBLIC ACCOUNTANTS FOR OLD ANCHOR

     During 1997, the Company retained Arthur Andersen LLP as its independent public accountants, and requested Arthur Andersen LLP to report on Anchor Resolution Corp. financial statements as at December 31, 1995 and 1996 and for the three years in the period ended December 31, 1996. Other auditors had previously reported on these statements. The reason for requesting Arthur Andersen LLP to audit the above financial statements was not because of any disagreements with the former auditors on any matter of accounting principles, financial statement disclosure or auditing scope or procedure at that time.

                   FACTORS AFFECTING FUTURE OPERATING RESULTS

     There are a number of factors, including those specified below, which may adversely affect the Company's future operating results.

LIMITED OPERATING HISTORY; RECENT INSOLVENCY OF OLD ANCHOR

     The Company was formed in January 1997 to acquire certain assets and assume certain liabilities of Old Anchor. Prior to the Anchor Acquisition, the Company had no operations. In addition, former management of Old Anchor has largely been replaced since the consummation of the Anchor Acquisition in February 1997 and new management has concentrated on formulating and refining the Company's business strategy. Since the Anchor Acquisition, the Company has had a limited financial performance track record.

     Additionally, Old Anchor sought protection under Chapter 11 of the Bankruptcy Code in September 1996 and is subject to continuing reorganization proceedings. In the bankruptcy, previous investors in, and lenders to, Old Anchor incurred substantial losses. From 1993 to 1996, Old Anchor had significant operating losses, incurring a 1996 net loss of approximately $655.8 million including a $490.2 million impairment of long-lived assets. As of December 31, 1996, Old Anchor had an accumulated deficit of approximately $823.2 million. Because of the possible material effects of uncertainties resulting from Old Anchor's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code and doubts about Old Anchor's ability to continue as a going concern following its sale of substantially all of its assets on February 5, 1997. Arthur Andersen LLP, independent public accountants, has disclaimed an opinion on Old Anchor's 1994, 1995 and 1996 financial statements.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

     Anchor has incurred significant indebtedness. At September 30, 1997, Anchor's aggregate consolidated indebtedness was $158.2 million, its stockholders' equity was $87.0 million and it had outstanding advances of $5.9 million and outstanding letters of credit of $12.8 million under the Revolving Credit Facility. In addition, subject to the restrictions in the Revolving Credit Facility and the Indenture, the Company may incur additional indebtedness from time to time to finance capital expenditures or for other purposes. Substantially all of the Company's assets have been pledged to secure the Notes and the Revolving Credit Facility. On a pro forma basis, the Company's earnings for fiscal 1996 would have been insufficient to cover its fixed charges. See "Unaudited Pro Forma Financial Statements."

     The level of the Company's indebtedness could have important consequences to holders of the Notes offered in connection with the exchange of new 11 1/4% First Mortgage Notes due 2005 (the "Exchange Notes"), including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to service debt and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or other needs may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry in which it competes and economic conditions in general. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

     The Company's ability to pay interest on the Notes, to repay portions of its long-term indebtedness (including the Notes) and to satisfy its other debt obligations will depend upon its future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. In addition, the indenture governing Consumers International's 10 1/4% Senior Secured Notes (the "Consumers International Notes") and Consumers' revolving credit facility substantially restrict Consumers' ability to make further investments in the Company whether through equity investments, loans or otherwise. Accordingly, Anchor will not be able to rely on Consumers for liquidity or for payments on the Notes. The Company anticipates that its operating cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet its operating needs and to meet its debt service requirements as they become due, assuming that the Company achieves a significant portion of the cost reduction components of its business strategy. See "Business -- Business Strategy." However, if this is not the case, the Company will be forced to seek alternatives that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any such strategy could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In addition, the Company's Series A Preferred Stock issued to certain creditors of Old Anchor and contributed to the Plans in connection with the Anchor Acquisition is subject to mandatory redemption in 2009, which could adversely affect Anchor's ability to refinance the Notes at their maturity.

SIGNIFICANT EXPENDITURES; DEPENDENCE ON SUCCESSFUL IMPLEMENTATION OF BUSINESS STRATEGY

     Old Anchor experienced net losses for each of the past four years. In addition, Old Anchor's EBITDA in 1995 of $101.3 million declined to $28.8 for the Company in 1996 on a pro forma basis after giving effect to the Anchor Acquisition and the Note Offering. The Company has significant expenditures not deducted in calculating EBITDA relating to the operation of its business, including the following: (i) anticipated borrowings under the Revolving Credit Facility; (ii) required pension plan contributions for underfundings of $13.4 million in 1998, $13.9 million in 1999 and $40.5 million to be contributed over the three years thereafter; (iii) payments in respect of the Company's supply agreement with Stroh's of $6.0 million in 1997 and $7.0 million in 1998; (iv) significant capital expenditures of approximately $24.0 million, $45.0 million and $45.0 million in the remainder of 1997, 1998 and 1999, respectively; (v) significant cash expenses of closing the Houston and Dayville plants, including an estimated $5.0 million, $8.0 million and $3.0 million in the remainder of 1997, 1998 and 1999, respectively; and (vii) closing costs associated with certain plants previously closed by Old Anchor, including approximately $2.0 million, $11.0 million and $5.0 million in the remainder of 1997, 1998 and 1999, respectively. In connection with the Anchor Acquisition, the Company assumed and amended Old Anchor's lease of the headquarters facility located in Tampa, Florida and a related option to purchase. The term of the amended lease expires on January 2, 1998, unless the Company has exercised its purchase right, in which case the expiration date is February 1, 1998. The property is encumbered by a mortgage in favor of Citicorp Leasing, Inc. ("Citicorp") which secures a loan from Citicorp to the landlord, Fountain Associates I, Ltd. ("Fountain"), the principal balance of which was $10.2 million as of February 5, 1997. This mortgage indebtedness is required to be repaid or refinanced by February 1, 1998. Anchor is obligated to pay this indebtedness if Anchor does not exercise its purchase option by January 2, 1998. If the property is subsequently sold, a portion of the net proceeds is to be paid to Anchor to reimburse it for this payment.

     The Company is also accruing annual dividend payment obligations of approximately $5.6 million in respect of the Company's Series A Preferred Stock and approximately $6.7 million in respect of the Series B Preferred Stock, although the Series B Preferred Stock receives dividends only in kind until February 2000.

     In order to meet its fixed payment obligations and retain sufficient borrowing availability under the Revolving Credit Facility to satisfy its working capital requirements, the Company must achieve significant cash flow from operations which requires it to improve its operating results significantly over those of Old Anchor. Based upon its current production plan, which is subject to change, the Company estimates that its net sales for 1997 will decline by approximately 15% as compared to pro forma net sales for 1996. In order to improve on Old Anchor's operating results with this lower net sales amount, the Company must achieve substantial cost savings and improvements in average selling prices resulting from a shift in product mix toward products with higher average selling prices. In the event that the operating improvements from management's business strategy are materially less than estimated and/or require a longer time frame than anticipated to achieve or the estimated costs of the plant closings are materially higher than anticipated, the Company's ability to service its debt and pay its other fixed charges could be adversely impacted.

     In the event that Anchor's cash flow from operations is less than anticipated or its cash expenditures are greater than anticipated and available borrowings under the Revolving Credit Facility are used, there can be no assurance that Anchor can raise additional funds through equity or debt financings or asset sales given the financial and other covenants to which Anchor is subject under the Indenture and the Revolving Credit Facility, Old Anchor's recent insolvency and uncertainty regarding Anchor's future operating performance, the pledge by Anchor of substantially all of its assets to secure the Notes and the Revolving Credit Facility and the limitations on investments by Consumers in Anchor imposed under Consumers' credit facilities. See
"-- Substantial Leverage; Ability to Service Debt" and "-- Restrictive Debt Covenants."

RESTRICTIVE DEBT COVENANTS

     The Indenture restricts the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments or investments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the Notes, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Indenture also imposes restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company. In addition, the Revolving Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying the Notes, except in certain circumstances. The Revolving Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial ratios and tests may be affected by events beyond its control. There can be no assurance that the Company will meet such tests. A breach of any of these covenants could result in an event of default under the Revolving Credit Facility. If such an event of default occurs, the lenders could elect to declare all amounts borrowed under the Revolving Credit Facility, together with accrued interest, to be immediately due and payable and to terminate all commitments under the Revolving Credit Facility. If the Company were unable to repay all amounts declared due and payable, the lenders could proceed against the Bank Collateral granted to them to satisfy the indebtedness and other obligations due and payable. If indebtedness under the Revolving Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes.

BALANCE SHEETS; PURCHASE PRICE ADJUSTMENT

     The purchase price paid by the Company in connection with the Anchor Acquisition is subject to adjustment. On June 13, 1997, Old Anchor delivered to the Company the Closing Balance Sheet, which indicates that Old Anchor believes that it is entitled to additional payments from the Company and Owens totaling approximately $76.3 million relating primarily to purchase price adjustments. On July 28, 1997, the Company and Owens delivered individual notices of disagreement to Old Anchor, opposing some of the adjustments sought by Old Anchor as well as asserting other adjustments in the Company's or Owen's favor. The Company's notice of disagreement requested a reduction to the purchase price of approximately $96.8 million. There may be litigation and/or arbitration over some or all aspects of adjustments requested by all parties. Such adjustments, if material, could impact the purchase price paid by the Company in connection with the Anchor Acquisition, the allocation of the purchase price and, as a result, the Company's balance sheet at September 30, 1997 and its Pro Forma Balance Sheet.

COMPETITION; THE GLASS CONTAINER MARKET

     The Company is subject to intense competition from other glass container producers as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. The Company's principal competitors among glass container producers are Owens and Ball-Foster, both of which are larger competitors with less leverage and more financial resources than the Company. Over the past several years, there has been a decline in the glass container industry, principally as a result of the loss of market share in the soft drink and food industries to alternative forms of packaging. Competitive pressures from alternative forms of packaging, as well as consolidation in the glass container industry, have resulted in excess capacity and have led to severe pricing pressures on glass container manufacturers. See
"Business -- Competition."

     During the period of its continued losses, insolvency and uncertainty regarding future operations and ownership, Old Anchor's relationships with many of its major customers were adversely affected and Old Anchor lost certain customers or received volume reductions and in many cases reduced prices substantially in order to maintain production volumes. In order to successfully improve the Company's operating performance as compared to Old Anchor, the Company will need to establish and maintain strong relationships with major customers based upon competitive pricing. There can be no assurance that the Company will be able to achieve this objective.

DEPENDENCE ON KEY PERSONNEL AND G&G

     Certain executive officers of the Company are key to the management and direction of the Company. In addition, the Company has entered into a Management Agreement (the "Management Agreement") with G&G, an affiliate of the Company, for the provision of certain management services, including marketing, managerial and technical assistance. See "Certain Transactions." The initial term of the Management Agreement expires on February 5, 2000. Thereafter, the Management Agreement automatically renews for periods of one year unless either party gives notice of termination at least six months prior to the expiration of the then current term. In addition, the Company does not, as a general rule, enter into employment agreements with its executive officers and/or other key employees. The loss of the services of such executive officers or of G&G, by termination of the Management Agreement or otherwise, could have a material adverse effect on the Company, and there can be no assurance that the Company would be able to find replacements for such executive officers or G&G with equivalent business experience and skills. See "Item 5. Directors and Executive Officers" and "Item 7. Certain Relationships and Related Transactions."

CONTROLLING STOCKHOLDER; TRANSACTIONS WITH RELATED PARTIES

     Mr. Ghaznavi effectively controls Anchor through G&G's control of Consumers and its subsidiaries, Consumers International and Consumers U.S. Consumers U.S. owns approximately 59% of Anchor on a fully diluted basis and is entitled, as sole holder of the Class B Common Stock to appoint five of the nine members of Anchor's Board of Directors (the "Board of Directors") until February 5, 2000. See "Management -- Board of Directors of the Company." As a result, Anchor is part of a group of glass manufacturing companies with Consumers and Glenshaw. A portion of the cost savings anticipated to be achieved by Anchor in connection with the implementation of its business strategy is dependent upon the successful reallocation of customers between Anchor and Consumers in order to achieve freight cost savings and plant operational efficiencies. In addition, it is anticipated that Anchor will be party to a number of arrangements with Consumers, Glenshaw and other affiliated companies regarding, among other things, bulk purchasing, production for customers (for which commissions may be payable), managerial services, including the Management Agreement with G&G, leasing of fleets and equipment and shipping. See "Item 7. Certain Relationships and Related Transactions." The Indenture and the Revolving Credit Facility limit commissions and other fees payable by the Company to Consumers and its affiliates and otherwise require that transactions and agreements among the companies be on terms no less favorable to the Company than could be obtained from third parties and, for transactions in excess of certain thresholds, be approved by the Company's independent directors and/or submitted to an independent financial advisor. The business, financial condition and results of operations of the Company may be adversely affected by decisions made by Consumers taking into account the needs of Consumers, Glenshaw and other affiliated companies. Consumers is highly leveraged and a default by Consumers on its indebtedness or an insolvency or bankruptcy of Consumers would not constitute a default under the Indenture. A default on indebtedness, insolvency or bankruptcy of Consumers could adversely affect Anchor's business and results of operations, given that many members of management at Consumers are involved in Anchor's affairs and that Anchor may be closely associated with Consumers, its customers and suppliers, which could adversely affect trading prices for the Notes or Anchor's ability to raise debt or equity capital.

LABOR RELATIONS

     The Company is a party to collective bargaining agreements with labor unions that will expire between March 1999 and August 1999. In the aggregate, under those agreements the Company currently employs approximately 2,800 full-time employees. The Company's inability to negotiate acceptable contracts with these unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. Although Old Anchor historically has not had any labor disruptions, if the unionized workers were to engage in a strike or other work stoppage, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have an adverse effect on the Company's business, financial position and results of operations. See "Business -- Employees."

DEPENDENCE ON KEY CUSTOMERS

     Old Anchor's two largest customers (Anheuser-Busch and Stroh's) accounted for 11.3% and 10.8% of its net sales in 1996, respectively, and 8.1% and 15.3% of its net sales for the period since the Anchor Acquisition on February 5, 1997 to September 30, 1997, respectively. The termination by either of such customers of its relationship with the Company could have a material adverse effect upon the Company's business, financial position and results of operations.

     The Company's existing customers' purchase orders and contracts typically vary from one to three years. Prices under these arrangements are tied to market standards and therefore vary with market conditions. The contracts generally are requirements contracts which do not obligate the customer to purchase any given amount of product from the Company. Accordingly, notwithstanding the existence of certain supply contracts, the Company faces the risk that customers will not purchase the amounts expected by the Company pursuant to such supply contracts.

SEASONALITY; RAW MATERIALS

     Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, the Company's shipment volume is expected to be higher in the second and third quarters. Consequently, the Company normally builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. Historically, the Company has scheduled shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns adversely affect profitability during the first and fourth quarters.

     Sand, soda ash, limestone, cullet and corrugated packaging materials are the principal raw materials used by the Company. Raw materials represented approximately 26.2% of the cost of products sold for the Company in 1996. The Company believes that a sufficient supply of these raw materials exists and that the Company is not dependent upon any single supplier for any of them. Material increases in the cost of any of the principal raw materials used by the Company could have a material adverse impact on the Company's results of operations.

ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION

     Environmental Regulation and Compliance. The Company's operations are subject to increasingly complex and detailed Federal, state and local laws and regulations including, but not limited to, the Federal Water Pollution Control Act of 1972, as amended, the U.S. Clean Air Act, as amended, and the Federal Resource Conservation and Recovery Act, as amended, that are designed to protect the environment. Among the activities subject to regulation are the disposal of checker slag (furnace residue usually removed during furnace rebuilds), the disposal of furnace bricks containing chromium, the disposal of waste, the discharge of water used to clean machines and cooling water, dust produced by the batch mixing process, underground storage tanks and air emissions produced by furnaces. In addition, the Company is required to obtain and maintain permits in connection with its operations. Many environmental laws and regulations provide for substantial fines and criminal sanctions for violations. The Company believes that it is in material compliance with applicable environmental laws and regulations. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that material costs or liabilities will not be incurred.

     Certain environmental laws, such as CERCLA and analogous state laws provide for strict, joint and several liability for investigation and remediation of releases of hazardous substances into the environment. Such laws may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessors, as well as properties at which wastes attributable to an entity or its predecessors were disposed. See "Business -- Environmental and Other Government Regulation."

     The Company is engaged in investigation and remediation projects at plants currently being operated and at closed facilities. In addition, Old Anchor was named as a PRP under CERCLA with respect to a number of sites. Of these sites, the Company has assumed responsibility with respect to four sites that are currently active. While the Company may be jointly and severally liable for costs related to these sites, in most cases, it is only one of a number of PRPs who are also jointly and severally liable. With respect to the four currently active sites for which the Company has assumed responsibility, the Company estimates that its share of the aggregate cleanup costs of such sites should not exceed $2.0 million, and that the likely range after taking into consideration the contributions anticipated from other potentially responsible parties could be significantly less. However, no assurance can be given that the cleanup costs of such sites will not exceed $2.0 million or that the Company will have these funds available. The Company has established reserves of approximately $16.0 million for environmental costs which it believes are adequate to address the anticipated costs of remediation of these operated and closed facilities and its liability as a PRP under CERCLA. The timing and magnitude of such costs cannot always be determined with certainty due to, among other things, incomplete information with respect to environmental conditions at certain sites, the absence of regulatory determinations with respect to environmental requirements at certain sites, new and amended environmental laws and regulations, and uncertainties regarding the timing of remedial expenditures.

     Management anticipates that capital expenditures required for environmental compliance will be approximately $1.8 million for 1997 and approximately $1.5 million annually in 1998 and 1999. However, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future.

     ERISA. The Company maintains three defined benefit plans and two profit sharing plans that, prior to the Anchor Acquisition, were maintained by Old Anchor. These plans are covered by ERISA, are tax-qualified under the Code, and subject to regulation by the Internal Revenue Service and the Department of Labor. The three defined benefit plans are also subject to regulation by the PBGC. The Company's two profit sharing plans contain cash or deferred arrangements under Section 401(k) of the Code. The Company' tax-qualified plans must meet stringent requirements both in form and in operation in order to maintain their tax-qualified status. These requirements are constantly changing with the enactment of new pension legislation, the issuance of new Treasury regulations and other guidance from the Internal Revenue Service. The loss of a plan's qualified status could result in the assessment of tax on the plan's trust income, disallowance of the Company's tax deduction for contributions, and immediate income tax liability upon individual participants' benefits.

     The defined benefit plan covering salaried employees was frozen at the end of 1994, and, at the end of 1996, was not underfunded under SFAS No. 87. However, the two defined benefit plans that are maintained for hourly employees are significantly underfunded and will require substantial cash contributions over the next few years. At the end of 1996, these two plans in the aggregate had unfunded benefits under SFAS No. 87 totaling approximately $76.7 million. Pension underfunding contributions made to the three defined benefit plans during 1997, excluding contributions made by the Company upon the closing of the Anchor Acquisition, were approximately $15.1 million. In addition, the underfunding of the two hourly plans required the payment of increased premiums to the PBGC under its pension guaranty program of approximately $1.8 million in 1997.

     Employee Health and Safety Regulation. The Company's operations are subject to a variety of worker safety laws. OSHA and analogous state laws mandate general requirements for safe workplaces for all employees. The Company believes that its operations are in material compliance with applicable employee health and safety laws.

     Deposit and Recycling Legislation. In recent years, legislation has been introduced at the Federal, state and local levels that would require a deposit or tax, or impose other restrictions, on the sale or use of certain containers, particularly beer and carbonated soft drink containers. To date, ten states have enacted some form of deposit legislation, although no such new legislation has been enacted since 1986. The enactment of additional laws or comparable administrative actions that would require a deposit on beer or soft drink containers, or otherwise restrict their use, could have a material adverse effect on the Company's business. In jurisdictions where deposit legislation has been enacted, the consumption of beverages in glass bottles has generally declined due largely to the preference of retailers for handling returned cans and plastic bottles. Container deposit legislation continues to be considered from time to time at various governmental levels.

ITEM 3.  PROPERTIES

     The Company's administrative and executive offices are located in Tampa, Florida. The Company owns and operates nine glass manufacturing plants (giving effect to the Plant Closings). The Company also leases a building located in Streator, Illinois, that is used as a machine shop to rebuild glass-forming related machinery and one mold shop located in Zanesville, Ohio, as well as additional warehouses for finished products in various cities throughout the United States. Substantially all of the Company's owned and leased properties are pledged as collateral securing the Company's obligations under the Notes and the Indenture.

     As part of its long-term business strategy, the Company closed its Houston plant effective as of February 1997 and its Dayville plant effective as of April 1997. Two furnaces and five machines have also been removed from service, one furnace and one machine at the Company's Jacksonville plant and one furnace and four machines at its Connellsville plant. In addition, management will continue to monitor business conditions and utilization of plant capacity to determine the appropriateness of further plant closings.

     In conjunction with the Anchor Acquisition, American Appraisal Associates, Inc. ("AAA") estimated the market value of real property and the liquidation in place value of personal property consisting of the Company's ongoing plants, machinery and mold facilities to be $243.0 million. The following table sets forth certain information about the facilities owned and being operated by the Company as of November 1, 1997.

                                                       NUMBER OF   NUMBER OF   BUILDING AREA
                         LOCATION(1)                   FURNACES    MACHINES    (SQUARE FEET)
        ---------------------------------------------  ---------   ---------   -------------
        Operating Plants:
          Jacksonville, Florida(2)...................      3       5           624,000
          Warner Robbins, Georgia....................      2       8           864,000
          Lawrenceburg, Indiana......................      1       4           504,000
          Winchester, Indiana........................      2       6           627,000
          Shakopee, Minnesota........................      2       6           360,000
          Salem, New Jersey(3).......................      3       6           733,000
          Elmira, New York...........................      2       6           912,000
          Henryetta, Oklahoma........................      2       6           664,000
          Connellsville, Pennsylvania(4).............      2       4           624,000

---------------

(1) Keyser, West Virginia, Gas City, Indiana, Cliffwood, New Jersey, Royersford, Pennsylvania, Chattanooga, Tennessee, Houston, Texas and Dayville, Connecticut are closed plants that are part of the collateral securing the Notes and the Company's obligations under the Indenture, but were not included in AAA's appraisal.

(2) The Company removed one furnace and one machine from production at this facility in February 1997.

(3) A portion of the site on which this facility is located is leased pursuant to several long-term leases.

(4) The Company removed one furnace and four machines from production at this facility in February 1997.

     The following table sets forth certain information about the facilities leased by the Company as of November 1, 1997 (other than the Tampa headquarters):

                                                            LEASE
                                                        BUILDING AREA       EXPIRATION
                           LOCATION                       (SQ. FT.)            DATE
        ----------------------------------------------  -------------     ---------------
        Warehouses:
          Dayville, Connecticut.......................    985,000           August 2018
          Jacksonville, Florida.......................    120,000           August 1998
          Adairsville, Georgia........................    165,000            June 1999
          Winchester, Indiana.........................    120,000            June 2000
          Savage, Minnesota...........................    102,000          November 1997
          Salem, New Jersey(1)........................   land only         January 2029
          Mt. Pleasant, Pennsylvania..................    100,000         month to month
          Mississuaga, Ontario, Canada................    48,000          month to month
          Fort Collins, Colorado......................    120,000            June 1998
        Machine Shop:
          Streator, Illinois..........................    130,000         month to month
        Mold Shop:
          Zanesville, Ohio............................    102,000          December 2008

---------------
(1) The building is owned by the Company and has 733,000 square feet.

     Headquarters Lease. In connection with the Anchor Acquisition, the Company assumed and amended Old Anchor's lease of the headquarters facility located in Tampa, Florida and a related option to purchase. The term of the amended lease expires on January 2, 1998, unless the Company has exercised its purchase right, in which case the expiration date is February 1, 1998. The property is encumbered by a mortgage in favor of Citicorp which secures a loan from Citicorp to the landlord, Fountain, the principal balance of which was $10.2 million as of February 5, 1997. This mortgage indebtedness is required to be repaid or refinanced by February 11, 1998. Anchor is obligated to pay this indebtedness if Anchor does not exercise its purchase option by January 2, 1998. If the property is subsequently sold, a portion of the net proceeds is to be paid to Anchor to reimburse it for this payment. The building has been appraised by an independent appraisal firm, as of February 17, 1997, to have a current market value, assuming the building is vacant, of $9.2 million and to have a market value, assuming continued occupancy with market lease terms, of $11.1 million.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS OF COMPANY

     The following table sets forth information with respect to the beneficial ownership of the Company's Class A Common Stock and Class B Common Stock (the "Voting Common Stock") as of November 1, 1997 by (i) each person who is known by the Company to beneficially own 5% or more of such Voting Common Stock, (ii) each Director of the Company, (iii) the Company's Chief Executive Officer and
(iv) all current Directors and executive officers of the Company as a group.

                                             CLASS AND AMOUNT OF
                                           BENEFICIAL OWNERSHIP(1)            PERCENTAGE                   PERCENTAGE
                                          -------------------------          (BY CLASS)(1)              (BOTH CLASSES)(1)
                                                      PRIMARY AND      -------------------------    -------------------------
        NAME(1)                           ACTUAL     FULLY DILUTED     PRIMARY    FULLY DILUTED     PRIMARY    FULLY DILUTED
                                          -------    --------------    -------    --------------    -------    --------------
DIRECTORS AND EXECUTIVE OFFICERS:
John J. Ghaznavi(2)......................     --              --           --             --            --             --
M. William Lightner(3)...................     --              --           --             --            --             --
David T. Gutowski(4).....................     --              --           --             --            --             --
Paul H. Farrar(5)........................     --              --           --             --            --             --
C. Kent May(6)...........................     --              --           --             --            --             --
All Directors and executive officers as a
  group (14 persons).....................     --              --           --             --            --             --
FIVE PERCENT STOCKHOLDERS:
Smith Barney, as escrow
  agent for certain creditors             490,898      8,321,398
  of Old Anchor(7)....................... Class A        Class A        100.0           84.7          90.2           31.0
Anchor Glass Container
  Corporation Service                         --       1,260,787
  Retirement Plan(8)(9)..................                Class A         72.0           12.9          47.5            4.7
Anchor Glass Container
  Corporation Retirement
  Plan for Salaried                           --         158,921
  Employees(8)(10).......................                Class A         24.5            1.6          10.2            0.6
Pension Plan for Hourly
  Employees of Latchford
  Glass Company and                           --          80,292
  Associated Companies(8)(11)............                Class A         14.1            0.8           5.5            0.3
                                          902,615     16,985,636
Consumers U.S., Inc.(12)................. Class B        Class B        100.0          100.0          97.2           63.4

---------------

 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to shares beneficially owned and all addresses are in care of the Company. All primary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All fully diluted share amounts and percentages reflect beneficial ownership of Voting Common Stock determined on a fully diluted basis. All information with respect to beneficial ownership has been furnished by the respective Director, executive officer or stockholder, as the case may be, as of December 31, 1996.

 (2) Through G&G, Ghaznavi Canada Inc. and other affiliates, Mr. Ghaznavi beneficially owns 21,619,584 shares of the voting common stock of Consumers, including 1,588,126 shares issuable upon the exercise of currently exercisable options.

 (3) Mr. Lightner beneficially owns 61,500 shares of the voting common stock of Consumers, including 60,000 shares issuable upon the exercise of currently exercisable options, but not including 500 shares owned by Mr. Lightner's spouse with respect to which Mr. Lightner disclaims beneficial ownership.

 (4) Mr. Gutowski beneficially owns 63,000 shares of the voting common stock of Consumers, including 55,000 shares issuable upon the exercise of currently exercisable options, but not including 8,000 shares owned by Mr. Gutowski's children with respect to which Mr. Gutowski disclaims beneficial ownership.

 (5) Mr. Farrar beneficially owns 30,000 shares of the voting common stock of Consumers, including 25,000 shares issuable upon the exercise of currently exercisable options.

 (6) Mr. May beneficially owns 25,000 options to purchase shares of the voting common stock of Consumers, all of which are issuable upon the exercise of currently exercisable options.

 (7) Includes 7,830,500 shares issuable upon conversion of 1,879,320 shares of Series A Preferred Stock. The 490,898 shares of Class A Common Stock and 1,879,320 shares of Series A Preferred Stock are held by Smith Barney, as escrow agent, pursuant to an escrow agreement between Old Anchor and Smith Barney. Such shares are to be distributed to the creditors of Old Anchor or to a court appointed disbursing agent upon the effective date of a plan of reorganization of Old Anchor approved by the United States Bankruptcy Court of the District of Delaware. Under the terms of such escrow agreement, Smith Barney may not exercise any voting rights with respect to the Class A Common Stock held in escrow except as expressly instructed in an order of such Bankruptcy Court. The address of Smith Barney 388 Greenwich Street, 19th Floor, New York, New York 10013.

 (8) This stockholder's shares of Series A Preferred Stock are held in trust by The Chase Manhattan Bank, as trustee of such benefit plan and the current address for this stockholder is c/o The Chase Manhattan Bank, 3 Chase Metrotech Center, Brooklyn, New York 11245. However, an "investment manager," as that term is defined in Section 3(38) of ERISA, will be appointed to control the shares contributed to the plans. When appointed, such investment manager will have exclusive control over this stockholder's shares of Series A Preferred Stock and any shares of Class A Common Stock into which such shares of Series A Preferred Stock may be converted. Pursuant to an agreement among the Company, Consumers and the PBGC, a valuation of the shares of Series A Preferred Stock contributed to the Plans is to be performed, and if, based on such valuation, it is determined that the value of such shares as of February 5, 1997 plus the aggregate cash contribution of $9.1 million made to the Plans was less than $18,056,100, the Company will be obligated to contribute to the Plans an amount in cash or "qualifying employer securities" (as defined in section 407(d)(5) of ERISA) equal to the difference between $18,056,100 and the value of the shares and cash contributed. Such valuation is expected to be completed during the second half of 1997.

 (9) All 1,260,787 shares of this stockholder's beneficially owned shares of Class A Common Stock are issuable upon conversion of 302,589 shares of Series A Preferred Stock.

(10) All 158,921 shares of this stockholder's beneficially owned shares are issuable upon conversion of 38,141 shares of Series A Preferred Stock.

(11) All 80,292 shares of this stockholder's beneficially owned shares are issuable upon conversion of 19,270 shares of Series A Preferred Stock.

(12) Includes 16,083,021 shares issuable upon conversion of 3,538,265 shares of Series B Preferred Stock (including 178,265 shares of Series B Preferred Stock, accrued as of September 30, 1997 as a payment in kind dividend). Does not include, however, shares of Series B Preferred Stock which have accrued since September 30, 1997 as a payment in kind dividend. On a fully diluted basis, Consumers U.S. owns approximately 59% of the three classes of common stock of the Company. Not including the Class C Common Stock (which is nonvoting), Consumers U.S. owns approximately 63.4% of the voting common stock of the Company on a fully diluted basis. All of the shares of Class B Common Stock and Series B Preferred Stock currently owned or subsequently acquired by Consumers U.S. will be pledged to secure the Consumers U.S. guarantee of the Company's obligations under the Notes and the Indenture. Pursuant to the Warrant Agreement, upon the closing of the Note Offering, the Company issued to Consumers U.S. 702,615 shares of Class B Common Stock (or 2.5% of the Common Stock outstanding on such date on a fully diluted basis outstanding or issuable as of such date). The address for Consumers U.S. is 3140 William Flinn Highway, Allison Park, Pennsylvania 15101.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information regarding each of the Company's directors and executive officers.

NAME                                 AGE                     POSITION
-----------------------------------  ---    -------------------------------------------
John J. Ghaznavi...................  62     Chairman, Chief Executive Officer and
                                            Director
Richard M. Deneau..................  51     President and Chief Operating Officer
M. William Lightner, Jr............  63     Senior Vice President -- Finance, Chief
                                              Financial Officer, Treasurer and Director
David T. Gutowski..................  48     Senior Vice President -- Administration,
                                            Chief Administrative Officer and Director
C. Kent May........................  57     Senior Vice President, General Counsel,
                                              Secretary and Director
Paul H. Farrar.....................  62     Director
Roger L. Erb.......................  55     Senior Vice President -- Engineering
Gordon S. Love.....................  47     Senior Vice President -- Sales and
                                            Marketing
Edward M. Jonas....................  59     Controller
Eugene K. Pool.....................  61     Vice President, Associate General Counsel
                                            and Assistant Secretary
John F. Robichaud..................  52     Vice President -- Order Management and
                                              Scheduling Logistics
George C. Lusby III................  54     Industry Vice President -- Sales and
                                            Marketing
John L. Day........................  50     Industry Vice President -- Sales and
                                            Marketing
Gregory C. Sinatro.................  46     Industry Vice President -- Sales and
                                            Marketing

     John J. Ghaznavi became Chairman of the Board and Chief Executive Officer of the Company in January 1997. He has been Chairman and Chief Executive Officer of each of Consumers, Glenshaw and G&G since 1993, 1988 and 1987, respectively. Mr. Ghaznavi currently serves as Chairman of the Board of Trustees of the Glass Packaging Institute.

     Richard M. Deneau assumed his duties as President and Chief Operating Officer of the Company in July 1997. From January 1996 until June 1997, Mr. Deneau was Senior Vice President and Chief Operating Officer of Ball-Foster. From October 1992 to January 1996, he was Senior Vice President in charge of the domestic beverage can operations of American National Can Company. Prior to October 1992, Mr. Deneau was Senior Vice President of Sales at American National Can Company's division and the predecessor of Ball-Foster, Foster Forbes ("Foster-Forbes").

     M. William Lightner, Jr. joined the Company in January 1997 as a director and as Vice President, Treasurer and Chief Financial Officer. He became Vice President -- Finance in March 1997 and Senior Vice President -- Finance in June 1997. Since July 1994, Mr. Lightner has been Vice President of Finance and Chief Financial Officer of Consumers. From 1989 to 1992, Mr. Lightner served as Chairman of MICA Resources, a privately held aluminum processor and brokerage company. Mr. Lightner was a partner with Arthur Andersen & Co. from 1969 to 1989.

     David T. Gutowski joined the Company in January 1997 as a director and as a Vice President and became Chief Administrative Officer and Vice
President -- Administration in March 1997 and Senior Vice
President -- Administration in June 1997. He has been a director of Consumers since 1993. Mr. Gutowski served as Treasurer and Chief Financial Officer of G&G since 1988.

     C. Kent May became a director of the Company in January 1997 and became Vice President, General Counsel and Secretary of the Company in March 1997. He became Senior Vice President in June 1997. Mr. May has served as a director of Consumers since 1993 and he was appointed General Counsel of Consumers in March 1997. Mr. May has been an associate, partner or member of the law firm of Eckert

Seamans Cherin & Mellott, LLC since 1964, and served as the managing partner of such firm from 1991 to 1996.

     Paul H. Farrar became a director of the Company in February 1997 and has served as a director of Consumers since 1994 Mr. Farrar has been Chairman of Adelaide Capital Corporation, an investment company, since 1994, and he served as Senior Vice President of Canadian Imperial Bank of Commerce, a Canadian chartered bank from 1986 to December 1993.

     Roger L. Erb became Senior Vice President -- Engineering of the Company in October 1997. From September 1995 until June 1997, Mr. Erb was Senior Vice President of Technical Services at Ball-Foster. Prior thereto, he was employed at Foster Forbes, serving as Senior Vice President of Technical Services from June 1994 to September 1995, Senior Vice President of Operations from January 1993 to June 1994, and Vice President of Technical Services prior to 1993.

     Gordon S. Love became Senior Vice President -- Sales and Marketing of the Company in July 1997. From October 1996 until June 1997, Mr. Love was Vice President of Sales for Beer and Liquor at Ball-Foster. From September 1995 until October 1996, he was Senior Vice President of Beverage Sales at Ball-Foster. Prior thereto, he was employed at Foster Forbes, serving as Senior Vice President of Sales and Marketing from July 1993 to September 1995, Vice President of Sales from October 1992 to July 1993, and Beer Product Manager prior to October 1992.

     Edward M. Jonas joined the Company in February 1997 and became Controller of the Company in March 1997. Mr. Jonas joined the predecessor to Old Anchor in 1968 and was Comptroller of Old Anchor from 1983 through early 1995.

     Eugene K. Pool joined Old Anchor in June 1988 as Senior Counsel. Mr. Pool was appointed Assistant Secretary of Old Anchor in 1988, Associate General Counsel of Old Anchor in 1991 and Vice President-Associate General Counsel of Old Anchor in 1995. In February 1997, Mr. Pool became Assistant Secretary of the Company and in March 1997, he became Vice President and Associate General Counsel for the Company.

     John F. Robichaud joined the Company in September 1997 as Vice
President -- Order Management and Scheduling Logistics. From 1992 until September 1997 he was Director of Logistics for Consumers and from 1986 to 1992 was Director of Marketing for Consumers.

     George C. Lusby III joined the Company in March 1997 as Industry Vice President of Sales and Marketing. Mr. Lusby has served as Vice President of Sales and Marketing and as a director of Glenshaw since 1987.

     John L. Day became Industry Vice President of Sales and Marketing for the Company in March 1997. From September 1993 to February 1997, Mr. Day served as Vice President -- Beer Sales of Old Anchor and from August 1990 to September 1993, he served as Director of Sales of Old Anchor.

     Gregory C. Sinatro became Industry Vice President of Sales and Marketing for the Company in March 1997. From October 1994 to February 1997, Mr. Sinatro served as Senior Vice President of Food/Consumer Products of Old Anchor and from January 1989 to September 1994, he served as Vice President -- Consumer Products Division of Old Anchor.

BOARD OF DIRECTORS OF THE COMPANY

     Classification of Board. Pursuant to the Amended and Restated Certificate of Incorporation (the "Restated Charter") of the Company, until February 5, 2000, the holders of the Class A Common Stock are entitled to elect four directors (the "Class A Directors") and the holders of the Class B Common Stock are entitled to elect five directors (the "Class B Directors"). The Class A Directors have not yet been designated. Messrs. Ghaznavi, Lightner, Gutowski, Farrar and May are Class B Directors. From and after February 5, 2000, the Board of Directors has discretion to determine the number of directors (each a "Director") constituting the Board of Directors, and such number of Directors will be divided into three classes, as nearly equal in the number of Directors as possible. The term of Directors of the first, second and third class will expire at the first, second and third annual meeting after their election, respectively. At each annual meeting, the number of Directors constituting the class whose term has expired at the time of such meeting will be elected to hold office until the third succeeding annual meeting. Until February 5, 2000, Class A Directors may be removed with or without cause only by the holders of Class A Common Stock and Class B Directors may be removed with or without cause only by the holders of Class B Common Stock. Thereafter, all classes of Common Stock (as defined) of the Company will be consolidated into one class of Common Stock, and, pursuant to the Bylaws of the Company (the "Bylaws"), Directors may be removed only with cause by the affirmative vote of the holders of 75% of the outstanding shares of capital stock of the Company then entitled to vote at an election of Directors.

     The foregoing provisions of the Restated Charter and the Bylaws are subject to the rights, if any, of any series of preferred stock of the Company to elect additional Directors under circumstances specified in the certificate of designation relating to such preferred stock.

     Officers of the Company serve at the discretion of the Board of Directors.

     Compensation of Directors. Directors of the Company are entitled to receive an annual director's fee of $7,000. In addition, fees of $750 are paid for each directors' meeting and committee meeting attended unless more than one meeting is held on the same day, in which case the fee for attending each subsequent meeting is $500.

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The Company was organized in January 1997 and did not conduct any operations or have any employees prior to the Anchor Acquisition in February 1997. As a result, the Company does not have any executive officers with respect to whom disclosure of executive compensation is required under the Securities Act or the rules and regulations promulgated thereunder.

EMPLOYMENT AGREEMENTS

     The Company does not, as a general rule, enter into employment agreements with its executive officers and/or other key employees.

EMPLOYEE PLAN

     As part of the Anchor Acquisition, the Company assumed Old Anchor's obligations under the Anchor Glass Container Corporation Executive/Key Employee Retention Plan which covers approximately 35 employees including Messrs. Pool, Day and Sinatro. Under this plan, if a participating employee is terminated by the Company without cause or terminates his or her employment with the Company for good reason (such as a reduction in base salary, a material change in position, duties or responsibilities, or a material change in job location), the Company is obligated to pay a severance benefit to such employee. If all participating employees were to be terminated by the Company without cause and/or were to terminate their employment with the Company for good reason, the aggregate amount of severance benefits payable by the Company under this plan would be $1.1 million.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is part of a group of glass manufacturing companies (the "Affiliated Glass Manufacturers") with Consumers and Glenshaw, each of which is controlled by Mr. Ghaznavi through G&G. The Company intends to engage in a variety of transactions with Consumers and Glenshaw as a part of its strategy to achieve synergies among the companies. These expected transactions may include bulk purchasing of raw and packaging materials, provision of technical and engineering services, joint utilization of Anchor's mold and repair shops and the possible consolidation of certain functions such as sales, engineering and management information services.

     The Company has entered into an Intercompany Agreement (the "Intercompany Agreement") with G&G, Consumers, Consumers U.S., Consumers International, Glenshaw, Hillsboro, I.M.T.E.C. Enterprises, Inc., a machinery manufacturer majority-owned by G&G, and certain related companies which establishes standards for certain intercompany transactions. Pursuant to the Intercompany Agreement, the Company may, from time to time, fill orders for customers of Affiliated Glass Manufacturers and Affiliated Glass Manufacturers may, from time to time, fill orders for customers of the Company. In such case, where the customer is not a common customer, the company that does the manufacturing will pay a market commission, set at 5% of the invoiced amount, to the company that referred the customer. In the event of a transfer of a customer to the Company by an Affiliated Glass Manufacturers or to an Affiliated Glass Manufacturers by the Company, the transfer is treated as though the transferee had filled the orders for the transferred customer.

     In connection with any bulk purchasing of raw materials, packaging materials, machinery, insurance, maintenance services, environmental services and other items and services used in this business, each of the Affiliated Glass Manufacturers will share out-of-pocket costs of the purchasing activities without payment of commissions. Similarly, in connection with the provision of technical, engineering or mold design services, the company providing the services will receive reasonable per diem fees and costs for the employees provided. For services such as the provision of molds, the company providing the service will receive cost plus a reasonable market mark-up.

     Transactions carried out in accordance with the Intercompany Agreement do not require approval of the board of directors or fairness opinions. Any amendment to the Intercompany Agreement is subject to the Indenture requirement that it be in writing, on terms no less favorable to the Company than could have been obtained in a comparable arms' length transaction between the Company and third parties and is subject to the approval of the Board of Directors ("Affiliate Transaction Provisions"). The Revolving Credit Agreement and the Indenture require that transactions between the Company and an affiliate be in writing on no less favorable terms to the Company than would be obtainable in a comparable arms' length transaction between the Company and a person that is not an affiliate. In addition, transactions exceeding certain threshold values require the approval of the Company's board of directors, the approval of the Company's independent directors or an independent fairness opinion.

     Certain affiliates of the Company are engaged in businesses other than the manufacture of glass containers, such as manufacturing or rehabilitating manufacturing equipment, automobile and truck leasing, shipping and real estate management. These transactions are subject to the Affiliate Transaction Provisions of the Indenture.

     The Company is party to the Management Agreement with G&G. Pursuant to the Management Agreement, G&G is to provide specified managerial services for the Company. For these services G&G is entitled to receive an annual management fee of $3.0 million and to reimbursement of its out-of-pocket costs plus an administrative charge not to exceed 10% of those costs. The Revolving Credit Agreement and the Indenture limit management fee payments by the Company under the Management Agreement to $1.5 million per year unless the Company meets certain financial tests, in which case such fees will accrue.

     In September 1997, Hillsboro Glass Company ("Hillsboro"), a glass container manufacturing plant owned by G&G, discontinued manufacturing. All of Hillsboro's rights and obligations to fill orders under a supply contract between Consumers and one of its major customers will be purchased by Consumers and Anchor. In addition, in connection with a plan to simplify the corporate ownership structure of Consumers, Anchor and their affiliates, Glenshaw may become a subsidiary of Anchor.

     The Company from time to time has engaged the law firm of Eckert Seamans Cherin & Mellott, LLC, to represent it on a variety of matters. C. Kent May, an executive officer and director of the Company, is a member of such law firm.

ITEM 8.  LEGAL PROCEEDINGS

     The Company is, and from time to time may be, a party to routine legal proceedings incidental to the operation of its business. The outcome of these proceedings is not expected to have a material adverse effect on the financial condition or operating results of the Company, based on the Company's current understanding of the relevant facts and law.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's common equity securities consist of Classes A, B and C Common Stock and Series A and Series B Preferred Stock (collectively, the "Securities"). There is no established public trading market for any of the Securities. The Company intends to apply for listing of the Series A Preferred Stock and the Class A Common Stock on The Nasdaq Stock Market's National Market ("Nasdaq"). However, there can be no assurance that the Company will meet the requirements for such listing, of the liquidity of any markets that may develop for the Series A Preferred Stock and the Class A Common Stock, of the ability of the holders of such Series A Preferred Stock and the Class A Common Stock to sell such securities, or of the price at which holders of the Series A Preferred Stock and the Class A Common Stock would be able to sell such securities.

     As of November 1, 1997, there were four registered holders of 2,239,320 shares of Series A Preferred Stock, which are convertible into 9,330,500 shares of Class A Common Stock; one registered holder of 3,360,000 shares of Series B Preferred Stock, which are convertible into 15,272,727 shares of Class B Common Stock; four registered holders of Class A Common Stock; one registered holder of Class B Common Stock; and no registered holders of Class C Common Stock. Smith Barney, one of the holders of both the Series A Preferred Stock and Class A Common Stock, holds such securities in escrow for certain creditors of Old Anchor. See "Item 8. Principal Shareholders." As of November 1, 1997, 2,107,843 shares of Class C Common Stock, which is nonvoting until February 5, 2000, were issuable upon the exercise of currently exercisable warrants, which are held by two institutional investors.

     Shares of Class A Common Stock and Series A Preferred Stock (the "Registered Securities") acquired from any "affiliate" (as such term is defined in Rule 144(a)(1) under the Securities Act) of the Company and shares of the Registered Securities held by an affiliate of the Company may, under certain circumstances, be sold to the public without registration under the Securities Act in reliance on an exemption contained in Rule 144 promulgated thereunder.

     In general, under Rule 144 (a "safe harbor" for the resale of restricted securities or other securities by an "affiliate" of the Company to the public without registration), a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of the Company (together with its predecessors) for at least one year, including any person who may be deemed to be an "affiliate" of the Company, is entitled to sell to the public, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the total number of shares of the Registered Securities that are not "restricted securities", and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of adequate "current public information" about the Company. The Company will not be deemed to have such information available until the expiration of at least 90 days following the effective date of this Registration Statement on Form 10. A person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her restricted shares for at least two years would, pursuant to Rule 144(k), be entitled to sell such restricted shares to the public without regard to the volume limitations described above and the other conditions of Rule 144.

     As of the date hereof, no shares of the Registered Securities are eligible for resale under Rule 144. As noted above, there is no active trading market for the Registered Securities, and no prediction can be made of the effect, if any, that sales of shares of the Registered Securities under Rule 144 or the availability of shares for sale will have on the market price of the Registered Securities prevailing from time to time after the date of this Registration Statement on Form 10. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, because such amount will depend on the trading volume in and market price for the Registered Securities and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Registered Securities. Due to the limited trading market for the Registered Securities, however, the trading volume therefor may be low and the market price volatile make reliance on Rule 144 unpredictable.

     The Series A Preferred Stock and the Class A Common Stock are being registered hereby in satisfaction of the Company's obligations to the holders thereof under the Asset Purchase Agreement. Other than the holders of the Series A Preferred Stock and the Class A Common Stock, no other person has any right to have shares of Common Stock registered under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Company has never paid dividends on its Common Stock and has no intention to do so in the future. The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company out of legally available funds, cumulative dividends, payable quarterly in cash, at an annual rate of 10% of the liquidation value thereof. The holders of the Series B Preferred Stock are entitled to receive cumulative dividends payable quarterly in kind at an annual rate of 8% of the liquidation value thereof. For a discussion regarding limitations on the Company's ability to pay dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors Affecting Future Operating
Results -- "Substantial Leverage; Ability to Service Debt," Significant Expenditures; Dependence on Successful Implementation of the Business Strategy" and "Restrictive Debt Covenants."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On various dates since January 1997, the Company sold and issued 902,615 shares of Class B Common Stock, valued at $5.00 per share, and 3,538,265 shares of Series B Preferred Stock (including the issuance of shares paid in kind as dividends), valued at $25.00 per share. These shares were issued in an offering not involving a public offering pursuant to Section 4(2) of the Securities Act to Consumers U.S.

     In addition, in connection with the Anchor Acquisition, the Company issued:
(i) 490,898 shares of Class A Common Stock, valued at $5.00 per share, and 1,879,320 shares of Series A Preferred Stock, valued at $25.00 per share, to Smith Barney, as escrow agent for certain creditors of Old Anchor, (ii) an aggregate of 360,000 shares of Series A Preferred Stock, valued at $25.00 per share, to three defined benefit plans maintained by Old Anchor and (iii) warrants exercisable for 2,107,843 shares of Class C Common Stock, valued at $5.00 per share, to two institutional purchasers as compensation for providing the interim financing for the Anchor Acquisition and placement of the Notes. All of these shares and warrants were issued in an offering not involving a public offering pursuant to Section 4(2) of the Securities Act and, in the case of the shares of Series A Preferred Stock and Class A Common Stock, Section 1145 of the Bankruptcy Code.

     In April 1997, the Company issued $150.0 million aggregate principal amount of the Notes to a group of "qualified institutional buyers" (as such term is used in Rule 144A under the Securities Act). The Notes were issued in reliance on the exemptions from the registration requirements of the Securities Act provided by Rule 144A and Regulation S under the Securities Act.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Anchor is authorized to issue 50,000,000 shares of Common Stock, having a par value of $0.01 per share, and 20,000,000 shares of preferred stock, having a par value of $0.10 per share and a liquidation value of $25.00 per share (the "Preferred Stock"). The Company intends to apply for listing of the Series A Preferred Stock and the Class A Common Stock on The Nasdaq Stock Market's National Market ("Nasdaq").

COMMON STOCK

     For the period from February 5, 1997 until February 5, 2000 (the "Initial Period"), the number of Directors of Anchor is fixed at nine, with the holders of the Class A Common Stock having the right to elect four directors and the holders of the Class B Common Stock having the right to elect five directors. The holders of the Class C Common Stock are not entitled to participate in the election of directors. Except as described in the immediately preceding sentence with respect to election of directors, there are no distinctions between the rights of holders of shares of Class A Common Stock and Class B Common Stock. The holders of

Class C Common Stock have no voting rights during the Initial Period. At the expiration of the Initial Period, the Class A Common Stock, the Class B Common Stock and the Class C Common Stock will automatically be consolidated into a single class of Common Stock with identical rights. The Revolving Credit Facility places restriction on the Company's ability to pay dividends.

SERIES A PREFERRED STOCK

     Of the 20,000,000 authorized shares of Preferred Stock, (a) 2,239,320 shares have been designated as Series A Preferred Stock, (b) 5,000,000 shares have been designated as Series B Preferred Stock and (c) 12,760,680 shares are without designation at this time.

     The Series A Preferred Stock ranks, as to dividends and redemption and upon liquidation, prior to all other classes and series of capital stock of the Company, including the Series B Preferred Stock and the Common Stock. The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company out of legally available funds, cumulative dividends, payable quarterly in cash, at an annual rate of ten percent of the liquidation value. Holders of the Series A Preferred Stock are not entitled to vote except (a) as required by law, (b) on certain matters affecting the rights of the holders of Series A Preferred Stock and (c) in the event that scheduled cash dividends are unpaid for twelve consecutive quarters, at which time (i) the number of Directors will be expanded by three and (ii) the holders of the Series A Preferred Stock will have the right to elect all three additional Directors until all accrued and unpaid scheduled cash dividends have been paid.

     The Company is required to redeem all outstanding shares of the Series A Preferred Stock on February 5, 2009 and, on or after February 5, 2000, may, at its option, redeem outstanding shares of Series A Preferred Stock if the trading price of the Common Stock equals or exceeds $6.00 per share, in each case at a price of $25.00 per share of Series A Preferred Stock so redeemed.

     Shares of Series A Preferred Stock are convertible into shares of Class A Common Stock, at the option of the holder, at a ratio determined by dividing the liquidation value of the Series A Preferred Stock ($25.00) by $6.00. Such ratio is subject to adjustment from time to time to prevent dilution.

     Pursuant to the Asset Purchase Agreement, prior to the consummation of a plan of reorganization with respect to Old Anchor, the Company is obligated to register all of the shares of Class A Common Stock and Series A Preferred Stock under the Exchange Act and to qualify such shares for listing on a nationally recognized United States securities exchange or on Nasdaq.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

CERTIFICATE OF INCORPORATION

     Article VIII of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for the indemnification of directors and officers of the Company and any persons serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by the General Corporate Law of the State of Delaware (the "DGCL"). The Certificate of Incorporation also allows the Company, by action of the Board of Directors, to indemnify other officers, employees and agents of the Company. These rights to indemnification (i) are contract rights; (ii) cannot be changed by any amendment to the Certificate of Incorporation to adversely affect any person being indemnified with respect to any alleged action or inaction occurring prior to such amendment; (iii) subject to any rights imposed by law and the By-Laws of the Company, include the right to have the Company advance expenses incurred in defending any such action, suit or proceeding prior to the final disposition; and (iv) are not exclusive of any other right which any person may have or may acquire under the Certificate of Incorporation, or any statute, by-law or agreement, or by any vote of the stockholders or disinterested directors of the Company, or otherwise. In addition to the indemnification provided by Article VIII, Article IX limits the personal liability of directors for monetary damages arising out of a breach of fiduciary duty to the fullest extent permitted by the DGCL.

     The Certificate of Incorporation generally prohibits the Company from indemnifying any person in connection with an action, suit or proceeding (or portion thereof) initiated by such person unless such action, suit or proceeding (or portion thereof) was authorized by the Board of Directors. However, this prohibition does not apply to a counterclaim, cross-claim or third party claim brought by an indemnitee in any action, suit or proceeding. In addition, persons claiming a right to indemnification or advancement may bring suit against the Company if the claim is not paid in full by the Company within sixty days, in the case of a claim for indemnification, or thirty days, in the case of a claim for advancement, after receipt of the written claim.

BY-LAWS

     The By-laws of the Company contain no provision for indemnification.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements and Schedules

     1. Financial Statements. The Financial Statements of Anchor and Old Anchor and the Reports of Independent Public Accountants are included beginning at page F-1 and beginning at page H-1 of this Registration Statement. See the index included on page F-1 and page H-1.

     2. Financial Statement Schedules. The following Financial Statement Schedules are filed as part of this Registration Statement and should be read in conjunction with the Consolidated Financial Statements of Old Anchor and the Financial Statements of Anchor.

                                                                     SCHEDULE II

                            ANCHOR RESOLUTION CORP.
                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

               COLUMN A                 COLUMN B     COLUMN C     COLUMN D      COLUMN E      COLUMN F
--------------------------------------  --------     --------     --------     ----------     --------
                                                           ADDITIONS
                                                     ---------------------
                                        BALANCE      CHARGED
                                           AT        TO COSTS     CHARGED                     BALANCE
                                        BEGINNING      AND        TO OTHER                     AT END
             DESCRIPTION                OF YEAR      EXPENSES     ACCOUNTS     DEDUCTIONS     OF YEAR
--------------------------------------  --------     --------     --------     ----------     --------
Year ended December 31, 1996
  Allowance for doubtful accounts.....   $1,826       $1,126       $   --        $1,449(A)     $1,503
Year ended December 31, 1995
  Allowance for doubtful accounts.....   $3,447       $  656       $   --        $2,277(A)     $1,826
Year ended December 31, 1994
  Allowance for doubtful accounts.....   $3,615       $   50       $   --        $  218(A)     $3,447

---------------
(A) Accounts written off

                                                                     SCHEDULE II

                       ANCHOR GLASS CONTAINER CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
               PERIOD FROM FEBRUARY 5, 1997 TO SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

                 COLUMN A                  COLUMN B    COLUMN C    COLUMN D     COLUMN E      COLUMN F
------------------------------------------ --------    --------    --------    ----------    ----------
                                                            ADDITIONS
                                                       --------------------
                                           BALANCE
                                              AT       CHARGED
                                           BEGINNING   TO COSTS    CHARGED                   BALANCE AT
                                              OF         AND       TO OTHER                    END OF
               DESCRIPTION                  PERIOD     EXPENSES    ACCOUNTS    DEDUCTIONS      PERIOD
------------------------------------------ --------    --------    --------    ----------    ----------
Period from February 5, 1997 to September
  30, 1997
  Allowance for doubtful accounts.........  $1,630(B)    $225          --         $ 65(A)      $1,790

---------------
(A) Accounts written off

(B) Amount recognized as part of Anchor Acquisition.

     Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

     3. Exhibits

EXHIBIT
NUMBER                                           ITEM
------   ------------------------------------------------------------------------------------
  2.1    Asset Purchase Agreement dated as of December 18, 1996 among Anchor Glass Container
         Corporation, now known as Anchor Resolution Corp. ("Old Anchor"), Consumers
         Packaging Inc. and Owens-Brockway Glass Container Inc.
  2.2    Amendment to Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of
         February 5, 1997 by and among Old Anchor, Consumers Packaging Inc. and
         Owens-Brockway Glass Container Inc.
  2.3    Order of United States Bankruptcy Court for the District of Delaware approving (i)
         the Asset Purchase Agreement and (ii) the assumption and assignment of certain related executory contracts
  2.4    Order of United States Bankruptcy Court for the District of Delaware approving the
         Amendment to the Asset Purchase Agreement
  2.5    Memorandum of Understanding dated February 5, 1997 among Old Anchor, Consumers
         Packaging Inc., and the Company
  3.1    Amended and Restated Certificate of Incorporation of the Company
  3.2    Bylaws of the Company
  3.5    Certificate of Designation for Series A 10% Cumulative Convertible Preferred Stock
  3.6    Certificate of Designation for Series B 8% Cumulative Convertible Preferred Stock
  4.1    Indenture dated as of April 17, 1997 among the Company, Consumers U.S. and The Bank of New York, as trustee
  4.2    Form of Initial Notes (included in Exhibit 4.1)
  4.3    Form of Exchange Notes (included in Exhibit 4.1)
  4.4    Security Agreement dated as of April 17, 1997 among the Company, Bankers Trust
         Company, as agent under the Revolving Credit Agreement

EXHIBIT
NUMBER                                           ITEM
------   ------------------------------------------------------------------------------------
  4.5    Assignment of Security Agreement dated as of April 17, 1997 among the Company,
         Bankers Trust Company, as assignor, and The Bank of New York, as assignee and as trustee under the Indenture
  4.6    Pledge Agreement dated as of April 17, 1997 among Consumers U.S. and The Bank of New
         York, as trustee under the Indenture
  4.7    Intercreditor Agreement dated as of February 5, 1997 among The Bank of New York, as
         Note Agent, and BT Commercial Corporation, as Credit and Shared Collateral Agent
  4.8    Amendment No. 1 to the Intercreditor Agreement, dated as of April 17, 1997 among The
         Bank of New York, as Note Agent, and BT CommercialCorporation, as Credit and Shared
         Collateral Agent
  4.9    Registration Rights Agreement dated as of April 17, 1997 among the Company,
         Consumers U.S., BT Securities Corporation and TD Securities (USA) Inc.
 10.1    Credit Agreement (the "Credit Agreement") dated as of February 5, 1997 among the
         Company, Bankers Trust Company, as Issuing Bank, BT Commercial Corporation, as Agent
         and Co-Syndication Agent, PNC Bank, National Association, as Co-Syndication Agent
         and Issuing Bank, and the various financial institutions party thereto
 10.2    First Amendment to the Credit Agreement dated as of March 11, 1997 among the
         Company, Bankers Trust Company, BT Commercial Corporation, and PNC Bank, National
         Association
 10.3    Second Amendment to the Credit Agreement dated as of April 9, 1997 among the
         Company, Bankers Trust Company, BT Commercial Corporation, and PNC Bank, National
         Association
 10.4    Third Amendment and Waiver to the Credit Agreement dated as of May 23, 1997 among the Company, Bankers Trust Company, BT Commercial Corporation, PNC Bank, National
         Association, and the various financial institutions party to the Credit Agreement
 10.5 *  Fourth Amendment to the Credit Agreement dated as of September 15, 1997 among the
         Company, Bankers Trust Company, BT Commercial Corporation, PNC Bank, National
         Association and the various financial institutions party to the Credit Agreement
 10.6    Assignment of Security Interest in U.S. Trademarks and Patents dated February 5,
         1997 by the Company to BT Commercial Corporation, as Collateral Agent under the
         Credit Agreement
 10.7    Assignment of Security Interest in U.S. Copyrights dated February 5, 1997 by the
         Company to BT Commercial Corporation, as Collateral Agent under the Credit Agreement
 10.8    Guaranty dated February 5, 1997, by Consumers U.S. in favor of BT Commercial
         Corporation and the other financial institutions party to the Credit Agreement Plan
 10.9    Termination Agreement dated February 3, 1997 by and between Consumers Packaging
         Inc., the Company and the Pension Benefit Guaranty Corporation
 10.10   Release Agreement among Old Anchor, the Company, the Official Committee of Unsecured
         Creditors of Anchor Glass Container Corporation (Old Anchor) and Vitro, Sociedad
         Anonima
 10.11   Agreement (the "Vitro Agreement") dated as of December 18, 1996 between Vitro,
         Sociedad Anonima, Consumers Packaging Inc., on behalf of itself, and Consumers
         Packaging Inc., on behalf of the Company
 10.12   First Amendment to the Vitro Agreement dated as of February 4, 1997 among Vitro,
         Sociedad Anonima, Consumers Packaging Inc. and the Company
 10.13   Waiver Agreement dated as of February 5, 1997 by and between Old Anchor and
         Consumers Packaging Inc.
 10.14   Assignment and Assumption Agreement dated as of February 5, 1997 by and between
         Consumers Packaging Inc. and the Company
 10.15   Assignment and Assumption Agreement dated as of February 5, 1997 by and between
         Consumers Packaging Inc. and the Company relating to certain cmployee benefit plans
 10.16   Assignment and Assumption Agreement dated as of February 5, 1997 between Consumers
         Packaging Inc. and the Company relating to certain commitment letters
 10.17   Bill of Sale, Assignment and Assumption Agreement dated as of February 5, 1997 by and between Old Anchor and the Company
 10.18   Assignment of Patent Property and Design Property from Old Anchor to the Company
 10.19   Trademark Assignment from Old Anchor to the Company
 10.20   Foreign Trademark Assignment from Old Anchor to the Company

EXHIBIT
NUMBER                                           ITEM
------   ------------------------------------------------------------------------------------
 10.21   Copyright Assignment from Old Anchor to the Company
 10.22   Agreement dated as of February 5, 1997 between The Travelers Indemnity Company and its Affiliates, including The Aetna Casualty and Surety Company and their predecessors, and the Company
 10.23   Allocation Agreement dated as of February 5, 1997 between Consumers Packaging Inc.
         and Owens-Brockway Glass Container Inc.
 10.24   Supply Agreement dated as of February 5, 1997 by and between the Company and Owens-
         Brockway Glass Container Inc.
 10.25   Transition Agreement dated as of February 5, 1997 between Consumers Packaging Inc., the Company and Owens-Brockway Glass Container Inc.
 10.26*  Technical Assistance and License Agreement executed December 18, 1996 by
         Owens-Brockway Glass Container Inc. and Consumers Packaging Inc.
 10.27   Assurance Agreement (the "Assurance Agreement") dated as of February 5, 1997 among
         Owens-Brockway Glass Container Inc., Consumers Packaging Inc., the Company, BT
         Commercial Corporation, Bankers Trust Company and The Bank of New York
 10.28   Letter agreement relating to Assurance Agreement dated April 17, 1997 addressed to
         Owens-Brockway Glass Container Inc. and signed by Bankers Trust Company and The Bank of New York
 10.29   Intercompany Agreement dated as of April 17, 1997 among G&G Investments, Inc.,
         Glenshaw Glass Company, Inc., Hillsboro Glass Company, I.M.T.E.C. Enterprises, Inc.,
         Consumers Packaging Inc., Consumers International Inc., Consumers U.S., the Company,
         BT Securities Corporation and The Bank of New York, as trustee under the Indenture
 10.30   Management Agreement dated as of February 5, 1997 by and between the Company and G&G
         Investments, Inc.
 10.31   Anchor Glass Container Corporation/Key Executive Employee Retention Plan
 10.32   Lease Agreement -- Anchor Place at Fountain Square (the "Lease Agreement") dated
         March 31, 1988, by and between Old Anchor and Fountain Associates I Ltd. relating to the Company's headquarters in Tampa, Florida
 10.33   First Amendment to Lease Agreement effective as of June 16, 1992, by and between
         Fountain Associates I Ltd. and Old Anchor
 10.34   Second Amendment to Lease Agreement effective as of September 30, 1993, by and between Fountain Associates I Ltd. and Old Anchor
 10.35   Third Amendment to Lease Agreement effective as of February 22, 1995, by and between
         Fountain Associates I Ltd. and Old Anchor
 10.36   Agreement dated as of March 31, 1996 by and between Fountain Associates I Ltd.,
         Citicorp Leasing, Inc. and Old Anchor
 10.37   Amended and Restated Agreement effective as of September 12, 1996, by and between
         Fountain Associates I Ltd., Citicorp Leasing Inc. and Old Anchor
 10.38   Sixth Amendment to Lease and Second Amendment to Option Agreement dated as of
         February 5, 1997, by and between Fountain Associates I Ltd., Citicorp Leasing Inc.
         and Old Anchor
 10.39   Building Option Agreement dated March 31, 1988, by and between Fountain Associates
         I, Ltd. and Old Anchor
 10.40   First Amendment to Building Option Agreement effective as of June 16, 1992, by and between Fountain Associates I, Ltd. and Old Anchor
 10.41*  Supply Agreement effective as of June 17, 1996 between The Stroh Brewery Company and the Company
 10.42*  Supply Agreement between Bacardi International Limited and the Company
 10.43   Warrant Agreement dated as of February 5, 1997 between the Company and Bankers Trust
         Company
 10.44   Form of Warrant issued pursuant to the Warrant Agreement
 10.45*  American Appraisal Associates, Inc. appraisal of certain property of the Company

EXHIBIT
NUMBER                                           ITEM
------   ------------------------------------------------------------------------------------
 12.1    Statement re: computation of ratio of earnings to fixed charges for the period from
         February 5, 1997 to September 30, 1997
 12.2    Statement re: computation of ratio of earning to fixed charges for the years ended
         December 31, 1992, 1993, 1994, 1995 and 1996
 21.1    List of Subsidiaries of the Company
 27.1    Financial Data Schedule of Old Anchor
 27.2    Financial Data Schedule of the Company

---------------
* To be filed by amendment.

     All other Exhibits are incorporated by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-31363) originally filed with the Securities and Exchange Commission on July 16, 1997.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE NO.
                                                                                     --------
AUDITED FINANCIAL STATEMENTS OF ANCHOR
     Report of Independent Public Accountants......................................     F-2
     Balance Sheet at June 30, 1997................................................     F-3
     Statement of Operations
       Period from February 5, 1997 to June 30, 1997...............................     F-4
     Statement of Stockholders' Equity
       Period from February 5, 1997 to June 30, 1997...............................     F-5
     Statement of Cash Flows
       Period from February 5, 1997 to June 30, 1997...............................     F-6
     Notes to Financial Statements.................................................     F-7

UNAUDITED CONDENSED FINANCIAL STATEMENTS OF ANCHOR
     Condensed Balance Sheet
       September 30, 1997..........................................................    F-18
     Condensed Statement of Operations
       Period from February 5, 1997 to September 30, 1997..........................    F-19
     Condensed Statement of Stockholders' Equity
       Period from February 5, 1997 to September 30, 1997..........................    F-20
     Condensed Statement of Cash Flows
       Period from February 5, 1997 to September 30, 1997..........................    F-21
     Notes to Condensed Financial Statements.......................................    F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Anchor Glass Container Corporation:

We have audited the accompanying balance sheet of Anchor Glass Container Corporation (a Delaware corporation) as of June 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the period from February 5, 1997 through June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anchor Glass Container Corporation as of June 30, 1997, and the results of its operations and its cash flows for the period from February 5, 1997 through June 30, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
October 31, 1997

                       ANCHOR GLASS CONTAINER CORPORATION

                                 BALANCE SHEET
                                 JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

ASSETS
Current assets:
Cash and cash equivalents.........................................................  $  6,106
Accounts receivable, less allowance for doubtful accounts of $1,706...............    62,262
Inventories --
  Raw materials and manufacturing supplies........................................    24,616
  Semi-finished and finished products.............................................    92,582
Other current assets..............................................................     8,724
                                                                                    --------
          Total current assets....................................................   194,290
Property, plant and equipment:
  Land............................................................................     7,769
  Buildings.......................................................................    74,075
  Machinery, equipment and molds..................................................   252,447
  Less accumulated depreciation, net..............................................   (20,494)
                                                                                    --------
                                                                                     313,797
Other assets......................................................................    24,163
Strategic alliance with customer..................................................    22,650
Goodwill, net of accumulated amortization of $1,000...............................    45,557
                                                                                    --------
                                                                                    $600,457
                                                                                    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Revolving credit facility.........................................................  $    963
Current maturities of long-term debt..............................................       352
Accounts payable..................................................................    33,504
Accrued expenses..................................................................    55,219
Accrued interest..................................................................     3,448
Accrued compensation and employee benefits........................................    36,403
                                                                                    --------
          Total current liabilities...............................................   129,889
Long-term debt....................................................................   151,897
Long-term pension liabilities.....................................................    49,365
Long-term postretirement liabilities..............................................    58,386
Other long-term liabilities.......................................................    67,382
                                                                                    --------
                                                                                     327,030
Commitments and contingencies (Note 13)
Redeemable preferred stock, Series A, $.01 par value; 2,239,320 shares authorized,
  issued and outstanding; $25 liquidation and redemption value....................    55,983
                                                                                    --------
Stockholders' equity:
Preferred stock, Series B, $.01 par value; authorized 5,000,000 shares; issued and
  outstanding 3,360,000 shares, $25 liquidation and redemption value..............        34
  Issuable preferred stock, at $25 per share......................................     2,688
Common stock, $.10 par value; authorized 50,000,000 shares;
  Class A, issued and outstanding 490,898 shares..................................        49
  Class B, issued and outstanding 902,615 shares..................................        90
  Class C, none issued and outstanding............................................        --
Warrants, Class C Common stock, issued and outstanding 2,107,843 shares...........    10,518
Capital in excess of par value....................................................    92,294
Accumulated deficit...............................................................   (18,118)
                                                                                    --------
                                                                                      87,555
                                                                                    --------
                                                                                    $600,457
                                                                                    ========

                       See Notes to Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                            STATEMENT OF OPERATIONS
                 PERIOD FROM FEBRUARY 5, 1997 TO JUNE 30, 1997
                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

Net sales.........................................................................  $ 261,141
Costs and expenses:
  Costs of products sold..........................................................    244,285
  Selling and administrative expenses.............................................     11,176
                                                                                    ---------
Income from operations............................................................      5,680
Other income, net.................................................................        211
Interest expense..................................................................     (7,882)
                                                                                    ---------
Loss before extraordinary item....................................................     (1,991)
Extraordinary item --
  Write-off of deferred financing costs, net of nil tax...........................    (11,200)
                                                                                    ---------
Net loss..........................................................................  $ (13,191)
Preferred stock dividends.........................................................     (4,927)
                                                                                    ---------
Loss applicable to common stock...................................................  $ (18,118)
                                                                                    =========
Loss per share applicable to common stock before extraordinary item...............  $   (6.64)
                                                                                    =========
Net loss per share applicable to common stock.....................................  $  (17.38)
                                                                                    =========
Weighted average number of common shares outstanding..............................  1,042,206
                                                                                    =========

                       See Notes to Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY
                 PERIOD FROM FEBRUARY 5, 1997 TO JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                            CLASS    CLASS
                                SERIES B      A        B      ISSUABLE                CAPITAL    ACCUMU-        TOTAL
                                PREFERRED   COMMON   COMMON   PREFERRED              IN-EXCESS    LATED     STOCKHOLDERS'
                                  STOCK     STOCK    STOCK      STOCK     WARRANTS    OF PAR     DEFICIT       EQUITY
                                ---------   ------   ------   ---------   --------   ---------   --------   -------------
Balance, February 5, 1997.....     $--       $ --     $ --     $    --    $     --    $    --    $     --     $      --
  Issuance of 3,360,000 shares
     of Series B Preferred
     Stock to Consumers
     U.S. ....................      34         --       --          --          --     83,966          --        84,000
  Issuance of 200,000 shares
     of Class B Common Stock
     to Consumers U.S. .......      --         --       20          --          --      2,480          --         2,500
  Issuance of 490,898 shares
     of Class A Common Stock
     to creditors of Old
     Anchor...................      --         49       --          --          --      2,405          --         2,454
  Issuance of 1,405,229
     warrants to purchase
     Class C Common Stock in
     conjunction with the
     financing of the Anchor
     Loan Facility............      --         --       --          --       7,012         --          --         7,012
  Issuance of 702,615 shares
     of Class B Common Stock
     to Consumers U.S. in
     conjunction with the
     financing of the Notes...      --         --       70          --          --      3,443          --         3,513
  Issuance of 702,614 warrants
     to purchase Class C
     Common Stock in
     conjunction with the
     financing of the Notes...      --         --       --          --       3,506         --          --         3,506
  Pay-in-kind dividends
     payable to Consumers U.S.
     on Series B Preferred
     Stock....................      --         --       --       2,688          --         --      (2,688)           --
  Dividends accrued on Series
     A Preferred Stock........      --         --       --          --          --         --      (2,239)       (2,239)
  Net loss....................      --         --       --          --          --         --     (13,191)      (13,191)
                                   ---        ---      ---      ------     -------    -------    --------      --------
Balance, June 30, 1997........     $34       $ 49     $ 90     $ 2,688    $ 10,518    $92,294    $(18,118)    $  87,555
                                   ===        ===      ===      ======     =======    =======    ========      ========

                       See Notes to Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                            STATEMENT OF CASH FLOWS
                 PERIOD FROM FEBRUARY 5, 1997 TO JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

Cash flows from operating activities:
  Loss before extraordinary item...........................................................  $  (1,991)
  Adjustments to reconcile loss before extraordinary item to net cash provided by operating activities:
    Depreciation and amortization..........................................................     21,578
    Other amortization.....................................................................      1,598
    Other..................................................................................        140
  Decrease in cash resulting from changes in assets and liabilities........................    (17,344)
                                                                                             ---------
                                                                                                 3,981
Cash flows from investing activities:
  Purchase of assets and assumption of liabilities of Old Anchor...........................   (200,470)
  Expenditures for property, plant and equipment...........................................    (12,251)
  Acquisition related contribution to defined benefit pension plans........................     (9,056)
  Other....................................................................................       (871)
                                                                                             ---------
                                                                                              (222,648)
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.................................................    280,000
  Principal payments of long-term debt.....................................................   (130,137)
  Proceeds from issuance of preferred stock................................................     84,000
  Proceeds from issuance of common stock...................................................      1,000
  Net draws on Revolving Credit Facility...................................................        963
  Other, primarily financing fees..........................................................    (11,053)
                                                                                             ---------
                                                                                               224,773
Cash and cash equivalents:
  Increase in cash and cash equivalents....................................................      6,106
  Balance, beginning of period.............................................................         --
                                                                                             ---------
  Balance, end of period...................................................................  $   6,106
                                                                                             =========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Interest.................................................................................  $   3,546
                                                                                             =========
  Income tax payments (refunds), net.......................................................  $      --
                                                                                             =========
Increase (decrease) in cash resulting from changes in assets and liabilities:
  Accounts receivable......................................................................  $ (13,477)
  Inventories..............................................................................      5,507
  Other current assets.....................................................................        678
  Accounts payable, accrued expenses and other current liabilities.........................     (9,423)
  Other, net...............................................................................       (629)
                                                                                             ---------
                                                                                             $ (17,344)
                                                                                             =========

Supplemental noncash investing and financing activities:

    In connection with the Anchor Acquisition, the Company issued $46,983 face amount of Series A Preferred Stock and $2,454 of Class A Common Stock and incurred $1,500 of fees. In connection with the Anchor Loan Facility, the Company issued 1,405,229 warrants to the lenders valued at $7,012.

Anchor Acquisition:
  Fair value of assets acquired............................................................  $ 525,000
  Acquisition costs accrued................................................................    (50,000)
  Goodwill.................................................................................     47,000
  Purchase price...........................................................................   (250,000)
                                                                                              --------
  Liabilities assumed......................................................................  $ 272,000
                                                                                              ========

    In February 1997, the Company contributed $9,000 face amount of Series A Preferred Stock to the Company's defined benefit pensions plans.

    In connection with the issuance of the Notes, the Company issued 702,615 shares of Class B Common Stock to Consumers U.S. and 702,614 warrants valued at $3,506 to the initial purchasers of the Notes. Also, with the issuance of the Notes, the Company recorded an extraordinary loss for the write-off of deferred financing fees of the Anchor Loan Facility.

    The Company considers short-term investments with original maturities of ninety days or less at the date of purchase to be classified as cash equivalents.

                       See Notes to Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- PURCHASE OF ASSETS

     Anchor Glass Acquisition Corporation (the "Company"), a Delaware corporation and a majority-owned subsidiary of Consumers Packaging Inc. ("Consumers"), was formed in January 1997 to acquire certain assets and assume certain liabilities of Anchor Glass Container Corporation ("Old Anchor"), now Anchor Resolution Corp.

     On February 5, 1997, pursuant to an Asset Purchase Agreement dated December 18, 1996, as amended (the "Asset Purchase Agreement"), among Consumers, Owens-Brockway Glass Container Inc. ("Owens") and Old Anchor, the Company (the rights and obligations of Consumers having been assigned to the Company) and Owens acquired substantially all of the assets of, and assumed certain liabilities, of Old Anchor.

     The Company purchased eleven operating glass container manufacturing facilities and other related assets (the "Anchor Acquisition"). Owens purchased assets and assumed liabilities of Old Anchor's Antioch and Hayward, California facilities and purchased certain other existing inventories. Owens also purchased Old Anchor's investment in Rocky Mountain Bottle Company, a joint venture with Coors Brewing Company ("Coors"), and assumed Old Anchor's agreement to manufacture Coors' glass packaging products in the United States.

     The total purchase price approximated $378,000, excluding fees of approximately $1,500. The portion of the purchase price paid in cash by Owens amounted to approximately $128,000. The remaining purchase price of approximately $250,000 from the Company was comprised of approximately $200,500 in cash, $47,000 face amount (1,879,320 shares) of mandatorily redeemable 10% cumulative convertible preferred stock ("Series A Preferred Stock") and $2,500 of common stock (490,898 shares with an estimated value of $5.00 per share) (the "Class A Common Stock") of the Company.

     The purchase price paid by the Company in connection with the Anchor Acquisition is subject to adjustment. On June 13, 1997, Old Anchor delivered to the Company the closing balance sheet dated January 10, 1997, which indicates that Old Anchor believes that it is entitled to additional payments from the Company and Owens totaling approximately $76,300 relating primarily to purchase price adjustments. On July 28, 1997, the Company and Owens delivered individual notices of disagreement to Old Anchor, opposing some of the adjustments sought by Old Anchor as well as asserting other adjustments in the Company's or Owen's favor. The Company's notice of disagreement requested a reduction to the purchase price of approximately $96,800. There may be litigation and/or arbitration over some or all aspects of adjustments requested by all parties. Such adjustments, if material, could impact the purchase price paid by the Company in connection with the Anchor Acquisition, the allocation of the purchase price and, as a result, the Company's balance sheet at June 30, 1997. There have been numerous settlement discussions between the Company's management and key members of the creditors committee for Old Anchor which would eliminate the necessity for either arbitration or litigation. Based on these settlement discussions, management believes that any such settlement would not have a material adverse impact on the June 30, 1997 Balance Sheet.

     The Company obtained the cash portion of the purchase price principally from an $85,000 cash investment by Consumers consisting of $84,000 face amount (3,360,000 shares) of redeemable 8% cumulative convertible preferred stock (the "Series B Preferred Stock") and $1,000 of common stock (200,000 shares) (the "Class B Common Stock") and a $130,000 bank loan.

     Upon consummation of the purchase and effective February 6, 1997, the Company changed its name to Anchor Glass Container Corporation.

     The Anchor Acquisition is accounted for by using the purchase method, with the purchase price being allocated to the assets acquired and preacquisition liabilities assumed based on their estimated fair value at the

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

date of acquisition. These allocations are based on preliminary appraisals, evaluations, estimations and other studies. Certain acquisition costs and fees, including the costs of closing and consolidating certain facilities have also been recorded by the Company at the date of acquisition. The Company has not yet finalized these allocations and certain contingent liabilities have not yet been resolved, as well as the final purchase price. The excess of the purchase price over the fair value of net assets purchased of approximately $47,000 is classified as Goodwill on the accompanying balance sheet.

     The estimated values of assets acquired and liabilities assumed as of February 5, 1997 after giving effect to the Anchor Acquisition and consideration paid is as follows:

        Accounts receivable..............................................  $  48,000
        Inventories......................................................    123,000
        Property, plant and equipment....................................    322,000
        Goodwill.........................................................     47,000
        Other assets.....................................................     32,000
        Current liabilities..............................................   (139,000)
        Long-term debt...................................................     (2,000)
        Other long-term liabilities......................................   (181,000)
                                                                           ---------
                                                                           $ 250,000
                                                                           =========

     On January 9, 1997, the Pension Benefit Guaranty Corporation ("PBGC") notified Old Anchor that it intended to institute involuntary termination proceedings with respect to the three defined benefit pension plans then maintained by Old Anchor, and currently maintained by the Company. However, the PBGC reached an agreement with Vitro, S.A., the parent of Old Anchor, in which Vitro, S.A. agreed to provide a limited guaranty to the PBGC with respect to the unfunded benefit liabilities of the Company's defined benefit plans, if the plans, or any one of them, are terminated before August 1, 2006. Consequently, the PBGC agreed not to terminate the plans as a result of the Asset Purchase Agreement and the assumption of the plans by the Company. In conjunction with the purchase, the Company assumed all liabilities of the plans and funded $9,056 of plan contributions, previously unfunded following Old Anchor's filing of Chapter 11. Additionally, the Company issued to the plans $9,000 face amount (360,000 shares) of Series A Preferred Stock.

NOTE 2 -- BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  Business Segment

     The Company is engaged in the manufacture and sale of a diverse line of clear, amber, green and other color glass containers of various types, designs and sizes to customers principally in the beer, food, iced tea, distilled spirits and soft drink industries. The Company markets its products throughout the United States. The Company's international and export sales are insignificant. Sales to The Stroh Brewery Company represented approximately 12.5% of total net sales for the period ended June 30, 1997.

  Inventories

     Inventories are stated at the lower of cost or market. The cost of substantially all inventories of raw materials and semi-finished and finished products is determined on the first-in, first-out method. Manufacturing supplies and certain other inventories are valued at weighted average costs.

  Property, Plant and Equipment

     Property, plant and equipment expenditures, including renewals, betterments and furnace rebuilds which extend useful lives, and expenditures for glass forming machine molds are capitalized and depreciated using

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

the straight-line method over the estimated useful lives of the assets for financial statement purposes while accelerated depreciation methods are principally used for tax purposes. Generally, annual depreciation rates range from 2.5% for buildings, 6.3% to 20% for machinery and equipment and 40% for molds. Furnace and machine rebuilds, which are recurring in nature and which extend the lives of the related assets, are capitalized and depreciated over the period of extension, generally at rates of 20% to 25%, based on the type and extent of these rebuilds. Depreciation of leased property recorded as capital assets is computed on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged directly to expense as incurred.

  Goodwill

     Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired and is amortized on a straight-line basis over a twenty year period. Amortization expense for the period ended June 30, 1997 was approximately $1,000. The Company has not yet finalized the allocations of net assets and certain contingent liabilities have not yet been resolved, as well as the final purchase price.

  Income Taxes

     The Company applied Statement of Financial Accounting Standards No.
109 -- Accounting for Income Taxes ("SFAS 109") which establishes financial accounting and reporting standards for the effects of income taxes which result from a company's activities during the current and preceding years.

  Retirement Plans

     The Company has retirement plans, principally non-contributory, covering substantially all salaried and hourly employees. The Company's funding policy is to pay at least the minimum amount required by the Employee Retirement Income Security Act of 1974 and the Retirement Protection Act of 1994, which requires the Company to make significant additional contributions into its underfunded defined benefit plans.

  Postretirement Benefits

     Statement of Financial Accounting Standards No. 106 -- Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") requires accrual of postretirement benefits (such as healthcare benefits) during the period that an employee provides service. This accounting method has no effect on the Company's cash outlays for these postretirement benefits.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107 -- Disclosures about Fair Value of Financial Instruments requires disclosure of the estimated fair values of certain financial instruments. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. As the long term debt has not been registered or traded in an established trading market, and the debt was issued during the current period, the Company has estimated the fair value of the debt to be the carrying value. The carrying amount of other financial instruments approximate their estimated fair values.

     The fair value information presented herein is based on information available to management as of June 30, 1997. Although management is not aware of any factors that would significantly affect the estimated

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

  Earnings Per Share

     Earnings per share is calculated based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are not included in any period that has a loss applicable to common stock as they would be anti-dilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 -- Earnings Per Share ("SFAS 128"). SFAS 128 differs from current accounting guidance in that earnings per share is classified as basic earnings per and dilutive earnings per share, compared to primary earnings per share and fully diluted earnings per share under the current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive securities in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under the existing standards. Adoption of SFAS 128 is required for interim and annual periods ending after December 15, 1997. Had the Company applied the provisions of SFAS 128 in the period from February 5, 1997 to June 30, 1997 to the earnings per share calculations, there would have been no impact compared to that which is reported.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 3 -- REVOLVING CREDIT FACILITY

     In conjunction with the Anchor Acquisition, the Company entered into a credit agreement dated as of February 5, 1997, with Bankers Trust Company ("BTCo") as issuing bank and BT Commercial Corporation, as agent, to provide a $110,000 senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility enables the Company to obtain revolving credit loans for working capital purposes and the issuance of letters of credit for its account in an aggregate amount not to exceed $110,000. Advances outstanding at any one time cannot exceed an amount equal to the borrowing base as defined in the Revolving Credit Facility.

     Revolving credit loans bear interest at a rate based upon, at the Company's option, (i) the higher of the prime rate of BTCo, 0.5% in excess of the overnight federal funds rate and 0.5% in excess of the adjusted certificate of deposit rate, as defined, each plus a defined margin, or (ii) the average of the offering rates of banks in the New York interbank Eurodollar market, plus a defined margin. Interest is payable monthly. A commitment fee of 0.5% on the unused portion of the facility and letter of credit fees, as defined, is payable quarterly. The Revolving Credit Facility expires February 5, 2002.

     At June 30, 1997, advances outstanding under the Revolving Credit Facility were $963 and the borrowing availability was $72,106. The total outstanding letters of credit on this facility were $12,788. At June 30, 1997, the weighted average interest rate on borrowings outstanding was 9.0%.

     The Company's obligations under the Revolving Credit Facility are secured by a first priority lien on substantially all of the Company's inventories and accounts receivable and related collateral and a second

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

priority pledge of all of the Series B Preferred Stock and the Class B Common Stock. In addition, the Company's obligations under the Revolving Credit Facility are guaranteed by Consumers U.S., Inc., ("Consumers U.S.") the Company's parent and a wholly-owned indirect subsidiary of Consumers and the holder of the outstanding Series B Preferred Stock and Class B Common Stock.

     The Revolving Credit Facility contains certain covenants that restrict the Company from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The Revolving Credit Facility also contains certain financial covenants that require the Company to meet and maintain certain financial tests and minimum ratios, including a minimum working capital ratio, a minimum consolidated net worth test and a minimum interest coverage ratio, all of which have been met at June 30, 1997.

NOTE 4 -- LONG-TERM DEBT

     Long-term debt at June 30, 1997 consists of the following:

        $150,000 First Mortgage Notes, interest at 11.25% due 2005........  $150,000
        Other.............................................................     2,249
                                                                            --------
                                                                             152,249
        Less current maturities...........................................       352
                                                                            --------
                                                                            $151,897
                                                                            ========

     In connection with the Anchor Acquisition, the Company entered into a Senior Credit Agreement, dated as of February 5, 1997, with BTCo., as agent, to provide a $130,000 bank loan (the "Anchor Loan Facility"). The Anchor Loan Facility was repaid in full from the net proceeds of the issuance of the $150,000 11.25% First Mortgage Notes, due 2005, (the "Notes"). The Anchor Loan Facility bore interest at a rate of 12.50%.

     As additional consideration in providing the Anchor Loan Facility, the Company issued to BT Securities Corporation and TD Securities, 1,405,229 warrants convertible to Class C Common Stock. The warrants are valued at approximately $7,000. As a result of the refinancing of the Anchor Loan Facility, deferred financing fees of $11,200 were written off as an extraordinary loss in the second quarter of 1997.

     Effective April 17, 1997, the Company completed an offering of the Notes, issued under an indenture dated as of April 17, 1997 (the "Indenture"), among the Company, Consumers U.S. and The Bank of New York, as Trustee. The Notes are senior secured obligations of the Company, ranking senior in right of payment to all existing and future subordinate indebtedness of the Company and pari passu with all existing and future senior indebtedness of the Company. The Notes are guaranteed by Consumers U.S. Proceeds from the issuance of the Notes, net of fees, were approximately $144,000 and were used to repay $130,000 outstanding under the Anchor Loan Facility and $8,800 of advances outstanding under the Revolving Credit Facility, with the balance used for general corporate purposes.

     Interest on the Notes accrues at 11.25% per annum and is payable semiannually on each April 1 and October 1 to registered holders of the Notes at the close of business on the March 15 and September 15 immediately preceding the applicable interest payment date. The Notes are not redeemable prior to April 1, 2001; however, the Notes are redeemable at the Company's option in whole at any time or in part from time to time at redemption prices defined in the Indenture. The Indenture provides that upon the occurrence of a change in control, the Company will be required to offer to repurchase all of the Notes at a purchase price in cash equal to 101% of the principal amount plus interest accrued to the date of purchase.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

     All of the obligations of the Company under the Notes and the Indenture are secured by a first priority perfected security interest in substantially all of the existing and future real property, personal property and other assets of the Company and a first priority perfected security interest in collateral ranking pari passu with the security interest in favor of the Revolving Credit Facility.

     The Indenture, subject to certain exceptions, restricts the Company from taking various actions, including, but not limited to, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the payment of dividends and other restricted payments, mergers, acquisitions and transactions with affiliates.

     All of the Company's debt agreements contain cross-default provisions.

     Principal payments required on long-term debt are $138 in the remainder of 1997, $286 in 1998, $291 in 1999, $297 in 2000 and $303 in 2001. Payments to be
made in 2002 and thereafter are $150,934.

     In connection with the issuance of the Notes on April 17, 1997, the Company issued 702,615 shares of Class B Common Stock to Consumers U.S. and 702,614 warrants, valued at $5.00 per share, to the initial purchasers.

NOTE 5 -- REDEEMABLE PREFERRED STOCK

     The Company has designated 2,239,320 shares as Series A Preferred Stock and 5,000,000 shares as Series B Preferred Stock. The Series A Preferred Stock ranks, as to dividends and redemption and upon liquidation, prior to all other classes and series of capital stock of the Company. The holders of Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends, payable quarterly in cash, at an annual rate of 10%. Holders of Series A Preferred Stock are not entitled to vote, except as defined in its Certificate of Designation. No dividends have been declared or paid as of June 30, 1997.

     The Company is required to redeem all outstanding shares of the Series A Preferred Stock on February 5, 2009, and, on or after February 5, 2000, may, at its option, redeem outstanding shares of Series A Preferred Stock at a price of $25.00 per share, if the trading price of the common stock equals or exceeds $6.00 per share. Shares of Series A Preferred Stock are convertible into shares of Class A Common Stock, at the option of the holder, at a ratio determined by dividing the liquidation value of the Series A Preferred Stock by $6.00 and such ratio is subject to adjustment from time to time.

     Pursuant to the Asset Purchase Agreement, the Company is obligated to register all of the shares of the Class A Common Stock and Series A Preferred Stock under the Securities Exchange Act and to qualify the shares for listing on a nationally recognized United States securities exchange or on The Nasdaq Stock Market's National Market.

     The Series B Preferred Stock ranks, as to dividends and redemption and upon liquidation, junior to the Series A Preferred Stock but senior to all other classes and series of capital stock of the Company. The holders of Series B Preferred Stock are entitled to receive cumulative dividends, payable quarterly at an annual rate of 8%. During the period from February 5, 1997 through and including December 31, 1999, the dividend is payable in additional shares of Series B Preferred Stock. Thereafter, the dividends will be payable in cash when and as declared by the Board of Directors. Holders of Series B Preferred Stock are not entitled to vote, except as defined in its Certificate of Designation.

     Shares of Series B Preferred Stock are not subject to mandatory redemption. On or after February 5, 2000, the Company may, at its option, redeem outstanding shares of Series B Preferred Stock at a price of $25.00 per share, if the trading price of the common stock equals or exceeds $5.50 per share. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock, at the option of the holder, at

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

a ratio determined by dividing the liquidation value of the Series A Preferred Stock by $5.50 and such ratio is subject to adjustment from time to time.

NOTE 6 -- COMMON STOCK

     For the period from February 5, 1997 to February 5, 2000, the common stock is divided into three classes, Class A and Class B, which are voting, and Class C, which is non-voting. During this period, the number of Directors of the Company is fixed at nine, with the holders of the Class A shares having the right to elect four Directors and the holders of the Class B shares having the right to elect five Directors. Holders of the Class C Shares do not participate in the election of Directors. On February 5, 2000, the three classes of common stock will automatically be consolidated into one single class of common stock with identical rights. The Company currently has outstanding warrants exercisable for 2,107,843 shares of Class C Common Stock at an exercise price of $.10 per share, which has already been deemed paid.

NOTE 7 -- RELATED PARTY INFORMATION

  G&G Investments, Inc.

     The Company is party to a management agreement with G&G Investments, Inc. ("G&G"), (the majority owner of Consumers), in which G&G is to provide specified managerial services for the Company. For these services, G&G is entitled to receive an annual management fee of $3,000 and reimbursement of its out-of-pocket costs. The terms of the Revolving Credit Facility and the Indenture limit the management fee annual payment to $1,500 unless certain financial maintenance tests are met. The Company has recorded an expense of $1,233 for this agreement for the period ended June 30, 1997 and no payments have been made.

  Other affiliates

     Related party transactions with Consumers and its affiliates for the period from February 5, 1997 to June 30, 1997 are summarized as follows:

        Purchases of inventory..............................................  $1,035
        Payable for inventory...............................................      23
        Sales of inventory and other........................................   5,098
        Receivable from sales of inventory and other........................   3,814

     All transactions with Consumers and its affiliates are conducted on terms which, in the opinion of management, are no less favorable than with third parties.

NOTE 8 -- PENSION PLANS

     As part of the Anchor Acquisition, the Company assumed the pension plans previously maintained by Old Anchor. The Company has defined benefit retirement plans for salaried and hourly-paid employees. Benefits are calculated on a salary-based formula for salaried plans and on a service-based formula hourly plans. Pension costs for the period from February 5, 1997 to June 30, 1997 are summarized below:

        Service cost-benefits earned during the year......................  $  1,790
        Interest cost on projected benefit obligation.....................    12,830
        Return on plan assets.............................................   (13,220)
                                                                            --------
             Total pension cost...........................................  $  1,400
                                                                            ========

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

     The Company has substantial unfunded obligations related to its employee pension plans. The Retirement Protection Act of 1994 requires the Company to make significant additional funding contributions into its underfunded defined benefit retirement plans and will increase the premiums paid to the PBGC.

     As an objection to the sale, the PBGC entered a determination to terminate Old Anchor's qualified defined benefit pension plans. However, in conjunction with the sale, the Company assumed all liabilities of the plans and funded $9,056 of plan contributions, previously unfunded following Old Anchor's filing of Chapter 11. Additionally, the Company issued $9,000 face amount of Series A Preferred Stock and Vitro, the parent of Old Anchor, has guaranteed to fund certain qualified defined benefit plan obligations, should the Company default on its obligations. Consequently, the PBGC agreed not to terminate the plans as a result of the Agreement and the assumption of the plans by the Company.

     The Company also sponsors two defined contribution plans covering substantially all salaried and hourly employees. In 1994, the salaried retirement and savings programs were changed, resulting in the freezing of benefits under the defined benefit pension plans for salaried employees and amending the defined contribution savings plan for salaried employees. Under the amended savings plan, the Company matches employees' basic contributions to the plan in an amount equal to 150% of the first 4% of an employee's compensation. Expenses under the savings programs for the period from February 5, 1997 to June 30, 1997 were approximately $1,100.

     The funded status of the Company's pension plans at June 30, 1997 is as follows:

                                                                 ACCUMULATED      ASSETS EXCEED
                                                                  BENEFITS         ACCUMULATED
                                                                EXCEED ASSETS       BENEFITS
                                                                -------------     -------------
    Actuarial present value of accumulated plan benefits:
      Vested benefit obligation...............................    $ 306,903         $ 111,701
                                                                   ========          ========
      Accumulated benefit obligation..........................    $ 315,630         $ 111,701
                                                                   ========          ========
      Projected benefit obligation............................      315,630           111,701
    Plan assets at fair value.................................      242,970           120,808
                                                                   --------          --------
    Projected benefit obligation in excess of (less than) plan
      assets..................................................    $  72,660         $  (9,107)
                                                                   ========          ========
    Accrued (prepaid) pension cost............................    $  72,660         $  (9,107)
                                                                   ========          ========

     Significant assumptions used in determining net pension cost and related pension obligations for the benefit plans for 1997 are as follows:

        Discount rate.........................................................  7.50%
        Expected long-term rate of return on plan assets......................   9.0

NOTE 9 -- POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company provides benefits to substantially all salaried, and certain hourly employees under several plans. SFAS 106 requires accrual of postretirement benefits (such as healthcare benefits) during the years an employee provides services. Currently, the Company funds these healthcare benefits on a pay-as-you-go basis. The Company also contributes to a multi-employer trust, and under the requirements of SFAS 106, recognizes as postretirement benefit cost the required annual contribution. The Company's cash flows are not affected by implementation of SFAS 106.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

     The accumulated postretirement benefit obligation at June 30, 1997 is as follows:

        Retirees...........................................................  $38,815
        Eligible plan participants.........................................    8,507
        Other active plan participants.....................................   13,764
                                                                             -------
                                                                             $61,086
                                                                             =======
        Accrued postretirement benefit costs...............................  $61,086
                                                                             =======

     Net postretirement benefit costs for the period from February 5, 1997 to June 30 1997 consist of the following components:

        Service cost - benefits earned during the year......................  $  419
        Interest cost on accumulated postretirement benefit obligation......   1,653
                                                                              ------
                                                                              $2,072
                                                                              ======

     The assumed healthcare cost trend used in measuring the accumulated postretirement benefit obligation as of June 30, 1997 was 9.0% declining gradually to 5.5% by the year 2003, after which it remains constant. A one percentage point increase in the assumed healthcare cost trend rate for each year would increase the accumulated postretirement benefit obligation as of June 30, 1997 by approximately 12% and the net postretirement healthcare cost for the period ended June 30, 1997 by approximately 13%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.50% for 1997.

     The Company also contributes to a multi-employer trust which provides certain other postretirement benefits to retired hourly employees. Expenses under this program for the period from February 5, 1997 to June 30, 1997 were $1,540.

NOTE 10 -- PLANT CLOSING COSTS

     As part of the Anchor Acquisition, the Company closed its Houston, Texas and Dayville, Connecticut plants in order to reduce excess capacity. Exit charges applicable to these two plants of approximately $33,000 have been recorded as of the date of acquisition. Amounts charged against the liability as of June 30, 1997 are approximately $10,300.

NOTE 11 -- INCOME TAXES

     The Company applies SFAS 109 under which the liability method is used in accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Under SFAS 109, if on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance. Since realization is not assured as of June 30, 1997, management has deemed it appropriate to establish a realization reserve against the tax asset created during the period.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

     The following significant components of the deferred tax assets and liabilities are as follows:

        Deferred tax assets:
          Accruals and reserves............................................  $ 2,670
          Property, plant and equipment....................................    2,400
          Pension and post retirement liabilities..........................      800
          Tax loss carry forwards..........................................      130
                                                                             -------
                                                                               6,000
        Valuation allowance................................................    2,400
                                                                             -------
                                                                               3,600
                                                                             -------
        Deferred tax liabilities:
          Goodwill.........................................................    3,500
          Other assets.....................................................      100
                                                                             -------
                                                                               3,600
                                                                             -------
        Net deferred tax assets............................................  $    --
                                                                             =======

     The effective tax rate reconciliation at June 30, 1997 is as follows:

        Statutory rate.....................................................       39%
        Permanent differences..............................................       21
                                                                                 ---
                                                                                  18
        Valuation allowance................................................       18
                                                                                 ---
        Effective rate.....................................................       --%
                                                                                 ===

NOTE 12 -- LEASES

     The Company leases distribution and office facilities, machinery, transportation, data processing and office equipment under non-cancelable leases which expire at various dates through 2004. These leases generally provide for fixed rental payments and include renewal and purchase options at amounts which are generally based on fair market value at expiration of the lease. The Company has no material capital leases.

     Future minimum lease payments under non-cancelable operating leases are as follows:

        Remaining in 1997..................................................  $ 9,700
        1998...............................................................   16,500
        1999...............................................................   12,700
        2000...............................................................    9,500
        2001...............................................................    8,600
        After 2001.........................................................   20,300
                                                                             -------
                                                                             $77,300
                                                                             =======

     Rental expenses for all operating leases for the period from February 5, 1997 to June 30, 1997 were $8,845.

     In connection with the Anchor Acquisition, the Company assumed and amended Old Anchor's lease of the headquarters facility located in Tampa, Florida and a related option to purchase. The term of the amended lease expires January 2, 1998, unless the Company has exercised its purchase right, and the term then expires February 1, 1998. The property is encumbered by a mortgage, which is required to be repaid or refinanced by February 1, 1998. The Company is obligated to pay this indebtedness if the Company does not exercise its

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)

purchase option. If the property is subsequently sold, a portion of the net proceeds is to be reimbursed to the Company.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     The Company is a respondent in various environment-related cases. The Company is not otherwise party to, and none of its assets are subject to any other pending legal proceedings, other than ordinary routine litigation incidental to its business and against which the Company is adequately insured and indemnified or which is not material. The Company believes that the ultimate outcome of these cases will not materially affect future operations.

NOTE 14 -- SUBSEQUENT EVENTS

     Following the issuance of the Notes, the Company filed, with the Securities and Exchange Commission, a Registration Statement on July 16, 1997, (File No. 333-31363) on Form S-4 under the Securities Act of 1933, with respect to an issue of 11.25% First Mortgage Notes, due 2005, identical in all material respects to the Notes, except that the new Notes would not bear legends restricting the transfer thereof. Upon the effectiveness of the Registration Statement, the Company will commence an offer to the holders of the Notes to exchange their Notes for a like principal amount of new Notes. The Company entered into a Registration Rights Agreement on April 17, 1997. Pursuant to this agreement, additional interest will accrue on the Notes if the Registration Statement is not declared effective or the exchange offer is not completed by dates as defined in the agreement.

     In connection with a plan to simplify the corporate ownership structure of Consumers, the Company and their affiliates, Glenshaw Glass Company, Inc., a wholly-owned subsidiary of G&G, may become a subsidiary of the Company.

     In September 1997, Hillsboro Glass Company ("Hillsboro"), a glass-manufacturing plant owned by G&G, discontinued manufacturing. All of Hillsboro's rights and obligations to fill orders under a supply contract between Consumers and one of its major customers will be purchased by Consumers and the Company.

                       ANCHOR GLASS CONTAINER CORPORATION

                            CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

ASSETS
Current assets:
Cash and cash equivalents.........................................................  $    804
Accounts receivable...............................................................    60,840
Inventories --
  Raw materials and manufacturing supplies........................................    24,421
  Semi-finished and finished products.............................................    93,770
Other current assets..............................................................     8,778
                                                                                    --------
          Total current assets....................................................   188,613
Property, plant and equipment, net................................................   309,942
Other assets......................................................................    45,100
Goodwill..........................................................................    45,057
                                                                                    --------
                                                                                    $588,712
                                                                                    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Revolving credit facility.........................................................  $  5,861
Current maturities of long-term debt..............................................       353
Accounts payable..................................................................    31,037
Accrued expenses..................................................................    44,232
Accrued interest..................................................................     7,197
Accrued compensation and employee benefits........................................    36,471
                                                                                    --------
          Total current liabilities...............................................   125,151
Long-term debt....................................................................   151,954
Pension liabilities...............................................................    44,001
Other long-term liabilities.......................................................   124,600
                                                                                    --------
                                                                                     320,555
Commitments and contingencies (Note 7)
Redeemable preferred stock........................................................    55,983
                                                                                    --------
Stockholders' equity:
  Preferred stock.................................................................        34
  Common stock....................................................................       139
  Issuable preferred stock........................................................     4,382
  Warrants........................................................................    10,518
  Capital in excess of par value..................................................    92,294
  Accumulated deficit.............................................................   (20,344)
                                                                                    --------
                                                                                      87,023
                                                                                    --------
                                                                                    $588,712
                                                                                    ========

                  See Notes to Condensed Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                       CONDENSED STATEMENT OF OPERATIONS
               PERIOD FROM FEBRUARY 5, 1997 TO SEPTEMBER 30, 1997
                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
                                  (UNAUDITED)

Net sales........................................................................  $  415,636
Costs and expenses:
  Costs of products sold.........................................................     386,130
  Selling and administrative expenses............................................      18,127
                                                                                    ---------
Income from operations...........................................................      11,379
Other income, net................................................................         234
Interest expense.................................................................     (12,725)
                                                                                    ---------
Loss before extraordinary item...................................................      (1,112)
Extraordinary item --
  Write-off of deferred financing costs, net of nil tax..........................     (11,200)
                                                                                    ---------
Net loss.........................................................................  $  (12,312)
Preferred stock dividends........................................................      (8,032)
                                                                                    ---------
Loss applicable to common stock..................................................  $  (20,344)
                                                                                    =========
Loss per share applicable to common stock before extraordinary item..............  $    (7.72)
                                                                                    =========
Net loss per share applicable to common stock....................................  $   (17.18)
                                                                                    =========
Weighted average number of common shares outstanding.............................   1,183,909
                                                                                    =========

                  See Notes to Condensed Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
               PERIOD FROM FEBRUARY 5, 1997 TO SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                            CLASS    CLASS
                                SERIES B      A        B      ISSUABLE                CAPITAL    ACCUMU-        TOTAL
                                PREFERRED   COMMON   COMMON   PREFERRED              IN-EXCESS    LATED     STOCKHOLDERS'
                                  STOCK     STOCK    STOCK      STOCK     WARRANTS    OF PAR     DEFICIT       EQUITY
                                ---------   ------   ------   ---------   --------   ---------   --------   -------------
Balance, February 5, 1997.....     $--       $ --     $ --     $    --    $     --    $    --    $     --      $    --
  Issuance of 3,360,000 shares
     of Series B Preferred
     Stock to Consumers
     U.S......................      34         --       --          --          --     83,966          --       84,000
  Issuance of 200,000 shares
     of Class B Common Stock
     to Consumers U.S.........      --         --       20          --          --      2,480          --        2,500
  Issuance of 490,898 shares
     of Class A Common Stock
     to creditors of Old
     Anchor...................      --         49       --          --          --      2,405          --        2,454
  Issuance of 1,405,229
     warrants to purchase
     Class C Common Stock in
     conjunction with the
     financing of the Anchor
     Loan Facility............      --         --       --          --       7,012         --          --        7,012
  Issuance of 702,615 shares
     of Class B Common Stock
     to Consumers U.S. in
     conjunction with the
     financing of the Notes...      --         --       70          --          --      3,443          --        3,513
  Issuance of 702,614 warrants
     to purchase Class C
     Common Stock in
     conjunction with the
     financing of the Notes...      --         --       --          --       3,506         --          --        3,506
  Pay-in-kind dividends
     payable to Consumers U.S.
     on Series B Preferred
     Stock....................      --         --       --       4,382          --         --      (4,382)          --
  Dividends accrued on Series
     A Preferred Stock........      --         --       --          --          --         --      (3,650)      (3,650)
  Net loss....................      --         --       --          --          --         --     (12,312)     (12,312)
                                -------       ---      ---      ------      ------     ------     -------      -------
Balance, September 30, 1997...     $34       $ 49     $ 90     $ 4,382    $ 10,518    $92,294    $(20,344)     $87,023
                                =======       ===      ===      ======      ======     ======     =======      =======

                  See Notes to Condensed Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                       CONDENSED STATEMENT OF CASH FLOWS
               PERIOD FROM FEBRUARY 5, 1997 TO SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

Cash flows from operating activities:
  Loss before extraordinary item..................................................  $ (1,112)
  Adjustments to reconcile loss before extraordinary item to net cash provided by operating activities:
     Depreciation and amortization................................................    34,806
     Other amortization...........................................................     3,616
     Other........................................................................       224
  Decrease in cash resulting from changes in assets and liabilities...............   (34,170)
                                                                                    --------
                                                                                       3,364
Cash flows from investing activities:
  Purchase of assets and liabilities of Old Anchor................................  (200,470)
  Expenditures for property, plant and equipment..................................   (21,034)
  Acquisition related contribution to defined benefit pension plans...............    (9,056)
  Other...........................................................................      (773)
                                                                                    --------
                                                                                    (231,333)
Cash flows from financing activities:
  Proceeds from issuance of long-term debt........................................   280,000
  Principal payments on long-term debt............................................  (130,148)
  Proceeds from issuance of preferred stock.......................................    84,000
  Proceeds from issuance of common stock..........................................     1,000
  Net draws on Revolving Credit Facility..........................................     5,861
  Other, primarily financing fees.................................................   (11,940)
                                                                                    --------
                                                                                     228,773
Cash and cash equivalents:
  Increase (decrease) in cash and cash equivalents................................       804
  Balance, beginning of period....................................................        --
                                                                                    --------
  Balance, end of period..........................................................  $    804
                                                                                    ========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Interest........................................................................  $  4,103
                                                                                    ========
  Income tax payments (refunds), net..............................................  $     --
                                                                                    ========

Supplemental noncash investing and financing activities:

          In connection with the Anchor Acquisition, the Company issued $46,983 face amount of Series A Preferred Stock and $2,454 of Class A Common Stock. In connection with the Anchor Loan Facility, the Company issued 1,405,229 of warrants to the lenders valued at $7,012.

          In February 1997, the Company contributed $9,000 face amount of Series A Preferred Stock to the Company's defined benefit pensions plans.

          In connection with the Notes, the Company issued 702,615 shares of Class B Common Stock to Consumers U.S. and 702,614 warrants valued at $3,506 to the initial purchasers of the Notes. Also, with the issuance of the Notes, the Company recorded an extraordinary loss for the write-off of deferred financing fees of the Anchor Loan Facility.

                  See Notes to Condensed Financial Statements.

                       ANCHOR GLASS CONTAINER CORPORATION

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

NOTE 1 -- PURCHASE OF ASSETS

     Anchor Glass Acquisition Corporation (the "Company"), a Delaware corporation and a majority-owned subsidiary of Consumers Packaging Inc. ("Consumers"), was formed in January 1997 to acquire certain assets and assume certain liabilities of Anchor Glass Container Corporation ("Old Anchor"), now Anchor Resolution Corp.

     On February 5, 1997, pursuant to an Asset Purchase Agreement dated December 18, 1996, as amended (the "Asset Purchase Agreement"), between Consumers, Owens-Brockway Glass Container Inc. ("Owens") and Old Anchor, the Company (the rights and obligations of Consumers having been assigned to the Company) and Owens acquired substantially all of the assets of, and assumed certain liabilities, of Old Anchor.

     The Company purchased eleven operating glass container manufacturing facilities and other related assets (the "Anchor Acquisition"). Owens purchased assets and assumed liabilities of Old Anchor's Antioch and Hayward, California facilities and purchased certain other existing inventories. Owens also purchased Old Anchor's investment in Rocky Mountain Bottle Company, a joint venture with Coors Brewing Company ("Coors"), and assumed Old Anchor's agreement to manufacture Coors' glass packaging products in the United States.

     The total purchase price approximated $378,000, excluding fees of approximately $1,500. The portion of the purchase price paid in cash by Owens amounted to approximately $128,000. The remaining purchase price of approximately $250,000 from the Company was comprised of approximately $200,500 in cash, $47,000 face amount (1,879,320 shares) of mandatorily redeemable 10% cumulative convertible preferred stock ("Series A Preferred Stock") and $2,500 of common stock (490,898 shares with an estimated value of $5.00 per share) (the "Class A Common Stock") of the Company.

     The purchase price paid by the Company in connection with the Anchor Acquisition is subject to adjustment. On June 13, 1997, Old Anchor delivered to the Company the closing balance sheet dated January 10, 1997, which indicates that Old Anchor believes that it is entitled to additional payments from the Company and Owens totaling approximately $76,300 relating primarily to purchase price adjustments. On July 28, 1997, the Company and Owens delivered individual notices of disagreement to Old Anchor, opposing some of the adjustments sought by Old Anchor as well as asserting other adjustments in the Company's or Owen's favor. The Company's notice of disagreement requested a reduction to the purchase price of approximately $96,800. There may be litigation and/or arbitration over some or all aspects of adjustments requested by all parties. Such adjustments, if material, could impact the purchase price paid by the Company in connection with the Anchor Acquisition, the allocation of the purchase price and, as a result, the Company's balance sheet at September 30, 1997. There have been numerous settlement discussions between the Company's management and key members of the creditors committee for Old Anchor which would eliminate the necessity for either arbitration or litigation. Based on these settlement discussions, management believes that any such settlement would not have a material adverse impact on the September 30, 1997 Condensed Balance Sheet.

     The Company obtained the cash portion of the purchase price principally from an $85,000 cash investment by Consumers consisting of $84,000 face amount (3,360,000 shares) of redeemable 8% cumulative convertible preferred stock (the "Series B Preferred Stock") and $1,000 of common stock (200,000 shares) (the "Class B Common Stock"), and a $130,000 bank loan.

     Upon consummation of the purchase and effective February 6, 1997, the Company changed its name to Anchor Glass Container Corporation.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

     The Anchor Acquisition is accounted for by using the purchase method, with the purchase price being allocated to the assets acquired and preacquisition liabilities assumed based on their estimated fair value at the date of acquisition. These allocations are based on preliminary appraisals, evaluations, estimations and other studies. Certain acquisition costs and fees, including the costs of closing and consolidating certain facilities have also been recorded by the Company at the date of acquisition. The Company has not yet finalized these allocations and certain contingent liabilities have not yet been resolved, as well as the final purchase price. The excess of the purchase price over the fair value of net assets purchased of approximately $47,000 is classified as Goodwill on the accompanying condensed balance sheet.

     The estimated values of assets acquired and liabilities assumed as of February 5, 1997 after giving effect to the Anchor Acquisition and consideration paid is as follows:

        Accounts receivable..............................................  $  48,000
        Inventories......................................................    123,000
        Property, plant and equipment....................................    322,000
        Goodwill.........................................................     47,000
        Other assets.....................................................     32,000
        Current liabilities..............................................   (139,000)
        Long-term debt...................................................     (2,000)
        Other long-term liabilities......................................   (181,000)
                                                                           ---------
                                                                           $ 250,000
                                                                           =========

     On January 9, 1997, the Pension Benefit Guaranty Corporation ("PBGC") notified Old Anchor that it intended to institute involuntary termination proceedings with respect to the three defined benefit pension plans then maintained by Old Anchor, and currently maintained by the Company. However, the PBGC reached an agreement with Vitro, S.A., the parent of Old Anchor, in which Vitro, S.A. agreed to provide a limited guaranty to the PBGC with respect to the unfunded benefit liabilities of the Company's defined benefit plans, if the plans, or any one of them, are terminated before August 1, 2006. Consequently, the PBGC agreed not to terminate the plans as a result of the Asset Purchase Agreement and the assumption of the plans by the Company. In conjunction with the purchase, the Company assumed all liabilities of the plans and funded $9,056 of plan contributions, previously unfunded following Old Anchor's filing of Chapter 11. Additionally, the Company issued to the plans $9,000 face amount (360,000 shares) of Series A Preferred Stock.

NOTE 2 -- BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  Management's Responsibility

     In the opinion of management, the accompanying condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, and excluding any amounts resulting from purchase price adjustments discussed above, necessary to present fairly the financial position as of September 30, 1997 and the results of operations and cash flows for the period from February 5, 1997 to September 30, 1997.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for the interim period may not be necessarily indicative of the results of the full fiscal year.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

  Business Segment

     The Company is engaged in the manufacture and sale of a diverse line of clear, amber, green and other color glass containers of various types, designs and sizes to customers principally in the beer, food, iced tea, distilled spirits and soft drink industries. The Company markets its products throughout the United States.

  Inventories

     Inventories are stated at the lower of cost or market. The cost of substantially all inventories of raw materials and semi-finished and finished products is determined on the first-in, first-out method. Manufacturing supplies and certain other inventories are valued at weighted average costs.

  Property, Plant and Equipment

     Property, plant and equipment expenditures, including renewals, betterments and furnace rebuilds which extend useful lives, and expenditures for glass forming machine molds are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes while accelerated depreciation methods are principally used for tax purposes. Generally, annual depreciation rates range from 2.5% for buildings, 6.3% to 20% for machinery and equipment and 40% for molds. Furnace and machine rebuilds, which are recurring in nature and which extend the lives of the related assets, are capitalized and depreciated over the period of extension, generally at rates of 20% to 25%, based on the type and extent of these rebuilds. Depreciation of leased property recorded as capital assets is computed on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged directly to expense as incurred.

  Goodwill

     Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired and is amortized on a straight line basis over a twenty year period. Amortization expense for the period ended September 30, 1997 was approximately $1,500. The Company has not yet finalized the allocations of net assets and certain contingent liabilities have not yet been resolved, as well as the final purchase price.

  Income Taxes

     The Company applied Statement of Financial Accounting Standards No.
109 -- Accounting for Income Taxes ("SFAS 109") which establishes financial accounting and reporting standards for the effects of income taxes which result from a company's activities during the current and preceding years.

  Retirement Plans

     The Company has retirement plans, principally non-contributory, covering substantially all salaried and hourly employees. The Company's funding policy is to pay at least the minimum amount required by the Employee Retirement Income Security Act of 1974 and the Retirement Protection Act of 1994, which requires the Company to make significant additional contributions into its underfunded defined benefit plans.

  Postretirement Benefits

     Statement of Financial Accounting Standards No. 106 -- Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") requires accrual of postretirement benefits (such as healthcare benefits) during the period that an employee provides service. This accounting method has no effect on the Company's cash outlays for these retirement benefits.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

  Earnings per share

     Earnings per share is calculated based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are not included in any period that has a loss applicable to common stock as they would be anti-dilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 -- Earnings Per Share ("SFAS 128"). SFAS 128 differs from current accounting guidance in that earnings per share is classified as basic earnings per and dilutive earnings per share, compared to primary earnings per share and fully diluted earnings per share under the current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive securities in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under the existing standards. Adoption of SFAS 128 is required for interim and annual periods ending after December 15, 1997. Had the Company applied the provisions of SFAS 128 in the period from February 5, 1997 to September 30, 1997 to the earnings per share calculations, there would have been no impact compared to that which is reported.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 3 -- REVOLVING CREDIT FACILITY

     In conjunction with the Anchor Acquisition, the Company entered into a credit agreement dated as of February 5, 1997, with Bankers Trust Company ("BTCo") as issuing bank and BT Commercial Corporation, as agent, to provide a $110,000 senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility enables the Company to obtain revolving credit loans for working capital purposes and the issuance of letters of credit for its account in an aggregate amount not to exceed $110,000. Advances outstanding at any one time can not exceed an amount equal to the borrowing base as defined in the Revolving Credit Facility.

     Revolving credit loans bear interest at a rate based upon, at the Company's option, (i) the higher of the prime rate of BTCo, 0.5% in excess of the overnight federal funds rate and 0.5% in excess of the adjusted certificate of deposit rate, as defined, each plus a defined margin, or (ii) the average of the offering rates of banks in the New York interbank Eurodollar market, plus a defined margin. Interest is payable monthly. A commitment fee of 0.5% on the unused portion of the facility and letter of credit fees, as defined, is payable quarterly. The Revolving Credit Facility expires February 5, 2002.

     At September 30, 1997, advances outstanding under the Revolving Credit Facility were $5,861 and the total outstanding letters of credit on this facility were $12,788.

     The Company's obligations under the Revolving Credit Facility are secured by a first priority lien on substantially all of the Company's inventories and accounts receivable and related collateral and a second priority pledge of all of the Series B preferred stock and the Class B common stock. In addition, the Company's obligations under the Revolving Credit Facility are guaranteed by Consumers U.S. Inc., the

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

Company's parent and a wholly-owned indirect subsidiary of Consumers and the holder of the outstanding Series B Preferred Stock and Class B Common Stock.

     The Revolving Credit Facility contains certain covenants that restrict the Company from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The Revolving Credit Facility also contains certain financial covenants that require the Company to meet and maintain certain financial tests and minimum ratios, including a minimum working capital ratio, a minimum consolidated net worth test and a minimum interest coverage ratio, all of which have been met at September 30, 1997.

NOTE 4 -- LONG-TERM DEBT

     In connection with the Anchor Acquisition, the Company entered into a Senior Credit Agreement, dated as of February 5, 1997, with Bankers Trust Company, as agent, to provide a $130,000 bank loan (the "Anchor Loan Facility"). The Anchor Loan Facility was repaid in full from the net proceeds of the issuance of the $150,000 11.25% First Mortgage Notes, due 2005, (the "Notes"). The Anchor Loan Facility bore interest at a rate of 12.50%.

     As additional consideration in providing the Anchor Loan Facility, the Company issued to BT Securities Corporation and TD Securities, 1,405,229 warrants convertible to Class C common stock. The warrants are valued at approximately $7,000. As a result of the refinancing of the Anchor Loan Facility, deferred financing fees of $11,200 were written off as an extraordinary loss in the second quarter of 1997.

     Effective April 17, 1997, the Company completed an offering of the Notes, issued under an indenture dated as of April 17, 1997 (the "Indenture"), among the Company, Consumers U.S. and The Bank of New York, as Trustee. The Notes are senior secured obligations of the Company, ranking senior in right of payment to all existing and future subordinate indebtedness of the Company and pari passu with all existing and future senior indebtedness of the Company. The Notes are guaranteed by Consumers U.S. Proceeds from the issuance of the Notes, net of fees, were approximately $144,000 and were used to repay $130,000 outstanding under the Anchor Loan Facility and $8,800 of advances outstanding under the Revolving Credit Facility, with the balance used for general corporate purposes.

     Interest on the Notes accrues at 11.25% per annum and is payable semiannually on each April 1 and October 1 to registered holders of the Notes at the close of business on the March 15 and September 15 immediately preceding the applicable interest payment date. The Notes are not redeemable prior to April 1, 2001; however, the Notes are redeemable at the Company's option in whole at any time or in part from time to time at redemption prices defined in the Indenture. The Indenture provides that upon the occurrence of a change in control, the Company will be required to offer to repurchase all of the Notes at a purchase price in cash equal to 101% of the principal amount plus interest accrued to the date of purchase.

     All of the obligations of the Company under the Notes and the Indenture are secured by a first priority perfected security interest in substantially all of the existing and future real property, personal property and other assets of the Company and a first priority perfected security interest in collateral ranking pari passu with the security interest in favor of the Revolving Credit Facility.

     The Indenture, subject to certain exceptions, restricts the Company from taking various actions, including, but not limited to, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the payment of dividends and other restricted payments, mergers, acquisitions and transactions with affiliates.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

     In connection with the refinancing of the Notes on April 17, 1997, the Company issued 702,615 shares of Class B Common Stock to Consumers U.S. and 702,614 warrants, valued at $5.00 per share, to the initial purchasers.

NOTE 5 -- REDEEMABLE PREFERRED STOCK

     The Company has designated 2,239,320 shares as Series A Preferred Stock and 5,000,000 shares as Series B Preferred Stock. The Series A Preferred Stock ranks, as to dividends and redemption and upon liquidation, prior to all other classes and series of capital stock of the Company. The holders of Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends, payable quarterly in cash, at an annual rate of 10%. Holders of Series A Preferred Stock are not entitled to vote, except as defined. No dividends have been declared or paid as of September 30, 1997.

     The Company is required to redeem all outstanding shares of the Series A Preferred Stock on February 5, 2009, and, on or after February 5, 2000, may, at its option, redeem outstanding shares of Series A Preferred Stock at a price of $25.00 per share, if the trading price of the common stock equals or exceeds $6.00 per share. Shares of Series A Preferred Stock are convertible into shares of Class A Common Stock, at the option of the holder, at a ratio determined by dividing the liquidation value of the Series A Preferred Stock by $6.00 and such ratio is subject to adjustment from time to time.

     Pursuant to the Asset Purchase Agreement, the Company is obligated to register all of the shares of the Class A Common Stock and Series A Preferred Stock under the Securities Exchange Act and to qualify the shares for listing on a nationally recognized United States securities exchange or on The Nasdaq Stock Market's National Market.

     The Series B Preferred Stock ranks, as to dividends and redemption and upon liquidation, junior to the Series A Preferred Stock but senior to all other classes and series of capital stock of the Company. The holders of Series B Preferred Stock are entitled to receive cumulative dividends, payable quarterly at an annual rate of 8%. During the period from February 5, 1997 through and including December 31, 1999, the dividend is payable in additional shares of Series B Preferred Stock. Thereafter, the dividends will be payable in cash when and as declared by the Board of Directors. Holders of Series B Preferred Stock are not entitled to vote, except as defined.

     Shares of Series B Preferred Stock are not subject to mandatory redemption. On or after February 5, 2000, the Company may, at its option, redeem outstanding shares of Series B Preferred Stock at a price of $25.00 per share, if the trading price of the common stock equals or exceeds $5.50 per share. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock, at the option of the holder, at a ratio determined by dividing the liquidation value of the Series A Preferred Stock by $5.50 and such ratio is subject to adjustment from time to time.

NOTE 6 -- COMMON STOCK

     For the period from February 5, 1997 to February 5, 2000, the common stock is divided into three classes, Class A and Class B, which are voting, and Class C, which is non-voting. During this period, the number of Directors of the Company is fixed at nine, with the holders of the Class A shares having the right to elect four Directors and the holders of the Class B shares having the right to elect five Directors. Holders of the Class C shares do not participate in the election of Directors. On February 5, 2000, the three classes of common stock will automatically be consolidated into one single class of common stock with identical rights. The Company currently has outstanding warrants exercisable for 2,107,843 shares of Class C Common Stock at an exercise price of $.10 per share, which has already been deemed paid.

                       ANCHOR GLASS CONTAINER CORPORATION

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

     The Company is a respondent in various environment-related cases. The Company is not otherwise party to, and none of its assets are subject to any other pending legal proceedings, other than ordinary routine litigation incidental to its business and against which the Company is adequately insured and indemnified or which is not material. The Company believes that the ultimate outcome of these cases will not materially affect future operations.

NOTE 8 -- SUBSEQUENT EVENTS

     Following the issuance of the Notes, the Company filed, with the Securities and Exchange Commission, a Registration Statement on July 16, 1997, (File No. 333-31363) on Form S-4 under the Securities Act of 1933, with respect to an issue of 11.25% First Mortgage Notes, due 2005, identical in all material respects to the Notes, except that the new Notes would not bear legends restricting the transfer thereof. Upon the effectiveness of the Registration Statement, the Company will commence an offer to the holders of the Notes to exchange their Notes for a like principal amount of new Notes. The Company entered into a Registration Rights Agreement on April 17, 1997. Pursuant to this agreement, additional interest will accrue on the Notes if the Registration Statement is not declared effective or the exchange offer is not completed by dates as defined in the agreement.

     In connection with a plan to simplify the corporate ownership structure of Consumers, the Company and their affiliates, Glenshaw Glass Company, Inc., a wholly-owned subsidiary of G&G, may become a subsidiary of the Company.

     In September 1997, Hillsboro Glass Company ("Hillsboro"), a glass-manufacturing plant owned by G&G, discontinued manufacturing. All of Hillsboro's rights and obligations to fill orders under a supply contract between Consumers and one of its major customers will be purchased by Consumers and the Company.

                 INDEX TO FINANCIAL INFORMATION FOR OLD ANCHOR

CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Public Accountants...........................................  H-2
  Consolidated Balance Sheets
     December 31, 1995 and 1996......................................................  H-3

  Consolidated Statements of Operations
     Years Ended December 31, 1994, 1995 and 1996....................................  H-4

  Consolidated Statements of Stockholder's Equity (Deficiency in Assets)
     Years Ended December 31, 1994, 1995 and 1996....................................  H-5

  Consolidated Statements of Cash Flows
     Years Ended December 31, 1994, 1995 and 1996....................................  H-6

  Notes to Consolidated Financial Statements.........................................  H-7

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheet September 30, 1996............................  H-21
  Condensed Consolidated Statement of Operations Nine Months Ended September 30,
     1996............................................................................  H-22
  Condensed Consolidated Statement of Cash Flows Nine Months Ended September 30,
     1996............................................................................  H-23
  Notes to Condensed Consolidated Financial Statements...............................  H-24

SELECTED CONSOLIDATED FINANCIAL DATA.................................................  H-27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.........................................................................  H-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Anchor Glass Container Corporation:

     We have audited the accompanying consolidated balance sheets of Anchor Resolution Corp. (Debtor-in-Possession) (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholder's equity (deficiency in assets) and cash flows for the three years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to report on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced significant losses in the last three fiscal years, and has a net deficiency in assets of $236,307,000 at December 31, 1996. As described in Notes 2 and 3 to the accompanying financial statements, in September 1996, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Furthermore, as discussed in Note 2, on February 5, 1997, the Company sold substantially all of its assets and certain liabilities. The Company's bankruptcy petition and remaining deficiency in assets after this sale raise substantial doubt about the Company's ability to continue as a going concern. Specifically, the accompanying consolidated financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     Because of the possible material effect of the matters discussed in the preceding paragraph, we are unable to express, and we do not express, an opinion on the financial statements referred to above.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
October 31, 1997

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR-IN-POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                 DECEMBER 31,
                                                                                           ------------------------
                                                                                             1996           1995
                                                                                           ---------     ----------
                                                      ASSETS
Current assets:
Cash and cash equivalents................................................................  $   4,898     $   18,315
Accounts receivable, less allowance for doubtful accounts of $1,503 and $1,826...........     55,851         40,965
Inventories
  Raw materials and manufacturing supplies...............................................     28,528         39,036
  Semi-finished and finished products....................................................    115,891        141,538
Other current assets.....................................................................     18,593         14,982
                                                                                           ---------     ----------
         Total current assets............................................................    223,761        254,836
Property, plant and equipment:
  Land and land improvements.............................................................     10,405         22,822
  Buildings..............................................................................    120,377        147,981
  Machinery, equipment and molds.........................................................    524,643        551,709
  Less accumulated depreciation, net.....................................................   (344,655)      (323,665)
                                                                                           ---------     ----------
                                                                                             310,770        398,847
Other assets.............................................................................     52,072         38,742
Intangible pension asset.................................................................     17,140         21,773
Deferred income taxes....................................................................         --          2,367
Investment in joint venture..............................................................     39,725         20,631
Excess of cost over fair value of net assets acquired (Goodwill), net of accumulated
  amortization of $83,630 in 1995........................................................         --        471,152
                                                                                           ---------     ----------
                                                                                           $ 643,468     $1,208,348
                                                                                           =========     ==========
                            LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY IN ASSETS)
Liabilities not subject to compromise:
Current liabilities:
Debtor-in-Possession Facility............................................................  $  90,455     $       --
Revolving credit facility................................................................         --          3,000
Senior Secured Notes.....................................................................    158,025             --
Current maturities of long term debt.....................................................         --          1,770
Accounts payable.........................................................................     25,727         74,120
Accrued expenses.........................................................................     32,740         32,105
Accrued interest.........................................................................      1,510         11,246
Accrued compensation and employee benefits...............................................     60,423         55,869
Deferred income taxes....................................................................         --            543
                                                                                           ---------     ----------
         Total current liabilities.......................................................    368,880        178,653
Long-term debt...........................................................................         --        552,680
Pension liabilities......................................................................     44,179         68,260
Other long-term liabilities..............................................................    119,722        119,152
                                                                                           ---------     ----------
                                                                                             163,901        740,092
Liabilities subject to compromise........................................................    379,994             --
                                                                                           ---------     ----------
         Total liabilities...............................................................    912,775        918,745
Commitments and contingencies (Note 15)
Stockholder's equity (deficiency in assets):
Common stock $.10 par value; authorized 1,000 shares, issued and outstanding, 1 share....         --             --
Capital in excess of par value...........................................................    576,300        483,816
Accumulated deficit......................................................................   (823,213)      (167,373)
Amount related to minimum pension liability..............................................    (22,394)       (26,840)
                                                                                           ---------     ----------
                                                                                            (269,307)       289,603
                                                                                           ---------     ----------
                                                                                           $ 643,468     $1,208,348
                                                                                           =========     ==========

                See Notes to Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR-IN-POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                           -------------------------------------
                                                             1996          1995          1994
                                                           ---------     --------     ----------
Net sales................................................  $ 814,370     $956,639     $1,089,317
Costs and expenses:
  Cost of products sold..................................    831,612      906,393        996,780
  Selling and administrative expenses....................     39,570       48,998         52,371
  Restructuring and other charges........................     49,973       10,267         79,481
  Impairment of long-lived assets........................    490,232           --             --
  Write-up of assets held for sale.......................     (8,967)          --             --
                                                           ---------     --------       --------
Loss from operations.....................................   (588,050)      (9,019)       (39,315)
Other income (expense), net..............................    (10,020)         171         (2,385)
Interest expense (1996 contractual interest of
  $57,768)...............................................    (48,601)     (56,871)       (56,070)
                                                           ---------     --------       --------
Loss before reorganization items, income taxes and
  extraordinary item.....................................   (646,671)     (65,719)       (97,770)
Reorganization items.....................................     (5,008)          --             --
                                                           ---------     --------       --------
Loss before income taxes and extraordinary item..........   (651,679)     (65,719)       (97,770)
Income tax provision.....................................      1,825          250            250
                                                           ---------     --------       --------
Loss before extraordinary item...........................   (653,504)     (65,969)       (98,020)
Extraordinary item --
  Write-off of deferred financing fees, net of nil tax...     (2,336)          --             --
                                                           ---------     --------       --------
Net loss.................................................  $(655,840)    $(65,969)    $  (98,020)
                                                           =========     ========       ========

                See Notes to Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR-IN-POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

     CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY IN ASSETS)
                             (DOLLARS IN THOUSANDS)

                                               CAPITAL
                                                  IN                                       TOTAL
                                                EXCESS                                 STOCKHOLDER'S
                                    COMMON        OF        RETAINED      MINIMUM         EQUITY
                                    STOCK        PAR        EARNINGS      PENSION       (DEFICIENCY
                                     (A)        VALUE       (DEFICIT)     LIABILITY     IN ASSETS)
                                    ------     --------     ---------     --------     -------------
Balance, January 1, 1994..........  $  --      $433,816     $  (3,384)    $(17,680)      $ 412,752
Amount related to minimum pension
  liability.......................     --            --            --        9,822           9,822
Net loss..........................     --            --       (98,020)          --         (98,020)
                                    -----      --------     ---------     --------       ---------
Balance, December 31, 1994........     --       433,816      (101,404)      (7,858)        324,554
Capital contribution from Vitro,
  S.A.............................     --        50,000            --           --          50,000
Amount related to minimum pension
  liability.......................     --            --            --      (18,982)        (18,982)
Net loss..........................     --            --       (65,969)          --         (65,969)
                                    -----      --------     ---------     --------       ---------
Balance, December 31, 1995........     --       483,816      (167,373)     (26,840)        289,603
Capital contribution from Vitro,
  S.A.............................     --        92,484            --           --          92,484
Amount related to minimum pension
  liability.......................     --            --            --        4,446           4,446
Net loss..........................     --            --      (655,840)          --        (655,840)
                                    -----      --------     ---------     --------       ---------
Balance, December 31, 1996........  $  --      $576,300     $(823,213)    $(22,394)      $(269,307)
                                    =====      ========     =========     ========       =========

---------------
(A) One share, $.10 par value outstanding

                See Notes to Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR-IN-POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                           YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------
                                                                       1996          1995          1994
                                                                     ---------     ---------     --------
Cash flows from operating activities:
  Loss before extraordinary item...................................  $(653,504)    $ (65,969)    $(98,020)
  Adjustments to reconcile loss before extraordinary item to net cash provided by (used in) operating activities:
    Impairment of long-lived assets................................    490,232            --           --
    Write-up of assets held for sale...............................     (8,967)           --           --
    Restructuring and other charges................................     49,973        10,267       79,481
    Depreciation...................................................     72,537        76,994       79,037
    Amortization...................................................     29,119        22,921       21,439
    Other..........................................................      3,131           462          354
Decrease in cash resulting from changes in assets and
  liabilities......................................................    (19,697)      (44,245)     (54,377)
Increase in cash resulting from changes in prepetition
  liabilities......................................................      8,765            --           --
                                                                     ---------     ---------     --------
                                                                       (28,411)          430       27,914
Cash flows from investing activities:
  Expenditures for property, plant and equipment...................    (46,254)      (70,368)     (93,833)
  Proceeds from sales of property, plant and equipment.............     14,022        49,490          953
  Investment in joint venture......................................    (18,552)      (20,631)          --
  Other............................................................    (13,108)       (6,991)      (3,775)
                                                                     ---------     ---------     --------
                                                                       (63,892)      (48,500)     (96,655)
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.........................     80,000            --           --
  Principal payments on long-term debt.............................    (92,191)         (365)        (702)
  Capital contribution from Vitro S.A..............................     92,484        50,000           --
  Sale of accounts receivable......................................         --        30,000           --
  Net draws on Debtor-In-Possession facility.......................     90,455            --           --
  Draws on Prepetition Credit Agreement............................         --        87,000       75,000
  Repayments on Prepetition Credit Agreement.......................    (83,000)     (114,000)     (45,000)
  Other, primarily financing fees..................................     (8,862)         (437)        (831)
                                                                     ---------     ---------     --------
                                                                        78,886        52,198       28,467
Cash and cash equivalents:
  Increase (decrease) in cash and cash equivalents.................    (13,417)        4,128      (40,274)
  Balance, beginning of year.......................................     18,315        14,187       54,461
                                                                     ---------     ---------     --------
  Balance, end of year.............................................  $   4,898     $  18,315     $ 14,187
                                                                     =========     =========     ========
SUPPLEMENTAL CASH FLOW INFORMATION
Net cash provided by (used in) operating activities reflects net cash payments for interest and taxes as follows:
Interest...........................................................  $  51,412     $  52,003     $ 60,573
                                                                     =========     =========     ========
Income taxes (refunds), net........................................  $    (209)    $    (328)    $   (149)
                                                                     =========     =========     ========
In addition, the Company had the following non-cash activities:
  Extraordinary item--write off of deferred financing fees.........  $   2,336     $      --     $     --
                                                                     =========     =========     ========
Increase (decrease) in cash resulting from changes in assets and liabilities:
  Accounts receivable..............................................  $ (15,351)    $  (6,881)    $ (8,600)
  Inventories......................................................     36,154        (5,606)      (3,564)
  Other current assets.............................................     (1,623)       (4,050)      (1,773)
  Accounts payable, accrued expenses and other current
    liabilities....................................................    (26,246)      (22,462)     (34,564)
  Other, net.......................................................    (12,631)       (5,246)      (5,876)
                                                                     ---------     ---------     --------
                                                                     $ (19,697)    $ (44,245)    $(54,377)
                                                                     =========     =========     ========

    The Company considers short-term investments with original maturities of ninety days or less at the date of purchase to be classified as cash equivalents.

                See Notes to Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR-IN-POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements are prepared on the historical cost basis of accounting and reflect adjustments for the impairment of goodwill and other long-lived assets. As discussed in Note 3, Anchor Resolution Corp. (formerly known as Anchor Glass Container Corporation) (the "Company") is operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such consolidated financial statements do not purport to show (a) as to assets, the remaining assets, their realizable value on a liquidated basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder's accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in the Company's remaining business.

  Organization of the Company

     At December 31, 1996, the Company is a wholly-owned subsidiary of Container Holdings Corp. ("Container") which is a direct wholly-owned subsidiary of Vitro, Sociedad Anonima ("Vitro"), a limited liability corporation incorporated under the laws of the United Mexican States. On September 13, 1996, the Company filed a voluntary petition for reorganization under Chapter 11 (See Note 3). On February 5, 1997, Consumers Packaging Inc. ("CPI") and Owens-Brockway Glass Container Inc. ("OI") acquired substantially all of the assets and business of the Company in accordance with the terms of the Agreement (See Note 2).

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  Business Segment

     The Company is engaged in the manufacture and sale of a diverse line of clear, amber, green and other color glass containers of various types, designs and sizes to customers principally in the beer, food, iced tea, distilled spirits, wine and soft drink industries. The Company markets its products throughout the United States. The Company's international operations and export sales are insignificant. Sales to Anheuser-Busch represented 11%, 24% and 25% of total net sales for 1996, 1995 and 1994, respectively. As a result of the current highly competitive environment, the Company had been informed by Anheuser-Busch that the Company's 1996 and future volume allocations would be reduced. Additionally, sales to The Strohs Brewery Company represented 10.8% of total net sales for 1996.

  Inventories

     Inventories are stated at the lower of cost or market. The cost of substantially all inventories of raw materials and semi-finished and finished products is determined on the last-in, first-out ("LIFO") method. At December 31, 1996 and 1995, the estimated current cost of these inventories exceeds their stated value determined on the LIFO basis by approximately $16,740 and $13,599, respectively. Manufacturing supplies and certain other inventories are valued at weighted average actual or standard costs that approximate actual costs.

  Property, Plant and Equipment

     Property, plant and equipment expenditures, including renewals, betterments and furnace rebuilds, which extend useful lives, and expenditures for glass forming machine molds are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes while accelerated depreciation methods are principally used for tax purposes. Generally, annual depreciation rates range from 2.5% for buildings, 6.3% to 20% for machinery and equipment and 40% for molds. Furnace and machine rebuilds, which are recurring in nature and which extend the lives of the related assets, are recorded as a charge to accumulated depreciation. Annual depreciation rates for such expenditures range from 20% to 25%, based on the type and extent of these rebuilds. Depreciation of leased property recorded as capital assets is computed on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are charged directly to expense as incurred.

  Excess of Cost Over Fair Value of Net Assets Acquired (Goodwill)

     As a result of the declining profitability, diminishing cash flows and the Company's bankruptcy as discussed in Note 3, the recoverable value of the carrying amount of long-lived assets and intangibles was reviewed for impairment.

     Based upon this review, the amount of remaining excess of purchase price over fair value of net assets acquired at December 31, 1996, of $457,232 and other long-lived assets of $33,000 were written off.

     The excess of cost over fair value of net assets acquired had been amortized on a straight line basis over a 40 year period. Amortization expense, included as a component of cost of products sold, for the years ended December 31, 1996, 1995 and 1994 was $13,920, $13,925 and $13,920, respectively.

  Income Taxes

     Statement of Financial Accounting Standards No. 109 -- Accounting for Income Taxes ("SFAS 109") establishes financial accounting and reporting standards for the effects of income taxes that result from a company's activities during the current and preceding years. In general, SFAS 109 requires that each company within a consolidated group recognize tax expense based on its own income. The Company and its subsidiaries file a consolidated tax return with Container and its subsidiaries. To the extent that current operating loss benefits of the consolidated group or post acquisition loss carryforwards are allocated to the Company as a reduction of current income taxes payable, such benefits are reflected as a contribution of capital. The Company's tax benefits arising prior to acquisition (preacquisition losses) are reflected as a reduction in goodwill when the losses are utilized. Post acquisition losses of the Company are used to offset current or future income tax provisions.

  Retirement Plans

     The Company has retirement plans, principally non-contributory, covering substantially all salaried and hourly employees. The Company's funding policy is to pay at least the minimum amount required by the Employee Retirement Income Security Act of 1974. As a result of the Bankruptcy Proceedings (See Note 3), certain plan contributions were not made as of December 31, 1996 (See Note 12). At December 31, 1996 and 1995, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of the underfunded liability over previously recorded accrued pension costs.

  Postretirement Benefits

     Statement of Financial Accounting Standards No. 106 -- Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") requires accrual of postretirement benefits (such as healthcare benefits) during the period that an employee provides service. The transition obligation from the adoption of

SFAS 106 approximated $3,400 and is being amortized on a straight-line basis over a period of twenty years. This accounting method has no effect on the Company's cash outlays for these retirement benefits.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107 -- Disclosures about Fair Value of Financial Instruments requires disclosure of the estimated fair values of certain financial instruments. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Based on the uncertainty of the ultimate outcome of the Bankruptcy Proceedings, discussed in Note 3, the Company is unable to estimate the fair value of long-term debt at December 31, 1996. The carrying amount of other financial instruments approximate their estimated fair values.

     The fair value information presented herein is based on information available to management as of December 31, 1996. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein. As a result of the Bankruptcy Proceedings discussed in Note 3, the ultimate value of these financial instruments is dependent upon the payment under the Company's future plan of reorganization.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 -- SALE OF ASSETS

     On February 5, 1997, OI and Anchor Glass Acquisition Corporation ("New Anchor"), a majority-owned subsidiary of CPI, acquired substantially all of the assets and business of the Company, pursuant to the Asset Purchase Agreement dated December 18, 1996, as amended (the "Agreement").

     New Anchor purchased eleven operating glass container manufacturing facilities, five idled glass container manufacturing facilities and other related assets. OI purchased assets and assumed liabilities of the Company's Antioch, California and Hayward, California facilities and purchased certain other existing inventories. OI also purchased the Company's investment in Rocky Mountain Bottle Company, a joint venture with Coors Brewing Company ("Coors"), and assumed the Company's agreement to manufacture Coors' glass packaging products in the United States.

     The total purchase price approximated $378,000, excluding fees of approximately $1,500. The purchase price received from OI amounted to approximately $128,000 and was received in cash. The remaining purchase price of approximately $250,000 from New Anchor was comprised of: approximately $200,500 in cash, $47,000 face amount (1,879,320 shares) of mandatorily redeemable 10% cumulative convertible preferred stock and $2,500 of common stock (490,898 shares with an estimated value of $5.00 per share) of New Anchor.

     The purchase price paid by New Anchor in connection with the Anchor Acquisition is subject to adjustment. On June 13, 1997, the Company delivered to New Anchor the closing balance sheet dated January 10, 1997, which indicates that the Company believes that it is entitled to additional payments from New Anchor and Owens totaling approximately $76,300 relating primarily to purchase price adjustments. On July 28, 1997, New Anchor and Owens delivered individual notices of disagreement to the Company, opposing some of the adjustments sought by the Company as well as asserting other adjustments in New Anchor or Owen's favor. New Anchor's notice of disagreement requested a reduction to the purchase price of approximately $96,800. There may be litigation and/or arbitration over some or all aspects of adjustments requested by all parties. Such adjustments, if material, could impact the purchase price paid by New Anchor in connection with the Anchor Acquisition.

     Proceeds from the sale were used to repay the outstanding balance of the DIP Facility and accrued interest thereon, of approximately $109,000 (principal balance of $90,455 at December 31, 1996). The remainder of the proceeds will be used against prepetition liabilities, as ultimately determined under the Company's Plan of Reorganization (see Note 3).

     Upon consummation of the purchase and effective February 6, 1997, New Anchor changed its name to Anchor Glass Container Corporation and the Company changed its name to Anchor Resolution Corp.

     As an objection to the sale, the Pension Benefit Guaranty Corporation ("PBGC") entered a determination to terminate the Company's qualified defined benefit pension plans. However, in conjunction with the sale, New Anchor assumed all liabilities of the plans and funded approximately $9,100 of plan contributions, previously unfunded following the Company's filing of Chapter 11 (see Note 3). Additionally, New Anchor issued to the plans $9,000 face amount (360,000 shares) of mandatorily redeemable 10% cumulative preferred stock and Vitro agreed to provide a limited guaranty to the PBGC with respect to the unfunded benefit liabilities of the Company's defined benefit plans. Consequently, the PBGC agreed not to terminate the plans as a result of the Agreement and the assumption of the plans by New Anchor.

     On October 4, 1996, the Company entered into an asset purchase agreement with Ball-Foster Glass Container Co. L.L.C., ("Ball-Foster"). Pursuant to that agreement, Ball-Foster was to acquire substantially all of the assets of the Company for $365.0 million in cash at closing, subject to adjustment, as set forth in that agreement. In addition, Ball-Foster was to assume specified liabilities of the Company. Payment of the purchase price was guaranteed by Saint-Gobain Corporation, parent company of Ball-Foster.

     Also on October 4, 1996, the Company filed a motion with the Bankruptcy Court seeking an order (i) authorizing the sale to Ball-Foster, subject to higher and better bids, of substantially all of the Company's assets free and clear of certain liens, claims and encumbrances and (ii) authorizing assumption and assignment of certain unexpired leases and executory contracts. The Court had entered several amended scheduling orders which established a timetable for the sale process. The amended deadline for submissions of higher and better bids was December 12, 1996. At that time, the Company received a higher and better offer from CPI and OI. Ball-Foster received a termination fee of $3,000 from the proceeds of the transaction.

     The following unaudited pro forma condensed balance sheet gives effect to the sale of assets and business and payoff of the DIP Facility (as defined) described above as if such transactions occurred on December 31, 1996:

    Cash.....................................................................  $ 237,000
    Other current assets.....................................................      7,500
    Investment in Common Stock of Anchor Glass Container Corporation.........      2,500
    Investment in Preferred Stock of Anchor Glass Container Corporation......     47,000
    Property, plant and equipment............................................      7,000
    Other assets.............................................................     10,000
                                                                               ---------
              Total assets...................................................  $ 311,000
                                                                               ---------
    Liabilities not subject to compromise:
      Current liabilities....................................................  $ 165,000
      Other long-term liabilities............................................     16,000
    Liabilities subject to compromise........................................    376,000
                                                                               ---------
              Total liabilities..............................................    557,000
                                                                               ---------
              Deficiency in assets...........................................  $(246,000)
                                                                               =========

     The Company's remaining deficiency in assets after this sale raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

NOTE 3 -- BANKRUPTCY PROCEEDINGS

     As a result of the continued decline in the Company's results of operations from the effects of the highly competitive glass container market and the Company's high debt level, on September 13, 1996 (the "Petition Date"), the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 30, 1996, Anchor Recycling Corporation, a wholly-owned subsidiary of the Company, also filed a voluntary petition to reorganize under Chapter 11 in the same court. The Chapter 11 proceedings are being jointly administered, with the Company managing the business in the ordinary course as a debtor-in-possession under the supervision of the Bankruptcy Court. Vitro and the Company concluded that the Chapter 11 filing was necessary in order to preserve the value of its assets and to ensure that the business has sufficient cash resources to continue operations while it completed the sale of the business discussed in Note 2.

     Under Chapter 11 proceedings, litigation and actions by creditors to collect certain claims existing at the Petition Date are stayed, without specific Bankruptcy Court authorization to pay such claims. The Company had received authorization, pursuant to first day orders, to pay certain claims related to wages, salaries, vacation, sick pay and other claims. As a debtor-in-possession, the Company has the right, subject to Bankruptcy Court approval, and certain other limitations, to assume or reject certain executory contracts, including unexpired leases. Any claim for damages resulting from the rejection of an executory contract or an unexpired lease is treated as a general unsecured claim in the Chapter 11 proceedings.

     On September 26, 1996 the United States Trustee appointed a single unsecured creditors' committee (the "Creditors Committee"). The Creditors Committee has the right to review and object to certain business transactions and has participated in the negotiation of the Company's plan of reorganization. The Creditors Committee has retained the firm of Wachtell, Lipton, Rosen & Katz as its counsel and Smith Barney Inc. as its financial advisors.

     The Company obtained debtor-in-possession ("DIP") financing from Foothill Capital Corporation, as agent, and Congress Financial Corporation, as co-agent, (the "Lender Group") which provided for a $130,000 DIP Credit Facility (the "DIP Facility"), and was approved by the Bankruptcy Court on November 15, 1996. The DIP Facility, which would have expired September 12, 1997, provided up to $130,000 under a borrowing base formula, less prepetition advances under the Company's then existing New Senior Credit Facility (the "Prepetition Credit Facility") with the Lender Group, on terms substantially the same as the Prepetition Credit Facility. On February 5, 1997, the DIP Facility was repaid in full with proceeds from the sale as discussed in Note 2.

     The DIP Facility and prepetition secured claims are collateralized by substantially all of the assets of the Company including accounts receivable, inventories and property, plant and equipment. The Company has continued to accrue interest on its prepetition secured debt obligations. Because of the Chapter 11 filing, there has been no accrual of interest on prepetition unsecured debt subsequent to the Petition Date.

     Of the cash proceeds received from the sale of substantially all the assets and business of the Company (see Note 2), approximately $109,000 was used to repay in full the DIP Facility and approximately $11,000 was applied to the prepayment of real estate taxes, certain costs related to the Company's partnership with Coors (see Note 8) and the termination fee payable to Ball-Foster (see Note 2). The balance of the net proceeds of the sale remaining after application to the costs of the winddown and to other administrative and priority claims will be distributed to the creditors of the Company, including the holders of approximately $158,000 principal amount of the Company's Senior Secured Notes and holders of other secured and unsecured claims, pursuant to a Plan of Reorganization which is being developed by the Company in conjunction with the Creditors Committee.

NOTE 4 -- PREPETITION LIABILITIES

     Prepetition liabilities subject to compromise at December 31, 1996 include the following:

        $100,000 10.25% Senior Notes......................................  $100,000
        $200,000 9.875% Senior Subordinated Debentures....................   200,000
        Other debt........................................................     4,368
        Trade payables....................................................    68,701
        Accrued interest..................................................     6,925
                                                                            --------
                                                                            $379,994
                                                                            ========

     Because of the Chapter 11 proceedings, there has been no accrual of interest on the $100,000 10.25% Senior Notes or the $200,000 9.875% Senior Subordinated Debentures since September 12, 1996. If accrued, interest expense would have increased $9,167 during the year ended December 31, 1996. Additionally, the amounts reflected as prepetition liabilities do not include amounts related to potential claims, which are substantially in excess of the recorded liabilities at December 31, 1996.

NOTE 5 -- LONG-TERM DEBT

     At December 31, 1996, all debt which, by its terms was previously classified as long-term at the Petition Date, is classified as prepetition liabilities in the accompanying balance sheet.

     As a result of the Bankruptcy Proceedings (See Note 3), the Company is in default of various covenants relating to its outstanding prepetition debt. However, under Chapter 11 proceedings, litigation or actions by creditors related to these defaults are stayed. In addition, the DIP Facility required that the Company's collateral value and availability, as defined, could not be less than a specified amount and the outstanding credit facility balance could not be more than a specified amount as measured on a rolling four-week period throughout the term of the DIP Facility. Prior to the repayment of the DIP Facility, the Company was in full compliance with these covenants.

     Long-term debt at December 31, 1995, giving affect to the Noteholder Restructuring Agreement discussed below, consisted of the following:

                                                                                  1995
                                                                                --------
    Floating Rate Series A Senior Secured Notes, variable interest rate, payable monthly.........................................................  $ 38,000
    Series B Senior Secured Notes, interest at 9.91%, payable monthly.........   202,000
    Floating Rate Series C Senior Secured Notes, variable interest rate,
      payable monthly.........................................................    10,000
    $100,000 Senior Notes, Series A, interest at 10.25%, payable
      semi-annually...........................................................   100,000
    $200,000 Senior Subordinated Debentures, interest at 9.875%, payable
      semi-annually...........................................................   200,000
    Other.....................................................................     4,450
                                                                                --------
                                                                                 554,450
    Less current maturities...................................................     1,770
                                                                                --------
                                                                                $552,680
                                                                                ========

     Effective January 12, 1996, the Company and the holders of the Senior Secured Notes entered into a Noteholder Restructuring Agreement which provides for, among other things, consent by the holders to the replacement of the then current Credit Agreement with a new $130,000 credit facility (subsequently replaced by the DIP Facility) and waiver by the holders of identified defaults or events of default existing on the effective date or which may occur during the waiver period which was to expire not later than January 31, 1998. The restructuring period was defined as the period between the effective date and the termination date, which would have occurred no later than June 30, 1998 (the "Restructuring Period"). The following events occurred in connection with the effectiveness of the Noteholder Restructuring Agreement:

     - execution of the $130,000 Prepetition Credit Facility

     - mandatory prepayment on January 12, 1996 of the aggregate principal amount of the Senior Secured Notes as follows:

           -- Series A $12,160; Series B $64,640 and Series C $3,200;

     - payment of a restructuring fee of approximately $4,100, or 1.75% of the principal amount of the consenting noteholders' Senior Secured Notes outstanding prior to giving effect to the prepayments above, and

     - $40,000 capital contribution from Vitro and a commitment from Vitro to contribute an additional $25,000 on or before January 31, 1997. Capital contributions in 1996 amounted to $92,484.

     Compliance with the financial maintenance tests as defined in the amendments to the Note Purchase Agreement, including fixed charge coverage, net worth, current ratio and debt to equity were waived through the period ending January 31, 1998. However, the Company was required to maintain capital expenditures and net worth in amounts not less than those defined in the Noteholder Restructuring Agreement.

     During the Restructuring Period, the Series A Notes and Series C Notes bore a floating rate of interest at the one-month LIBOR rate, as defined, plus 2.0%. The interest rate was adjusted monthly. Interest on the Series B Notes is fixed at 9.91% per annum. Interest during the Restructuring Period is payable on the 15th of each month.

     Effective January 12, 1996, and concurrent with the Noteholder Restructuring Agreement, the Company entered into a Loan Agreement with Foothill Capital Corporation, as agent, and Congress Financial Corporation, as co-agent, to provide for the $130,000 Prepetition Credit Facility. $80,000 of proceeds from the Prepetition Credit Facility were used to prepay at closing a significant portion of certain payments of the Senior Secured Notes originally scheduled to be made in July 1996 and July 1997 and the remaining $50,000 was used to finance working capital and other general corporate purposes. Advances outstanding at any one time are not to exceed an amount equal to the Borrowing Base as defined in the Prepetition Credit Facility. Interest, at prime plus 1.125%, as defined, is payable monthly. A commitment fee of .5% of the unused portion of the Prepetition Credit Facility is payable monthly. The Prepetition Credit Facility (which was subsequently replaced with the DIP Facility) was repaid February 5, 1997 with proceeds from the sale discussed in Note 2.

     Through February 5, 1997 the Company had borrowings outstanding under the DIP Facility. At December 31, 1996, advances outstanding under the DIP Facility were $90,455. At December 31, 1996, the weighted average interest rate on borrowings outstanding was 9.375%.

     In March 1994, Vitro provided a one year, $20,000 letter of credit facility on behalf of the Company, thereby effectively increasing the Company's letter of credit availability by $20,000. Outstanding letters of credit under this facility at December 31, 1996 were $15,000. In February 1997, the Company received an additional capital contribution of $8,400 in satisfaction of obligations outstanding under the letter of credit facility, which was terminated at that time.

     The Senior Secured Notes are collateralized by the property, plant and equipment of the Company with a secondary interest in inventories and accounts receivable. The DIP Facility is collateralized by inventories and accounts receivable with a secondary interest in the property, plant and equipment of the Company. Both the Note Purchase Agreement and the DIP Facility provide for various covenants that restrict the Company's ability to incur additional indebtedness, sell or transfer assets, make investments, enter into transactions with or make distributions to affiliates and pay dividends or make other distributions in respect of its capital stock, as well as require it to meet various financial maintenance tests. Effective with the Noteholder Restructuring Agreement, the holders of the Senior Secured Notes waived compliance with the financial maintenance covenants through January 31, 1998. However, the Company must maintain capital expenditures and net worth in amounts not less than those defined in the Noteholder Restructuring Agreement.

     Effective June 18, 1992, the Company issued $100,000 aggregate principal amount of 10.25% Senior Notes due June 30, 2002 (the "Exchange Notes"). The Company then completed an exchange offer with the exchange of all Exchange Notes for a like principal amount of 10.25% Senior Notes due 2002, Series A (the "Senior Notes"), issued under an Indenture dated as of October 15, 1992 between the Company and Continental Bank, National Association, as Trustee. The Senior Notes are unsecured obligations of the Company ranking senior in right of payment to the Debentures (described below) and pari passu with all other existing and future senior indebtedness of the Company. Interest is payable semi-annually in arrears on each June 30 and December 31. Interest has not been paid or accrued following the Petition Date.

     Effective December 2, 1993, the Company completed a public offering of $200,000 aggregate principal amount of 9.875% Senior Subordinated Debentures due December 15, 2008 (the "Debentures") under an Indenture dated December 1, 1993 between the Company and Chemical Bank, as Trustee. The Debentures are unsecured obligations, subordinate in right of payment to all existing and future senior debt, as defined, of the Company. Interest on the Debentures is payable semi-annually on June 15 and December 15. Interest has not been paid or accrued following the Petition Date.

     All of the Company's debt agreements contain cross-default provisions.

NOTE 6 -- RESTRUCTURING AND OTHER CHARGES

     In January 1996, formal plans were approved to further restructure certain of the Company's operations to respond to the continued decline in the industry sales volume combined with the loss of a significant portion of the business of the Company's largest customer. Restructuring charges of approximately $50,000, $10,300 and $79,500 were recorded in the 1996, 1995 and 1994 Consolidated Statements of Operations for the closure of various plants and other restructuring obligations.

     The following represents information regarding amounts charged against the restructuring liability for the Company's restructuring plans.

                                                                                          AMOUNT
                                                                                         CHARGED
                                                                                         AGAINST
                                                                                        LIABILITY
                                                                                          AS OF
                                                                     RESTRUCTURING     DECEMBER 31,
                                                                        CHARGES            1996
                                                                     -------------     ------------
1996 RESTRUCTURING PLAN
Plant shutdown costs, including severance costs and pension
  curtailment losses...............................................     $25,100          $ 20,100
Writedown of certain manufacturing assets to net realizable
  value............................................................      24,900
1994/1995 RESTRUCTURING PLAN
Plant shutdown costs, including severance costs and pension
  curtailment losses...............................................     $39,200          $ 33,700
Writedown of certain manufacturing assets to net realizable
  value............................................................      36,600
Writedown of previously shutdown manufacturing facilities to net
  realizable value.................................................      14,000

     During the year ended December 31, 1996, the Company recorded an adjustment to the carrying value of certain idled facilities held for sale. These assets were previously written down to an estimated net realizable value. Upon a current evaluation of quotes and offers on these properties in 1996, the Company increased their net carrying value by approximately $9,000.

NOTE 7 -- CAPITAL CONTRIBUTION

     As a condition of closing to the Noteholder Restructuring Agreement, as discussed in Note 5, in January 1996, the Company received a $40,000 cash capital contribution from Vitro and received a commitment from Vitro to contribute an additional $25,000 on or before January 31, 1997. During 1996, Vitro provided capital contributions of $92,484.

NOTE 8 -- INVESTMENT IN JOINT VENTURE

     In March 1995, the Company and Coors entered into a long-term partnership (the "Partnership") to produce glass bottles at the Coors glass manufacturing facility in Wheat Ridge, Colorado. The Partnership employed the Company's technology, along with capital contributions from both companies, to increase the efficiency, capacity and volume of the Coors facility. Coors has contributed, as its capital contribution, the facility's machinery, equipment and certain personal property. The Company's required capital contribution was approximately $54,000 in cash for capital spending needs over the first three years of the partnership, of which approximately $36,015 has been contributed through capital expenditures through December 31, 1996. The Partnership has an initial term of ten years, which can be extended for additional terms of two years each, and the partners will share the cost benefit of achieved operational efficiencies. In addition, Coors has entered into a separate long-term preferred supplier agreement with the Company. The preferred supplier agreement has an initial term of ten years, which can be extended for additional terms of two years each. This agreement allowed the Company to supply 100% of Coors' glass container requirements (exceeding the Partnership's production) beginning January 1, 1996.

     As discussed in Note 2, effective February 5, 1997, OI purchased the Company's investment in the joint venture (including the assumption of related obligations) and the preferred supplier agreement.

NOTE 9 -- SALE AND LEASEBACK

     In July and August 1995, the Company entered into sale and leaseback transactions of certain manufacturing equipment located at four of the Company's manufacturing facilities. Under the sale agreements, the Company sold the equipment at an aggregate net selling price of approximately $48,300. In addition, the Company entered into agreements to lease back the equipment for a nine year term at an average annual rental of approximately $7,600. The deferred gain of approximately $14,200, representing the excess of the selling price over the net book value of the equipment, is being amortized at approximately $1,600 annually over the nine year operating lease term.

NOTE 10 -- RELATED PARTY INFORMATION

  Container

     There have been no material transactions between the Company and Container or its subsidiaries for the two years ended December 31, 1996. During 1996, the Company sold a previously closed manufacturing facility to Container for proceeds of approximately $750 of cash and a note receivable of $2,800.

  Vitro

     Related party transactions with Vitro and its consolidated subsidiaries are summarized as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1996        1995        1994
                                                             -------     -------     ------
    Purchases of equipment.................................  $ 7,183     $ 6,662     $7,170
    Payable for equipment..................................    2,078          22         38
    Purchases of inventory.................................    6,978       2,115      1,298
    Payable for inventory..................................    1,582           9         25
    Sales of inventory.....................................   23,376      14,534      4,699
    Receivable from sales of inventory.....................    3,100       2,211      3,201
    Other income...........................................       --          --        573
    Other receivables......................................       --         221        668
    Equipment deposits.....................................    2,187       2,187      2,900

  Sale of Accounts Receivable

     In December 1995, approximately $30,700 of eligible trade receivables was sold to Factoraje Serfin, S.A. de C.V., a wholly-owned subsidiary of Grupo Financiero Serfin, S.A. de C.V., an associated company in which Vitro owns a minority interest. This transaction resulted in net proceeds to the Company of $30,000. These receivables were sold without recourse and the proceeds were used to fund working capital needs.

NOTE 11 -- INCOME TAXES

     The consolidated group of companies, of which the Company is a member, applies SFAS 109 under which the liability method is used in accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Under SFAS 109, if on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance.

     The Company had previously recognized approximately $1,825 as a deferred tax asset, net of the valuation allowance. As a result of continuing losses, management has determined it is no longer more likely than not that the value of the remaining deferred tax asset would be realized. As a result, the Company recorded an additional valuation allowance of $1,825, which is reflected as a provision for income taxes in the Consolidated Statement of Operations for the year ended December 31, 1996. The company recorded a current state income tax provision of $250 in 1995 and 1994.

     The significant components of the deferred tax assets and liabilities are as follows:

                                                                     YEARS ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                      1996          1995
                                                                    ---------     --------
    Deferred tax assets:
      Acquired tax benefits.......................................  $  27,700     $ 28,300
      Post acquisition loss carryforwards.........................    106,000       50,700
      Pension and postretirement liabilities......................     55,300       62,100
      Accruals and reserves.......................................     50,300       55,900
                                                                    ---------     --------
                                                                      239,300      197,000
      Valuation allowance.........................................   (152,400)     (84,900)
                                                                    ---------     --------
                                                                       86,900      112,100
                                                                    ---------     --------
    Deferred tax liabilities:
      Property, plant and equipment...............................     55,000       68,900
      Inventories.................................................     22,300       24,300
      Receivables and other assets................................      9,600       17,100
                                                                    ---------     --------
                                                                       86,900      110,300
                                                                    ---------     --------
    Net deferred tax asset........................................  $      --     $  1,800
                                                                    =========     ========

     At December 31, 1996, the Company had unused net operating losses and investment tax credit carryforwards of approximately $325,000 and $5,200, respectively, expiring at various dates through 2011. Of these amounts, $260,000 and $0, respectively, are not restricted as to use and expire at various dates through 2011. The balance of the carryforwards amounting to $65,000 and $5,200, respectively, expire at various dates through 2004, and are restricted to offsetting future taxable income of the respective companies which generated the carryforwards.

NOTE 12 -- PENSION PLANS

     The Company has defined benefit retirement plans for salaried and hourly-paid employees. Benefits are calculated on a salary-based formula for salaried plans and on a service-based formula for hourly plans. Effective December 31, 1994, the Company changed its defined benefit plans for salaried employees resulting in the freezing of benefits, as discussed below. Pension costs for 1996, 1995 and 1994 are summarized below.

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Service cost-benefits earned during the year...............  $  5,266     $  6,731     $  9,507
Interest cost on projected benefit obligation..............    28,646       29,429       28,302
Return on plan assets......................................   (28,270)     (22,550)     (23,108)
Net amortization and deferral..............................     2,442        2,757        3,995
Curtailment (gain) loss....................................       964           --       (3,588)
                                                             --------     --------     --------
          Total pension cost...............................  $  9,048     $ 16,367     $ 15,108
                                                             ========     ========     ========

     The Company has substantial unfunded obligations related to its employee pension plans. The Retirement Protection Act of 1994 requires the Company to make significant additional funding contributions into its underfunded defined benefit retirement plans and will increase the premiums paid to the PBGC.

     Subsequent to the Petition Date, the Company did not make scheduled contribution payments to its employee pension plans. Scheduled plan contribution payments not made as of December 31, 1996, amounted to $16,330. Of the scheduled January 15, 1997 contribution, $3,599 was not paid.

     As an objection to the sale, the PBGC entered a determination to terminate the Company's qualified defined benefit pension plans. However, in conjunction with the sale, New Anchor assumed all liabilities of the plans and funded approximately $9,100 of plan contributions, previously unfunded following the Company's filing of Chapter 11 (see Note 3). Additionally, New Anchor issued $9,000 face amount of mandatorily redeemable 10% cumulative convertible preferred stock and Vitro has guaranteed to fund qualified defined benefit plan obligations up to $70,000, should New Anchor default on its obligations. Consequently, the PBGC agreed not to terminate the plans as a result of the Agreement and the assumption of the plans by New Anchor.

     Effective December 31, 1994, the Company changed its salaried retirement and savings programs, resulting in the freezing of benefits under its three defined benefit pension plans for salaried employees and amending its defined contribution savings plan for salaried employees. The freezing of benefits under the defined benefit pension plans for salaried employees resulted in a curtailment gain of $3,588. Effective December 31, 1996, the Company merged the Latchford Glass Company Salaried Employees' Pension Plan into the Anchor Glass Container Corporation Retirement Plan for Salaried Employees. Also effective December 31, 1994, the Company merged the Diamond Bathurst Salaried Employees Retirement Plan into the Anchor Glass Container Corporation Retirement Plan for Salaried Employees. Under the amended savings plan, the Company will match, beginning in 1995, employees' basic contributions to the plan in an amount equal to 150% of the first 4% of an employee's compensation.

     The funded status of the Company's pension plans at December 31, 1996 and 1995 follows:

                                                      1996                                1995
                                         -------------------------------     -------------------------------
                                          ACCUMULATED      ASSETS EXCEED      ACCUMULATED      ASSETS EXCEED
                                           BENEFITS         ACCUMULATED        BENEFITS         ACCUMULATED
                                         EXCEED ASSETS       BENEFITS        EXCEED ASSETS       BENEFITS
                                         -------------     -------------     -------------     -------------
Actuarial present value of accumulated
  plan benefits:
  Vested benefit obligation............    $ 290,589         $ 107,015         $ 280,370         $ 105,605
                                            ========          ========          ========          ========
  Accumulated benefit obligation.......    $ 301,349         $ 107,015         $ 298,533         $ 105,605
                                            ========          ========          ========          ========
Projected benefit obligation...........    $ 301,349         $ 107,015         $ 299,304         $ 105,605
Plan assets at fair value..............      218,013           116,139           201,061           111,297
                                            --------          --------          --------          --------
Projected benefit obligation in excess
  of (less than) plan assets...........       83,336            (9,124)           98,243            (5,692)
Amounts not recognized --
Subsequent losses......................      (22,394)           (3,817)          (27,612)           (3,907)
Prior service cost.....................      (17,140)               --           (21,773)               --
Additional minimum liability...........       39,534                --            48,613                --
                                            --------          --------          --------          --------
Accrued (prepaid) pension cost.........    $  83,336         $ (12,941)        $  97,471         $  (9,599)
                                            ========          ========          ========          ========

     Significant assumptions (weighted average rates) used in determining net pension cost and related pension obligations for the benefit plans for 1996, 1995 and 1994 were as follows:

                                                                     1996     1995     1994
                                                                     ----     ----     ----
    Discount rate..................................................  7.50%    7.50%    8.50%
    Expected long-term rate of return on plan assets...............  9.0      9.0      9.0
    Rate of increase on compensation level.........................  5.0      5.0      5.0

     The Company recognized an additional minimum liability that is equal to the difference between the accumulated benefit obligation over plan assets in excess of accrued (prepaid) pension cost. A corresponding amount is recognized as either an intangible asset or a reduction of equity. Pursuant to this requirement, the Company recorded, as of December 31, 1996 and 1995, an additional liability of $39,534 and $48,613, respectively, an intangible pension asset of $17,140 and $21,773, respectively, and an equity reduction of $22,394 and $26,840, respectively. Plan assets are held by independent trustees and consist principally of investments in equities, fixed income and government securities.

     The Company also sponsors two defined contribution plans covering substantially all salaried and hourly employees. Expenses under these programs for the years ended December 31, 1996, 1995 and 1994 were approximately $2,817, $3,045 and $1,743, respectively.

NOTE 13 -- POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company provides benefits to substantially all salaried, and certain hourly employees, under several plans. SFAS 106 requires accrual of postretirement benefits (such as healthcare benefits) during the years an employee provides services. Currently, the Company funds these healthcare benefits on a pay-as-you-go basis. The Company also contributes to a multi-employer trust, and under the requirements of SFAS 106, recognizes as postretirement benefit cost the required annual contribution.

     SFAS 106 allows recognition of the cumulative effect of this liability in the year of adoption or the amortization of the net initial transition obligation over a period of up to twenty years. The Company elected to recognize the net initial transition obligation of approximately $3,400 on a straight-line basis over a period of twenty years. The Company's cash flows are not affected by implementation of SFAS 106.

     The accumulated postretirement benefit obligation at December 31, 1996 and 1995 is as follows:

                                                                       YEARS ENDED
                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        Retirees.................................................  $38,403     $38,161
        Eligible plan participants...............................    8,743      10,636
        Other active plan participants...........................   14,273      18,672
                                                                   -------     -------
                                                                    61,419      67,469
        Unrecognized gain or (loss)..............................    4,698      (4,082)
        Unrecognized transition obligation.......................   (2,695)     (2,863)
                                                                   -------     -------
        Accrued postretirement benefit costs.....................  $63,422     $60,524
                                                                   =======     =======

     Net postretirement benefit costs for the years ended December 31, 1996, 1995 and 1994 consist of the following components:

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1996       1995       1994
                                                               ------     ------     ------
    Service cost -- benefits earned during the year..........  $1,052     $1,191     $1,805
    Interest cost on accumulated postretirement benefit
      obligation.............................................   4,200      4,641      4,980
    Net amortization and deferral............................     168        168        859
                                                               ------     ------     ------
                                                               $5,420     $6,000     $7,644
                                                               ======     ======     ======

     The assumed healthcare cost trend used in measuring the accumulated postretirement benefit obligation as of December 31, 1996 was 9.0% declining gradually to 5.5% by the year 2003, after which it remains constant. A one percentage point increase in the assumed healthcare cost trend rate for each year would increase the accumulated post-retirement benefit obligation as of December 31, 1996 by approximately 12% and the net postretirement healthcare cost for the year ended December 31, 1996 by approximately 13%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1996 and 1995.

     The Company also contributes to a multi-employer trust which provides certain other postretirement benefits to retired hourly employees. Expenses under this program for the years ended December 31, 1996, 1995 and 1994, were $4,990, $5,033 and $4,882, respectively.

NOTE 14 -- LEASES

     The Company leases distribution and office facilities, machinery, transportation, data processing and office equipment under non-cancelable leases which expire at various dates through 2004. These leases generally provide for fixed rental payments and include renewal and purchase options at amounts which are generally based on fair market value at expiration of the lease. The Company has no material capital leases.

     Future minimum lease payments under non-cancelable operating leases are as follows:

        1997...............................................................  $22,100
        1998...............................................................   17,600
        1999...............................................................   13,300
        2000...............................................................    9,700
        2001...............................................................    8,600
        After 2001.........................................................   20,300
                                                                             -------
                                                                             $91,600
                                                                             =======

     Rental expense for all operating leases for the years ended December 31, 1996, 1995 and 1994 was $19,770, $21,670 and $17,302, respectively.

NOTE 15 -- COMMITMENTS AND CONTINGENCIES

     The Company is a respondent in various environment-related cases. The Company is not otherwise party to, and none of its assets are subject to any other pending legal proceedings, other than ordinary routine litigation incidental to its business and against which the Company is adequately insured and indemnified or which is not material. The Company believes that the ultimate outcome of these cases will not materially affect future operations.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR IN POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                      CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                            ASSETS
Current assets:
  Cash and equivalents.........................................................    $    4,343
  Accounts receivable, net.....................................................        85,130
  Inventories:
     Raw materials and manufacturing supplies..................................        35,523
     Semi-finished and finished products.......................................       131,004
  Other current assets.........................................................        18,179
                                                                                   ----------
          Total current assets.................................................       274,179
  Property, plant and equipment, net...........................................       343,084
  Other assets.................................................................        55,604
  Intangible pension asset.....................................................        21,773
  Deferred taxes...............................................................            --
  Investment in joint venture..................................................        40,249
  Excess of cost over fair value of net assets acquired........................       460,712
                                                                                   ----------
                                                                                   $1,195,601
                                                                                   ==========
                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  DIP Facility/Credit Facility advances........................................    $  113,312
  Current maturities of long-term debt.........................................            --
  Accounts payable.............................................................        12,721
  Accrued expenses.............................................................        19,608
  Accrued interest.............................................................           979
  Accrued compensation and employee benefits...................................        27,204
                                                                                   ----------
          Total current liabilities............................................       173,824
Long-term debt.................................................................            --
Pension liabilities............................................................            --
Other long-term liabilities....................................................        35,459
Prepetition liabilities not subject to compromise..............................       158,683
Prepetition liabilities subject to compromise..................................       574,401
                                                                                   ----------
          Total liabilities....................................................       942,367
Commitments and contingencies..................................................            --
Stockholder's equity:
  Common stock -- $.10 par value...............................................            --
  Capital in excess of par value...............................................       576,300
  Accumulated deficit..........................................................      (296,226)
  Amount related to minimum pension liability..................................       (26,840)
                                                                                   ----------
                                                                                      253,234
                                                                                   ----------
          Total stockholder's equity...........................................    $1,195,601
                                                                                   ==========

           See Notes to Condensed Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR IN POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                       (UNAUDITED, DOLLARS IN THOUSANDS)

Net sales......................................................................    $  640,049
Costs and expenses:
  Cost of products sold........................................................       636,917
  Selling and administrative expenses..........................................        30,736
  Restructuring charges........................................................        49,973
                                                                                     --------
Loss from operations...........................................................       (77,577)
Reorganization expenses........................................................        (1,576)
Other expense, net.............................................................        (3,379)
Interest expense...............................................................       (42,160)
                                                                                     --------
Loss before income taxes and extraordinary item................................      (124,692)
Income taxes...................................................................         1,825
                                                                                     --------
Loss before extraordinary item.................................................      (126,517)
Extraordinary item -- write-off of deferred financing fees.....................        (2,336)
                                                                                     --------
Net loss.......................................................................    $ (128,853)
                                                                                     ========

           See Notes to Condensed Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR IN POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                       (UNAUDITED, DOLLARS IN THOUSANDS)

Cash flows from operating activities:
Loss before extraordinary item.................................................    $ (126,517)
Adjustments to reconcile loss before extraordinary item to net cash used in operating activities:
     Deferred taxes............................................................         1,825
     Restructuring charges.....................................................        49,973
     Depreciation and amortization.............................................        75,239
     Other.....................................................................           882
     Decrease in cash resulting from changes in assets and liabilities.........       (60,148)
                                                                                      -------
                                                                                      (58,746)
Cash flows from investing activities:
  Expenditures for property, plant and equipment...............................       (36,144)
  Investment in joint venture..................................................       (22,210)
  Proceeds from sales of property, plant and equipment.........................        11,776
  Other........................................................................       (10,438)
                                                                                      -------
                                                                                      (57,016)
Cash flows from financing activities:
  Capital contributions from Vitro, S.A........................................        92,484
  Net draws (repayments) on DIP/Credit Facility................................        30,313
  Principal payments on long-term debt.........................................       (92,126)
  Proceeds from issuance of long-term debt.....................................        80,000
  Other........................................................................        (8,881)
                                                                                      -------
                                                                                      101,790
Cash and equivalents:
  Increase (decrease) in net cash position.....................................       (13,972)
  Balance, beginning of year...................................................        18,315
                                                                                      -------
  Balance, end of period.......................................................    $    4,343
                                                                                      -------
Supplemental disclosure of cash flow information:
  Interest payments, net.......................................................    $   44,860
                                                                                      -------
  Income tax payments (refunds), net...........................................    $     (170)
                                                                                      =======

           See Notes to Condensed Consolidated Financial Statements.

                            ANCHOR RESOLUTION CORP.
                             (DEBTOR IN POSSESSION)
             (FORMERLY KNOWN AS ANCHOR GLASS CONTAINER CORPORATION)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (UNAUDITED, DOLLARS IN THOUSANDS)

NOTE 1 -- MANAGEMENT'S RESPONSIBILITY

     The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Under the reorganization and anticipated sale of assets discussed in Notes 2 and 3 below, the Company will sell or otherwise realize assets, and liquidate or settle liabilities, for amounts substantially less than those reflected in the condensed consolidated financial statements. Due to the pervasive nature of the uncertainties regarding the ultimate outcome of the reorganization, which may include the sale of substantially all of the Company's assets as discussed in Notes 2 and 3, the Company cannot reasonably estimate the related impairment to the reported assets and the amount of liabilities as of November 21, 1996. Therefore, the amounts reported in the condensed consolidated financial statements do not give effect to the adjustments to the carrying value of assets or amounts and classifications of liabilities that will be necessary pursuant to a plan of reorganization and sale of substantially all of the Company's assets.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for the interim periods are not necessarily indicative of the results of the full fiscal year.

NOTE 2 -- BANKRUPTCY PROCEEDINGS

     The Company incurred a loss of $128,853 for the nine months ending September 30, 1996 and has an accumulated deficit of $296,226 at September 30, 1996. As a result of the continued decline in the Company's results of operations from the effect of the highly competitive glass container market and the Company's high debt level, on September 13, 1996 (the "Petition Date"), the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 30, 1996, Anchor Recycling Corporation, a wholly-owned subsidiary of the Company, also filed a voluntary petition to reorganize under Chapter 11 in the same court. The Chapter 11 proceedings are being jointly administered, with the Company managing the business in the ordinary course as a debtor-in-possession under the supervision of the Bankruptcy Court. The Company concluded that the Chapter 11 filing was necessary in order to preserve the value of its assets and to ensure that the business has sufficient cash resources to continue operations while it completed the sale of the business discussed in Note 3.

     Under Chapter 11 proceedings, litigation and actions by creditors to collect certain claims existing at the Petition Date are stayed, without specific Bankruptcy Court authorization to pay such claims. The Company has received authorization, pursuant to first day orders, to pay certain claims related to wages, salaries, vacation, sick pay and other claims. As a debtor-in-possession, the Company has the right, subject to Bankruptcy Court approval, and certain other limitations, to assume or reject certain executory contracts, including unexpired leases. Any claim for damages resulting from the rejection of an executory contract or an unexpired lease is treated as a general unsecured claim in the Chapter 11 proceedings.

     On September 26, 1996 the United States Trustee appointed a single unsecured creditors' committee (the "Creditors Committee"). The Creditors Committee has the right to review and object to certain business transactions and is expected to participate in the negotiation of the Company's plan of reorganization. The Creditors' Committee has retained the firm of Wachtell, Lipton, Rosen & Katz as its counsel and Smith Barney Inc. as financial advisors.

     The Company has obtained debtor-in-possession ("DIP") financing from Foothill Capital Corporation, as agent and Congress Financial Corporation, as co-agent, (the "Lender Group") which provides for a

$130,000 DIP Credit Facility (the "DIP Facility"), which was approved by the Bankruptcy Court on November 15, 1996. The DIP Facility, which expires September 30, 1997, provides up to $130,000 under a borrowing base formula, less prepetition advances under the Company's then existing New Senior Credit Facility (the "Prepetition Credit Facility") with the Lender Group, on terms substantially the same as the Prepetition Credit Facility.

     The DIP Facility and prepetition secured claims are collateralized by substantially all of the assets of the Company including accounts receivable, inventories and property, plant and equipment. The Company has continued to accrue interest on its prepetition secured debt obligations. Because of the Chapter 11 filing, there has been no accrual of interest on Prepetition unsecured debt subsequent to the Petition Date.

     Without the timely completion of the sale of the Company's assets discussed in Note 3, the factors described above raise substantial doubt about the ability of the Company to continue as a going concern and there can be no assurance that the Company can continue to generate sufficient cash flow to maintain operations. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 -- ASSET PURCHASE AGREEMENT

     On October 4, 1996, the Company entered into an asset purchase agreement (the "Agreement") with Ball-Foster Glass Container Co. L.L.C., ("Ball-Foster") a limited liability company organized under the laws of the State of Delaware. Pursuant to the Agreement, Ball-Foster will acquire substantially all of the assets of the Company for $365 million in cash at closing, subject to adjustment, which may be substantial, as set forth in the Agreement. In addition, Ball-Foster will assume specified liabilities of the Company. Payment of the purchase price is guaranteed by Saint-Gobain Corporation, parent company of Ball-Foster. Closing under the Agreement is subject to several conditions, including compliance with the Hart-Scott-Rodino Antitrust Improvements Act, approval by the United States Bankruptcy Court for the State of Delaware as a sale free and clear of liens, and a closing prior to December 31, 1996. On November 13, 1996 filings under Hart-Scott-Rodino were made with the Federal Trade Commission and the Department of Justice with requests for early termination of the 30 day waiting period.

     Also on October 4, 1996, the Company filed a motion with the Bankruptcy Court seeking an order (i) authorizing the sale to Ball-Foster, subject to higher and better bids, of substantially all of the Company's assets free and clear of certain liens, claims and encumbrances and (ii) authorizing assumption and assignment of certain unexpired leases and executory contracts (the "Sale Motion"). The Court has entered several amended scheduling orders which establish the following timetable for the sale process. The deadline for submissions of higher and better bids is December 2, 1996 at 3:00 pm Eastern Standard Time. If other bids are submitted, an auction will be held on December 4, 1996 at the office of Stroock & Stroock & Lavan, counsel to the Company. The sale hearing itself is scheduled for December 9, 1996 at 3:00 pm. Other adjourned dates have been set for certain objections to the sale and responses to objections. A number of objections have been filed in connection with the Sale Motion, some of which assert that the sale cannot proceed without the consent of the objecting parties, notably Owens-Brockway Glass Container, Inc., a party to a technology license agreement with the Company and Coors Brewing Company, a customer and joint venture partner with the Company in the Rocky Mountain Bottle Company joint venture. Another party claiming to be a potential bidder for the assets of the Company, Consumers Packaging Inc. ("Consumers"), has filed an objection alleging that the Ball-Foster deal cannot be consummated. To date, Consumers has not submitted a bid to the Company.

     Based on the pervasive nature of the uncertainties that exist around the ultimate resolution of the bankruptcy proceedings discussed in Note 2, which may include the sale of the Company's assets, management cannot determine the extent to which the Company's assets have been impaired. Accordingly, no provision for loss has been reflected in the accompanying condensed consolidated financial statements for asset impairment.

     The Company is actively engaged, together with its Creditors Committee, Ball-Foster and other interested parties, in reviewing the objections filed and negotiating with the significant objectors in an effort to consensually resolve all objections. The Company believes all interested parties are working to resolve objections and meet the deadline of a year-end closing as set forth in the Agreement. However, there can be no assurance that such objections will be resolved or that certain conditions to closing will be satisfied or waived.

NOTE 4 -- INCOME TAXES

     As a result of continuing losses, management has determined it was no longer more likely than not that the value of the remaining deferred tax asset would be realized. As a result, the Company recorded an additional valuation allowance of $1,825, which is reflected as a provision for income taxes in the consolidated statement of operations for the quarter ended September 30, 1996.

NOTE 5 -- RESTRUCTURING AND OTHER CHARGES

     A summary of activity related to the Company's 1996 and 1995 restructuring plans follows:

                                                                                  AMOUNT CHARGED
                                                                                AGAINST LIABILITY
                                                               RESTRUCTURING          AS OF
                                                                 LIABILITY      SEPTEMBER 30, 1996
                                                               -------------    ------------------
    1996 RESTRUCTURING PLAN
    Plant shutdown costs, including severance costs and
      pension curtailment losses............................      $25,100            $ 13,100
    Writedown of certain manufacturing assets to net
      realizable value......................................       24,900                  --
    1995 RESTRUCTURING PLAN
    Plant shutdown costs, including severance costs and
      pension curtailment losses............................       39,200              33,500
    Writedown of certain manufacturing assets to net
      realizable value......................................       36,600              12,000
    Writedown of previously shutdown manufacturing
      facilities to net realizable value....................       14,000                 500

NOTE 6 -- PREPETITION LIABILITIES

     Prepetition liabilities subject to compromise at September 30, 1996 include the following:

        $100,000 10.25% Senior Notes......................................   $100,000
        $200,000 9.875% Senior Subordinated Debentures....................    200,000
        Insurance related liabilities.....................................     93,189
        Pension related liabilities.......................................     82,487
        Trade payables....................................................     60,946
        Other miscellaneous claims........................................     21,242
        Vacation and severance............................................      9,628
        Accrued interest..................................................      6,909
                                                                             --------
                                                                             $574,401
                                                                             --------

     Prepetition liabilities not subject to compromise at September 30, 1996 include the following:

        Senior Secured Notes..............................................   $158,025
        Accrued interest..................................................        658
                                                                             --------
                                                                             $158,683
                                                                             --------

     Because of the Chapter 11 proceedings, there has been no accrual of interest on the $100,000 10.25% Senior Unsecured Notes or the $200,000 9.875% Senior Subordinated Notes since September 12, 1996. If accrued, interest expense would have increased $1,500 during the nine months ended September 30, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain historical financial information of Old Anchor. The selected financial data for the five years ended December 31, 1996 has been derived from Old Anchor's consolidated financial statements. The selected financial data for the nine months ended September 30, 1996 have been derived from Old Anchor's unaudited condensed consolidated financial statements. The following information should be read in conjunction with Old Anchor's consolidated financial statements, unaudited condensed consolidated financial statements and the related Old Anchor Management's Discussion and Analysis of Financial Condition and Results of Operations for Old Anchor, included elsewhere in this Prospectus.

                                                              HISTORICAL                              NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,                          ENDED
                                     -------------------------------------------------------------   SEPTEMBER 30,
                                        1992         1993         1994         1995       1996(1)        1996
                                     ----------   ----------   ----------   ----------   ---------   -------------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $1,161,925    1,126,037   $1,089,317   $  956,639   $ 814,370    $   640,049
Cost of products sold..............   1,037,329    1,028,332      996,780      906,393     831,612        636,917
Selling and administrative
  expenses.........................      45,785       51,137       52,371       48,998      39,570         30,736
Restructuring and other
  charges(1).......................          --           --       79,481       10,267      49,973         49,973
Impairment of long-lived
  assets(2)........................          --           --           --           --     490,232             --
Write-up of assets held for
  sale(1)..........................          --           --           --           --      (8,967)            --
                                     ----------   ----------   ----------   ----------   ---------       --------
Income (loss) from operations......      78,811       46,568      (39,315)      (9,019)   (588,050)       (77,577)
Other income (expense), net........        (523)         500       (2,385)         171     (10,020)        (3,379)
Interest expense(3)................     (64,659)     (62,535)     (56,070)     (56,871)    (48,601)       (42,160)
                                     ----------   ----------   ----------   ----------   ---------       --------
Income (loss) before reorganization
  items, income taxes,
  extraordinary items and
  cumulative effect of accounting
  change...........................      13,629      (15,467)     (97,770)     (65,719)   (646,671)      (123,116)
Reorganization items...............          --           --           --           --      (5,008)        (1,576)
Income taxes(4)....................      (1,300)      (2,400)        (250)        (250)     (1,825)        (1,825)
Extraordinary items(5).............      (9,026)     (18,152)          --           --      (2,336)        (2,336)
Cumulative effect of accounting
  change(4)........................          --        1,776           --           --          --             --
                                     ----------   ----------   ----------   ----------   ---------       --------
Net income (loss)..................  $    3,303   $  (34,243)  $  (98,020)  $  (65,969)  $(655,840)   $  (128,853)
                                     ==========   ==========   ==========   ==========   =========       ========
OTHER FINANCIAL DATA:
EBITDA(6)..........................  $  181,495   $  150,617   $  138,257   $  101,334   $  34,824    $    44,256
Depreciation and amortization......     103,207      103,549      100,476       99,915     101,656         75,239
Capital expenditures...............      77,580       89,901       93,833       70,368      46,254         36,144
Ratio of earnings to fixed
  charges(7).......................       1.19x           --           --           --          --             --
BALANCE SHEET DATA (AT END OF
  PERIOD):
Accounts receivable................  $   58,079   $   58,128   $   66,618   $   40,965   $  55,851    $    85,130
Inventories........................     196,827      173,204      176,769      180,574     144,419        166,527
Total assets.......................   1,321,733    1,347,201    1,264,488    1,208,348     643,468      1,195,601
Total debt(8)......................     526,405      555,222      584,671      557,450     552,848        575,732
Total stockholder's equity
  (deficiency in assets)...........     462,063      412,752      324,554      289,603    (269,307)       253,234

---------------
(1) Restructuring and other charges reflects Old Anchor's implementation of a series of restructuring plans in an effort to respond to the continued decline in the industry sales volume combined with, in 1996, the loss of a significant portion of the business of Old Anchor's largest customer. The following represents information regarding the amounts charged against the restructuring liability for Old Anchor's restructuring plans:

                                                                                 AMOUNT CHARGED
                                                                                    AGAINST
                                                                                   LIABILITY
                                                                                     AS OF
                                                               RESTRUCTURING      DECEMBER 31,
                                                                  CHARGES             1996
                                                               -------------     --------------
                                                                    (DOLLARS IN THOUSANDS)
    1996 RESTRUCTURING PLAN
    Plant shutdown costs, including severance costs and
      pension curtailment losses..............................    $25,100           $ 20,100
    Writedown of certain manufacturing assets to net
      realizable value........................................     24,900
    1994/1995 RESTRUCTURING PLAN
    Plant shutdown costs, including severance costs and
      pension curtailment losses..............................    $39,200           $ 33,700
    Writedown of certain manufacturing assets to net
      realizable value........................................     36,600
    Writedown of previously shutdown manufacturing facilities
      to net realizable value.................................     14,000

    During the year ended December 31, 1996, the Company recorded an adjustment to the carrying value of certain idled facilities held for sale. These assets were previously written down to an estimated net realizable value. Upon a current evaluation of quotes and offers on these properties in 1996, Old Anchor increased their net carrying value by approximately $9.0 million. The balance of the restructuring liability is anticipated to be expended and charged against the liability over the next three years.

(2) Impairment of long-lived assets reflects the adjustment for the write-off of goodwill and other long-lived assets. As a result of the declining profitability, diminishing cash flow and the bankruptcy proceedings, the recoverable value of the carrying amount of long-lived assets and intangibles was reviewed for impairment. Based upon this review, the amount of remaining excess of the purchase price over the fair value of net assets acquired at December 31, 1996, of $457.2 million and other long-lived assets of $33.0 million were written off. The excess cost over fair value of net assets acquired had been amortized on a straight line basis over a 40 year period. Amortization expense, included as a component of cost of products sold, was approximately $13.9 million for each of the years ended December 31, 1996, 1995 and 1994. See Old Anchor's Notes to the Consolidated Financial Statements, included elsewhere in this Prospectus.

(3) Because of the Chapter 11 proceedings, there has been no accrual of interest on the $100.0 million 10.25% Senior Notes or the $200.0 million 9.875% Senior Subordinated Debentures since September 12, 1996. If accrued, interest expense would have increased $9.2 million during the year ended December 31, 1996.

(4) Income tax provision reflects any additional valuation allowances required to be recorded under SFAS 109. The adoption of SFAS 109 effective January 1, 1993 resulted in an increase in the cumulative net deferred tax asset by $1.8 million. Under SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance.

(5) Extraordinary items in the three years ended December 31, 1992, 1993 and 1996, result from the write-off of financing costs related to debt extinguished during the relevant periods, net of taxes.

(6) EBITDA (earnings before interest, taxes, depreciation and amortization) ("EBITDA") is an amount equal to income (loss) before income taxes, extraordinary items and cumulative effect of accounting change plus the amounts of restructuring charges, reorganization items, the impairment of long-lived assets, interest, depreciation and amortization and less the amount of the write-up of assets held for sale included in the determination of income (loss) before income taxes, extraordinary items and cumulative effect of accounting change. EBITDA is a measure of the Company's debt service ability. It is not an alternative to net income as a measure of the Company's results of operations (as interest, taxes, depreciation and amortization are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities).

(7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest and amortization of debt expense plus a portion of operating lease expense representative of the interest factor. There was a deficiency of earnings to fixed charges in 1993, 1994, 1995 and 1996 of $15.5 million, $97.8 million, $65.7 million and $651.7 million, respectively. For the nine months ended September 30, 1996, there was a deficiency of earnings to fixed charges of $124.7 million.

(8) Total debt as of December 31, 1996 includes $462.3 million of pre-petition liabilities and $90.5 million outstanding under Old Anchor's debtor-in-possession credit facility.

                            ANCHOR RESOLUTION CORP.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

RESULTS OF OPERATIONS

  Introduction

     The following table sets forth certain information derived from the Consolidated Financial Statements of Anchor Resolution Corp., formerly named Anchor Glass Container Corporation and currently a debtor-in-possession under Chapter 11 of the Bankruptcy Code ("Old Anchor"), for the three years ended December 31, 1996. The following discussion should be read in conjunction with the Consolidated Financial Statements of Old Anchor and notes thereto, included elsewhere in this Prospectus.

                                                               YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------
                                                      1994                1995               1996
                                               ------------------   ----------------   -----------------
                                                AMOUNT    PERCENT   AMOUNT   PERCENT   AMOUNT    PERCENT
                                               --------   -------   ------   -------   -------   -------
                                                                 (DOLLARS IN MILLIONS)
Net sales....................................  $1,089.3    100.0%   $956.6    100.0%   $ 814.4    100.0%
Cost of products sold........................     996.8     91.5     906.4     94.8      831.6    102.1
Selling and administrative expenses..........      52.4      4.8      49.0      5.1       39.6      4.9
Restructuring and other charges..............      79.5      7.3      10.3      1.1       50.0      6.1
Impairment of long-lived assets..............        --       --        --       --      490.2     60.2
Write-up of assets held for sale.............        --       --        --       --       (9.0)    (1.1)
Loss from operations.........................     (39.4)    (3.6)     (9.1)    (1.0)    (588.0)   (72.2)
Interest expense.............................      56.1      5.2      56.8      5.9       48.6      6.0
Loss before reorganization items, income
  taxes and extraordinary item...............     (97.8)    (9.0)    (65.7)    (6.9)    (651.7)   (76.0)
Loss before extraordinary item...............     (98.0)    (9.0)    (66.0)    (6.9)    (653.5)   (80.0)
Net loss.....................................     (98.0)    (9.0)    (66.0)    (6.9)    (655.8)   (80.5)

     The net loss for the year ended December 31, 1996 was $655.8 million compared to a net loss of $66.0 million for 1995. Included in the loss for 1996 is the impairment of long-lived assets of $490.2 million. Included in the 1996 and 1995 results were first quarter charges of $50.0 million and $10.3 million, respectively, for Old Anchor's 1996 and 1995 restructuring programs. Excluding the effect of these items, net loss would have been $115.6 million compared to $55.7 million for 1995.

     The decline in Old Anchor's operations is a direct result of Old Anchor's high debt levels and industry-wide volume declines that have led to severe competitive pricing pressures, negatively impacting operating results. Net sales for 1996 decreased 14.9% compared to 1995, on a volume decline of approximately 14%, primarily in the beer, iced tea and soft drink markets. As an example, Old Anchor's 1996 volume allocation from its largest customer in 1995, Anheuser-Busch, has been significantly reduced. The softness in overall industry volume shipments has led to severe competitive pricing pressures, negatively impacting operating margins. In accordance with its restructuring plans, Old Anchor closed its Cliffwood, New Jersey plant in January 1996, and closed its Waukegan, Illinois, Los Angeles, California and Keyser, West Virginia plants in 1995.

NET SALES

     Net sales for 1996 were $814.4 million, a decrease of 14.9% compared to $956.6 million for 1995. The decrease in net sales principally reflects the softening in 1996 of the year-to-year demand for glass containers which has resulted in increased competition for market share and lower pricing trends. In addition, as described above, Anheuser-Busch has significantly reduced its purchases from Old Anchor.

     Net sales for 1995 were $956.6 million, a decrease of 12.2% compared to $1,089.3 million for 1994. The decrease in net sales principally reflects the softening in 1995 of the year-to-year demand for glass containers in the iced tea and beer segments and year-to-year reduction of unit shipments in the soft drink segment, as discussed above. The softness in demand has resulted in increased competition for market share and lower pricing trends.

COST OF PRODUCTS SOLD

     Cost of products sold as a percentage of net sales was 102.1% for 1996 compared to 94.8% for 1995. This increase principally reflects the impact of reduced shipping volumes and lower pricing trends, as described above. Partially offsetting this increase is the impact of Old Anchor's strategic initiatives and cost savings derived from Old Anchor's restructuring plans and re-engineering program.

     Cost of products sold as a percentage of net sales was 94.8% for 1995 compared to 91.5% for 1994. This increase principally reflects the impact of reduced shipping volumes and lower pricing trends. Additionally, Old Anchor's gross profit margin was negatively impacted by cost increased in certain raw materials, specifically packaging materials.

SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses declined $9.4 million, or 19.2%, in 1996 compared to 1995. This decrease principally reflects lower personnel and fringe benefit costs as a result of headcount reductions associated with Old Anchor's re-engineering and cost reduction programs.

     Selling and administrative expenses declined $3.4 million, or 6.4%, in 1995 compared to 1994, because of lower personnel and fringe benefit costs as a result of headcount reductions in that year.

RESTRUCTURING AND OTHER CHARGES

     During 1994, formal plans were approved to significantly reduce Old Anchor's cost structure and to improve productivity. This restructuring program related primarily to consolidation of underutilized manufacturing operations and provided for the closure of three of Old Anchor's 17 manufacturing plants. In the 1994 fourth quarter, Old Anchor recorded a restructuring charge of $79.5 million and in the 1995 first quarter, an additional $10.3 million charge was recorded to reflect the benefit arrangements for employees affected by this plan. In January 1996, formal plans were approved to further restructure certain of Old Anchor's operations to respond to the continued decline in the industry sales volume combined with the loss of a significant portion of the business of Old Anchor's largest 1995 customer. A restructuring charge of approximately $50.0 million has been recorded in the 1996 Consolidated Statement of Operations for the closure of the Cliffwood, New Jersey plant and other restructuring obligations.

IMPAIRMENT OF LONG-LIVED ASSETS

     As a result of declining profitability, diminishing cash flows and the bankruptcy proceedings, the entire $457.2 million of goodwill and $33.0 million of other long-lived assets were written off.

WRITE-UP OF ASSETS HELD FOR SALE

     In December 1996, Old Anchor wrote up the value of certain assets held for sale by $9.0 million.

INTEREST EXPENSE

     Interest expense was $48.6 million for 1996 compared to $56.8 million for 1995. Because of the Bankruptcy Proceedings, there has been no accrual of interest on the $100.0 million 10.25% Senior Notes or the $200.0 million 9.857% Senior Subordinated Debentures since September 12, 1996. If accrued, interest expense would have increased by $9.1 million in 1996.

     Interest expense was $56.8 million for the year ended December 31, 1995 compared to $56.1 million for the corresponding period of 1994. The increase reflected higher prevailing interest rates, and higher average working capital borrowings outstanding during 1995, as compared to 1994.

LIQUIDITY AND CAPITAL RESOURCES

     As a result of the continued decline in Old Anchor's results of operations from the effect of the highly competitive glass container market, and Old Anchor's high debt level, on September 13, 1996 (the "Petition Date"), Old Anchor filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 30, 1996, Anchor Recycling Corporation, a wholly-owned subsidiary of Old Anchor, also filed a voluntary petition to reorganize under Chapter 11 in the same court. The Chapter 11 proceedings are being jointly administered, with Old Anchor managing the business in the ordinary course as a debtor-in-possession under the supervision of the Bankruptcy Court. Old Anchor concluded that the Chapter 11 filing was necessary in order to preserve the value of its assets and to ensure that the business had sufficient cash resources to continue operations while it completed the sale of the business discussed in Note 2 to the Notes to the Consolidated Financial Statements, appearing elsewhere herein.

     Old Anchor obtained debtor-in-possession ("DIP") financing from Foothill Capital Corporation, as agent and Congress Financial Corporation, as co-agent (the "Lender Group") to provide for a $130.0 million DIP Credit Facility (the "DIP Facility"), which was approved by the Bankruptcy Court on November 15, 1996. The DIP Facility, which would expire September 30, 1997, provided up to $130.0 million under a borrowing base formula, less prepetition advances under Old Anchor's then existing Prepetition Credit Facility with the Lender Group, on terms substantially the same as the Prepetition Credit Facility.

     Advances outstanding at any one time were not to exceed an amount equal to the Borrowing Base, consisting of accounts receivable and finished product inventory, as defined in the Prepetition Credit Facility, and amended by the DIP Facility. At December 31, 1996, Old Anchor's available borrowing base, as defined under the DIP Facility was approximately $113.7 million against which $90.5 was outstanding. Interest, at prime plus 1.125%, as defined, was payable monthly. A commitment fee of 0.5% of the unused portion of the DIP Facility was payable monthly.

     On February 5, 1997, Anchor Glass Acquisition Corporation ("New Anchor"), a wholly-owned subsidiary of Consumers Packaging Inc. ("CPI"), and Owens-Brockway Glass Container Inc. ("OI") acquired substantially all of the assets and business of Old Anchor in accordance with the terms of the Asset Purchase Agreement, dated December 18, 1996 (the "Agreement") as discussed in Note 2 to the Notes to Consolidated Financial Statements. The total purchase price approximated $387.9 million, excluding fees of approximately $9.9 million. The purchase price received from OI amounted to approximately $128.4 million and was received in cash. The remaining purchase price of approximately $250.0 million from New Anchor was comprised of approximately $200.5 million in cash, $47.0 million face amount (1,879,320 shares) of mandatorily redeemable 10% cumulative convertible preferred stock and $2.5 million of common stock (490,898 shares with an estimated value of $5.00 per share) of New Anchor. The purchase price is subject to adjustment as defined in the Agreement.

     Proceeds from the sale were used to repay the outstanding balance of the DIP Facility and accrued interest thereon, at February 5, 1997, of approximately $109.0 million. The remainder of the proceeds will be used to satisfy prepetition liabilities, as to be determined under Old Anchor's Plan of Reorganization. Old Anchor's principal sources of liquidity through February 5, 1997 were funds derived from operations and borrowings under the DIP Facility.

     In 1996, operating activities consumed $28.4 million in cash compared to $0.4 million and $27.9 million of cash provided in 1995 and 1994, respectively. These increases in cash consumed reflect the increase in losses and the changes in working capital items during the periods compared.

     Capital expenditures in 1996 were $46.3 million compared to $70.4 million and $93.8 million in 1995 and 1994, respectively. In addition, in 1996, Old Anchor invested approximately $18.6 million in the joint venture with Coors Brewing Company ("Coors"). Old Anchor invested $20.0 million in the joint venture in 1995. Also in 1995, Old Anchor entered into sale and leaseback transactions, with respect to certain of its glass manufacturing equipment, with an aggregate net selling price of approximately $48.3 million.

     Cash flows from financing activities for the years ended December 31, 1996, 1995 and 1994 were $78.9 million, $52.2 million and $28.5 million, respectively. The 1996 cash flows from financing activities principally reflects a $92.5 million capital contribution received from Vitro, Sociedad Anonima and borrowings under the Prepetition Credit Facility, modified by the DIP Facility. In February 1997, Old Anchor received an additional capital contribution of $8.4 million in satisfaction of obligations outstanding under the $20.0 million letter of credit facility, which was terminated at that time.

     As a result of the Bankruptcy Proceedings, Old Anchor is in default of various covenants relating to Old Anchor's outstanding prepetition debt. However, under Chapter 11 proceedings, litigation or actions by creditors related to these defaults are stayed. In addition, the DIP Facility required that Old Anchor's collateral value and availability, as defined, could not be less than a specified amount as measured on a rolling four-week period throughout the term of the DIP Facility. Prior to the repayment of the DIP Facility, Old Anchor was in full compliance with these covenants.

IMPACT OF INFLATION

     The impact of inflation on the costs of Old Anchor, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. While the general level of inflation in the domestic economy has been at relatively low levels since Old Anchor's formation in 1983, Old Anchor has generally been unable, since the end of 1991, to fully pass on inflationary cost increases as a result of competitive pricing pressures. This has negatively impacted Old Anchor's operating results.

SEASONALITY

     Due principally to the seasonal nature of the brewing, iced tea and soft drink industries, in which demand is stronger during the summer months, Old Anchor's shipment volume is typically highest in the second and third quarters. Consequently, Old Anchor historically builds inventory during the first quarter in anticipation of seasonal demands during the second and third quarters. However, industry patterns existing over the last 18 months have somewhat altered the normal seasonal trends. In addition, Old Anchor generally schedules shutdowns of its plants for furnace rebuilds and machine repairs in the first and fourth quarters of the year to coincide with scheduled holiday and vacation time under its labor union contracts. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ANCHOR GLASS CONTAINER CORPORATION

                                          By: /s/ M. WILLIAM LIGHTNER, JR.

                                            ------------------------------------
                                                  M. William Lightner, Jr.
                                             Senior Vice President -- Finance,
                                                       Chief Financial
                                                   Officer and Treasurer

November 12, 1997